As filed with the Securities and Exchange Commission on April 8, 2004

Registration No. 333-113639

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

Under

The Securities Act of 1933

HUNTINGTON BANCSHARES INCORPORATED

(Exact Name of Registrant as Specified in its Charter)

Maryland (State or other jurisdiction of incorporation)	6021 (Primary Standard Industrial Classification Code Number)	31-0724920 (I.R.S. Employer Identification Number)

Huntington Bancshares Incorporated

Huntington Center

41 South High Street

Columbus, Ohio 43287

(614) 480-8300

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Richard A. Cheap, Esq.

General Counsel and Secretary

Huntington Bancshares Incorporated

41 South High Street

Columbus, Ohio 43287

(614) 480-8300

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

With copies to:

Roger L. Mann Unizan Financial Corp. 220 Market Avenue South Canton, Ohio 44702 (330) 438-1118	Edward D. Herlihy, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	Todd S. Bundy, Esq. Black, McCuskey, Souers & Arbaugh 1000 Unizan Plaza 220 Market Avenue South Canton, Ohio 44702 (330) 456-8341

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and upon completion of the merger described in the enclosed proxy statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such dates as the Commission, acting pursuant to said section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This proxy statement/prospectus shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Stockholder:

The board of directors of Unizan Financial Corp. has unanimously approved a strategic merger of Unizan into Huntington Bancshares Incorporated.

If the merger is completed, you will receive 1.1424 shares of Huntington common stock for each share of Unizan common stock you hold immediately prior to the merger. The following table shows the closing sale prices of Huntington common stock and Unizan common stock as reported on the Nasdaq National Market on January 26, 2004, the last trading day before we announced the merger, and on April 7, 2004, the last practicable trading day before the distribution of this proxy statement/prospectus. This table also shows the implied value of the merger consideration proposed for each share of Unizan common stock, which we calculated by multiplying the closing price of Huntington common stock on those dates by 1.1424, the exchange ratio. Huntington and Unizan common stock are each quoted on the Nasdaq National Market under the symbols “HBAN” and “UNIZ,” respectively.

	Huntington Common Stock	Unizan Common Stock	Implied Value per Share of Unizan Common Stock
At January 26, 2004	$23.10	$22.95	$26.39
At April 7, 2004	$21.83	$24.77	$24.94

We expect that the merger will generally be tax free to you, except with respect to any cash received by you instead of receiving any fractional share of Huntington common stock.

We cannot complete the merger unless it is approved by the holders of at least two-thirds of all outstanding shares of Unizan common stock. Unizan will hold a special stockholders’ meeting to vote on this merger proposal. Your vote is important. Whether or not you plan to attend the special stockholders’ meeting, please take the time to vote your shares in accordance with the instructions contained in this document. If you do not vote, it will have the same effect as voting against the merger.

The Unizan board of directors unanimously recommends that you vote FOR approval of the merger agreement.

This document describes the special meeting, the merger, the documents related to the merger and other related matters. Please carefully read this entire document. You also can obtain information about our company and Huntington from documents that we and Huntington have filed with the Securities and Exchange Commission.

/s/ Roger L. Mann
ROGER L. MANN President and Chief Executive Officer Unizan Financial Corp.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the Huntington common stock to be issued under this joint proxy statement/prospectus or determined if this joint proxy statement/prospectus is accurate or adequate.

Any representation to the contrary is a criminal offense.

The date of this proxy statement/prospectus is April 8, 2004, and it is first being mailed or otherwise delivered to Unizan stockholders on or about April 13, 2004.

REFERENCES TO ADDITIONAL INFORMATION

This document incorporates important business and financial information about Huntington and Unizan from documents that are not included in or delivered with this document. You can obtain documents incorporated by reference in this document by requesting them in writing or by telephone from the appropriate company at the following addresses:

Huntington Bancshares Incorporated	Unizan Financial Corp.
Huntington Center 41 South High Street Columbus, Ohio 43287 Attention: Investor Relations Telephone: (614) 480-5676	220 Market Avenue South Canton, Ohio 44702 Attention: Investor Relations Telephone: (330) 438-1118

You will not be charged for any of these documents that you request. Unizan stockholders requesting documents should do so by May 18, 2004 in order to receive them before the special meeting.

See “Where You Can Find More Information” on page 64.

UNIZAN FINANCIAL CORP.

220 Market Avenue South

Canton, Ohio 44702

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

Unizan Financial Corp. will hold a special meeting of stockholders at the Marriott McKinley Grand Hotel, 320 Market Avenue South, Canton, Ohio, at 10:00 a.m., local time, on May 25, 2004 to consider and vote upon the following matters:

•	a proposal to adopt the Agreement and Plan of Merger, dated as of January 27, 2004, by and between Huntington Bancshares Incorporated and Unizan Financial Corp., pursuant to which Unizan will merge with and into Huntington; and

•	a proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to adopt the merger agreement.

The Unizan board of directors has fixed the close of business on April 6, 2004 as the record date for the Unizan special meeting. Only Unizan stockholders of record at that time are entitled to notice of, and to vote at, the Unizan special meeting, or any adjournment or postponement of the Unizan special meeting. A complete list of Unizan stockholders entitled to vote at the special meeting will be made available for inspection by any Unizan stockholder at the time and place of the Unizan special meeting. In order for the merger agreement to be approved, the holders of two-thirds of the Unizan shares outstanding and entitled to vote thereon must vote in favor of adoption of the merger agreement.

Whether or not you plan to attend the special meeting, please submit your proxy with voting instructions. Please vote as soon as possible by accessing the Internet site listed on the Unizan proxy card, by calling the toll-free number listed on the Unizan proxy card, or by submitting your proxy card by mail. To submit your proxy by mail, please complete, sign, date and return the accompanying proxy card in the enclosed self-addressed, stamped envelope. This will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Any holder of Unizan common stock who is present at the Unizan special meeting may vote in person instead of by proxy, thereby canceling any previous proxy. In any event, a proxy may be revoked in writing at any time before the Unizan special meeting in the manner described in the accompanying proxy statement/prospectus.

The Unizan board of directors has unanimously approved the merger agreement and unanimously recommends that Unizan stockholders vote “FOR” adoption of the merger agreement.

BY ORDER OF THE BOARD OF DIRECTORS,

/s/ Roger L. Mann
Roger L. Mann, President and Chief Executive Officer

April 8, 2004

YOUR VOTE IS IMPORTANT. PLEASE COMPLETE, SIGN, DATE AND RETURN YOUR PROXY CARD, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING.

-i-

-ii-

QUESTIONS AND ANSWERS ABOUT VOTING PROCEDURES FOR THE

UNIZAN SPECIAL MEETING

Q:	What do I need to do now?

A:	After you have carefully read this document and have decided how you wish to vote your shares, please vote by accessing the Internet site listed on your proxy card, by calling the toll-free number listed on your proxy card or by submitting your proxy card by mail. To submit your proxy card by mail, you must complete, sign, date and mail your proxy card in the enclosed postage paid return envelope as soon as possible. This will enable your shares to be represented and voted at the Unizan special meeting.

Q:	Why is my vote important?

A:	If you do not vote by proxy or vote in person at the appropriate special meeting, it will be more difficult for us to obtain the necessary quorum to hold our special meeting. In addition, the failure of a Unizan stockholder to vote, by proxy or in person, will have the same effect as a vote against the merger. The merger must be approved by the holders of at least two-thirds of the voting power of Unizan common stock entitled to vote at the special meeting.

Q:	If my shares are held in street name by my broker, will my broker automatically vote my shares for me?

A:	No. Your broker cannot vote your shares without instructions from you. You should instruct your broker as to how to vote your shares, following the directions your broker provides to you. Please check the voting form used by your broker.

Q:	What if I abstain from voting or fail to instruct my broker?

A:	If you abstain from voting or fail to instruct your broker to vote your shares, the abstention or resulting “broker non-vote” will be counted toward a quorum at the special meeting, but it will have the same effect as a vote against the merger.

Q:	Can I attend the special meeting and vote my shares in person?

A:	Yes. All stockholders, including stockholders of record and stockholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the special meeting. Stockholders of record can vote in person at the special meeting. If you are not a stockholder of record, you must obtain a proxy, executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the special meeting. If you plan to attend the special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership, and you must bring a form of personal photo identification with you in order to be admitted. We reserve the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification.

Q:	Can I change my vote?

A:	Yes. You may revoke your signed proxy card at any time before it is voted by signing and returning a new proxy card with a later date, delivering a written revocation letter to Roger L. Mann, President and Chief Executive Officer of Unizan, or by attending the special meeting in person, notifying Mr. Mann and voting by ballot at the special meeting. Mr. Mann’s mailing address is 220 Market Avenue South, Canton, Ohio 44702. If you have voted your shares by telephone or through the Internet, you may revoke your prior telephone or Internet vote by recording a different vote, or by signing and returning a proxy card dated as of a date that is later than your last telephone or Internet vote.

Any stockholder entitled to vote at the Unizan special meeting may vote in person whether or not a proxy has been previously given, but the mere presence (without notifying Mr. Mann and voting) of a stockholder at the special meeting will not constitute revocation of a previously given proxy.

Q:	If I am a Unizan stockholder, should I send in my Unizan stock certificates now?

A:	No. You should NOT send in your Unizan stock certificates at this time. Following completion of the merger, we will send you instructions for exchanging Unizan stock certificates for shares of Huntington stock. Unless Unizan stockholders specifically request to receive Huntington stock certificates, the shares of Huntington stock they receive in the merger will be issued in book-entry form.

Q:	When do you expect to complete the merger?

A:	We expect to complete the merger promptly following the end of the second quarter of 2004. However, we cannot assure you when or if the merger will occur. We must first obtain the approval of the Unizan stockholders at the special meeting and the necessary regulatory approvals.

Q:	Where can I get additional copies of the proxy materials and/or get assistance in voting my shares?

A:	To get additional copies of the proxy materials and/or for help in voting your shares, please feel free to call Morrow & Company, Inc., at (800) 607-0088 or (212) 754-8000.

Q:	Whom should I call with questions?

A:	You should call the Unizan Investor Relations Department at (330) 438-1118 with any questions about the merger and related transactions.

SUMMARY

This summary highlights selected information from this document. It does not contain all of the information that is important to you. We urge you to carefully read the entire document and the other documents to which we refer in order to fully understand the merger and the related transactions. See “Where You Can Find More Information” on page 64. Each item in this summary refers to the page of this document on which that subject is discussed in more detail.

In the Merger Unizan Stockholders Will Receive 1.1424 Shares of Huntington Common Stock per Share of Unizan Common Stock (page 29)

We are proposing the merger of Unizan with and into Huntington. If the merger is completed, each Unizan stockholder will receive 1.1424 shares of Huntington common stock for each share of Unizan common stock held immediately prior to the merger. We refer to this 1.1424-to-1 ratio as the exchange ratio. Huntington will not issue any fractional shares of Huntington common stock in the merger. Unizan stockholders who would otherwise be entitled to a fractional share of Huntington common stock will instead receive an amount in cash based on the average of the closing sale prices of Huntington common stock on the five full trading days immediately prior to the date on which the merger is completed.

Example: If you hold 100 shares of Unizan common stock, you will receive 114 shares of Huntington common stock and a cash payment instead of the 0.24 of a share of Huntington common stock that you otherwise would have received (i.e., 100 shares x 1.1424 = 114.24 shares). If the five day average price was $21.83, the cash payment would be equal to $5.24 (i.e., 0.24 shares x $21.83 = $5.24).

Tax-Free Transaction to Unizan Stockholders (page 43)

The merger has been structured to qualify as a reorganization for U.S. federal income tax purposes. In addition, it is a condition to our respective obligations to complete the merger that Huntington receives the opinion of Wachtell, Lipton, Rosen & Katz, and Unizan receives the opinion of Black, McCuskey, Souers & Arbaugh, in each case, that the merger qualifies as a reorganization for U.S. federal income tax purposes. Accordingly, holders of Unizan stock generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of their Unizan stock for Huntington stock in the merger, except for any gain or loss that may result from the receipt of cash instead of a fractional share of Huntington common stock.

The federal income tax consequences described above may not apply to all holders of Unizan stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.

Comparative Market Prices and Share Information (page 63)

Huntington common stock is quoted on the Nasdaq National Market under the symbol “HBAN.” Unizan common stock is quoted on the Nasdaq National Market under the symbol “UNIZ.” The following table shows the closing sale prices of Huntington common stock and Unizan common stock as reported on the Nasdaq National Market on January 26, 2004, the last trading day before we announced the merger, and on April 7, 2004, the last practicable trading day before the distribution of this document. This table also shows the implied value of the merger consideration proposed for each share of Unizan common stock, which we calculated by multiplying the closing price of Huntington common stock on those dates by 1.1424, the exchange ratio.

	Huntington Common Stock	Unizan Common Stock	Implied Value of One Share of Unizan Common Stock
At January 26, 2004	$23.10	$22.95	$26.39
At April 7, 2004	$21.83	$24.77	$24.94

The market price of Huntington common stock and Unizan common stock will fluctuate prior to the merger. You should obtain current market quotations for the shares.

Unizan’s Financial Advisor Provided a Financial Opinion Letter to the Unizan Board of Directors (page 21)

In deciding to approve the merger, the Unizan board of directors considered the opinion its financial advisor, Sandler O’Neill & Partners, L.P., provided to the Unizan board of directors on January 27, 2004, that as of that date, and based on and subject to the considerations in its opinion, the exchange ratio in the merger agreement was fair from a financial point of view to holders of Unizan common stock. Sandler O’Neill has confirmed its opinion as of the date of this document. A copy of the opinion is attached to this document as Appendix B. Unizan stockholders should read the opinion completely and carefully to understand the assumptions made, matters considered and limitations of the review undertaken by Sandler O’Neill in providing its opinion. Unizan agreed to pay Sandler O’Neill a transaction fee in connection with the merger which, based upon the closing price of Huntington’s common stock on April 6, 2004, would be approximately $3.6 million. The principal portion of such fee is payable upon completion of the merger. The Sandler O’Neill opinion is not a recommendation as to how any stockholder of Unizan should vote with respect to the merger or any other matter.

Huntington’s Dividend Policy (page 31)

During 2003, Huntington declared cash dividends totaling $0.67 per share. Huntington’s most recent quarterly cash dividend was $0.175 per share. The Huntington board of directors can change its dividend at any time, and considers the appropriate level of dividends after taking into account its financial condition and level of net income, its future prospects, economic conditions, industry practices and other factors, including applicable banking laws and regulations. Huntington does not have any present intention to reduce its regular quarterly cash dividend.

Our Reasons for the Merger (pages 18 and 20)

Our companies are proposing to merge for a number of reasons, including because:

•	we believe that by combining with each other we can create a stronger company that will inure to the benefit of both our stockholders and our customers;

•	the merger provides for a market premium of approximately 15% (based on the closing prices of Huntington and Unizan common stock on the Nasdaq National Market on January 26, 2004 and the 1.1424 exchange ratio); and

•	the merger will deepen Huntington’s market presence in Ohio and is expected to be accretive to Huntington’s GAAP earnings in the first year exclusive of merger-related charges, and is expected to add more than one percent to Huntington’s GAAP earnings in 2005.

The Unizan Board of Directors Unanimously Recommends that Unizan Stockholders Vote “FOR” Adoption of the Merger Agreement (page 18)

The Unizan board of directors believes that the merger is in the best interests of Unizan and its stockholders and has unanimously approved the merger agreement. The Unizan board of directors unanimously recommends that Unizan stockholders vote “FOR” adoption of the merger agreement.

Unizan’s Directors and Officers Have Financial Interests in the Merger That Differ From Your Interests (page 34)

Unizan’s executive officers and directors have economic interests in the merger that are different from, or in addition to, their interests as Unizan stockholders. These interests include the right of certain executive officers to receive severance payments and extended insurance benefits under the terms of existing severance and salary continuation agreements and the acceleration of vesting of stock options as a result of the merger.

Information about the Companies (page 15)

Huntington Bancshares Incorporated

Huntington is a multi-state diversified financial holding company organized under Maryland law in 1966 and headquartered in Columbus, Ohio. Through its subsidiaries, Huntington is engaged in providing full-service commercial and consumer banking services, mortgage banking services, automobile financing, equipment leasing, investment management, trust services, and discount brokerage services, as well as underwriting credit life and disability insurance, and selling other insurance and financial products and services. The Huntington National Bank, organized in 1866, is Huntington’s only bank subsidiary. At December 31, 2003, Huntington Bank had 162 banking offices in Ohio, 114 banking offices in Michigan, 25 banking offices in West Virginia, 22 banking offices in Indiana, 12 banking offices in Kentucky, 3 private banking offices in Florida, and one foreign office in each of the Cayman Islands and Hong Kong. Selected financial services, including those of Huntington’s mortgage group, are also conducted in other states including Arizona, Florida, Georgia, Maryland, New Jersey, Pennsylvania, and Tennessee. Foreign banking activities, in total or with any individual country, are not significant to the operations of Huntington. At December 31, 2003, Huntington and its subsidiaries had 7,983 full-time equivalent employees.

Unizan Financial Corp.

Unizan Financial Corp. is a financial holding company organized under the laws of the State of Ohio and is headquartered in Canton, Ohio. Unizan conducts a full-service commercial and retail banking business through its wholly-owned subsidiary, Unizan Bank, National Association. Unizan Financial Corp. was formed as a result of the merger between BancFirst Ohio Corp. and UNB Corp. that was completed on March 7, 2002.

Conditions That Must Be Satisfied or Waived for the Merger to Occur (page 36)

Currently, we expect to complete the merger promptly following the end of the second quarter of 2004. However, as more fully described in this document and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include, among others, approval by the stockholders of Unizan, the receipt of all required regulatory approvals, such as approval by the Board of Governors of the Federal Reserve System and the Office of the Comptroller of the Currency, and the receipt of legal opinions by each company regarding the tax treatment of the merger.

We cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Termination of the Merger Agreement (page 41)

We may agree to terminate the merger agreement before completing the merger, even after stockholder approval, as long as the termination is approved by each of our boards of directors.

In addition, either of us may decide to terminate the merger agreement, even after stockholder approval, if certain conditions have not been met, such as obtaining the necessary regulatory approvals or the other company’s material breach of its representations, warranties or covenants. Either of us may terminate the merger agreement if the merger has not been completed by January 27, 2005, unless the reason the merger has not been completed by that date is a breach of the merger agreement by the company seeking to terminate the merger agreement or if Unizan does not obtain the approval of its stockholders.

Huntington may terminate the merger agreement if, among other things, Unizan withdraws or qualifies its recommendation or it recommends or endorses an alternative transaction. Unizan may terminate the merger agreement if the Huntington share price declines to below $18.48 and the decline is at least 15% greater than the decline of the S&P Bank Index, in each case measured over a five day trading period before the last regulatory approval is obtained.

Board of Directors and Management of Huntington following Completion of the Merger (page 29)

After the merger, the board of directors of the combined company will have a total of 12 members, including one director from Unizan’s current board of directors appointed by Huntington and reasonably acceptable to Unizan.

The Rights of Unizan Stockholders will be Governed by Maryland Law and by the Huntington Governing Documents after the Merger (page 45)

The rights of Unizan stockholders will change as a result of the merger due to differences in Huntington’s and Unizan’s governing documents and due to the fact that the companies are incorporated in different states (Unizan in Ohio and Huntington in Maryland). This document contains descriptions of stockholder rights under each of the Huntington and Unizan governing documents and applicable state law, and describes the material differences between them.

Regulatory Approvals Required for the Merger (page 32)

We have agreed to use our reasonable best efforts to obtain all regulatory approvals required to complete the transactions contemplated by the merger agreement. These approvals include approval from the Federal Reserve Board and various federal and state regulatory authorities. Huntington and Unizan have completed, or will complete, the filing of applications and notifications to obtain the required regulatory approvals.

Although we do not know of any reason why we cannot obtain these regulatory approvals in a timely manner, we cannot be certain when or if we will obtain them.

Unizan will Hold its Special Meeting on May 25, 2004 (page 12)

The Unizan special meeting will be held on May 25, 2004, at 10:00 a.m., local time, at the Marriott McKinley Grand Hotel, 320 Market Avenue South, Canton, Ohio. At the Unizan special meeting, Unizan stockholders will be asked to:

•	adopt the merger agreement; and

•	approve the adjournment of the special meeting, if necessary, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to adopt the merger agreement.

Record Date. Only holders of record at the close of business on April 6, 2004 will be entitled to vote at the Unizan special meeting. Each share of Unizan common stock is entitled to one vote. As of the record date of April 6, 2004, there were 21,711,707 shares of Unizan common stock entitled to vote at the Unizan special meeting.

Required Vote. To approve the merger agreement, the holders of two-thirds of the voting power of Unizan common stock entitled to vote must vote in favor of approving the merger agreement. Because approval is based on the affirmative vote of two-thirds of shares outstanding, a Unizan stockholder’s failure to vote, a broker non-vote or an abstention will have the same effect as a vote against the merger.

As of the Unizan record date, directors and executive officers of Unizan and their affiliates had the right to vote 1,583,849 shares of Unizan common stock, or approximately 7.3% of the outstanding Unizan common stock entitled to be voted at the Unizan special meeting. At that date, directors and executive officers of Huntington and their affiliates had the right to vote approximately 7,200 shares of Unizan common stock entitled to be voted at the Unizan special meeting, or less than one percent of the outstanding Unizan common stock.

Dissenter’s Rights (page 31)

If a Unizan stockholder delivers a written demand for payment of the fair cash value of his shares of Unizan common stock not later than ten days after the special meeting, he will be entitled, if and when the merger is completed, to receive the fair cash value of his shares of Unizan common stock. The stockholder’s right to receive the fair cash value of his Unizan common stock, however, is contingent upon his strict compliance with the procedures set forth in 1701.85 of the Ohio General Corporation Law, a copy of which is attached to this document as Annex C. If a Unizan stockholder wishes to submit a written demand for payment of the fair cash value of his shares of Unizan common stock, he must deliver his demand no later than June 4, 2004 to Roger L. Mann, President and Chief Executive Officer of Unizan, 220 Market Avenue South, Canton, Ohio 44702.

Comparative Market Prices and Dividends (page 63)

Huntington common stock and Unizan common stock are quoted on the Nasdaq National Market. The following table sets forth the high and low closing prices of shares of Huntington common stock and Unizan common stock as reported on the Nasdaq National Market, and the quarterly cash dividends declared per share for the periods indicated.

	Huntington Common Stock			Unizan Common Stock
	High	Low	Dividend	High	Low	Dividend
2002
First Quarter	$20.16	$16.83	$0.16	$20.00	$17.25	$0.130
Second Quarter	20.94	19.35	0.16	21.50	18.77	0.130
Third Quarter	20.20	16.94	0.16	21.21	18.13	0.130
Fourth Quarter	19.82	16.20	0.16	20.10	18.80	0.130
2003
First Quarter	19.63	17.99	0.16	20.32	18.32	0.135
Second Quarter	21.29	18.16	0.16	19.10	16.50	0.135
Third Quarter	20.84	19.73	0.175	20.05	17.75	0.135
Fourth Quarter	22.50	20.29	0.175	21.67	18.08	0.135
2004
First Quarter	23.60	21.40	0.175	26.68	20.26	0.135
Second Quarter (through April 7, 2004)	22.15	21.83	—	25.06	24.62	—

Unizan stockholders are advised to obtain current market quotations for Huntington common stock and Unizan common stock. The market price of Huntington common stock and Unizan common stock will fluctuate between the date of this proxy statement/prospectus and the completion of the merger. No assurance can be given concerning the market price of Huntington common stock before or after the effective date of the merger.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF HUNTINGTON

Set forth below are highlights from Huntington’s consolidated financial data as of and for the years ended December 31, 2003 through 1999. You should read this information in conjunction with Huntington’s consolidated financial statements and related notes included in Huntington’s Annual Report on Form 10-K for the year ended December 31, 2003, which are incorporated by reference in this document and from which this information is derived. See “Where You Can Find More Information” on page 64.

(dollars in thousands, except per share)	2003	2002	2001	2000	1999
Statements of Income:
Interest income	$1,305,756	$1,293,195	$1,654,789	$1,833,388	$1,795,214
Interest expense	456,770	543,621	939,501	1,163,278	982,370

Net interest income	848,986	749,574	715,288	670,110	812,844
Provision for loan and lease losses	163,993	194,426	257,326	61,464	70,335

Net interest income after provision for loan and lease losses	684,993	555,148	457,962	608,646	742,509
Non-interest income	1,069,153	1,341,704	1,199,942	1,123,202	1,054,858
Non-interest expense	1,230,159	1,374,147	1,562,427	1,283,131	1,194,779

Income before taxes	523,987	522,705	95,477	448,717	602,588
Provision for income taxes	138,294	198,974	(39,319)	126,299	188,433

Income before cumulative effect of change in accounting principle	385,693	323,731	134,796	322,418	414,155
Cumulative effect of change in accounting principle, net of tax	(13,330)

Net income	$372,363	$323,731	$134,796	$322,418	$414,155

Per Common Share:
Income before cumulative effect of change in accounting principle
Basic	$1.68	$1.34	$0.54	$1.30	$1.63
Diluted	1.67	1.33	0.54	1.29	1.62
Net income
Basic	1.62	1.34	0.54	1.30	1.63
Diluted	1.61	1.33	0.54	1.29	1.62
Weighted average shares outstanding
Basic	229,401,000	242,279,000	251,078,000	248,709,000	253,560,000
Diluted	231,582,000	244,012,000	251,716,000	249,570,000	255,647,000
Book value	$9.93	$9.40	$9.32	$9.31	$8.57
Dividends declared	0.67	0.64	0.72	0.76	0.68

Financial Ratios:
Return on average assets (a)	1.33%	1.24%	0.48%	1.13%	1.45%
Return on average shareholders’ equity (a)	17.6	14.5	5.8	14.7	19.8
Net interest margin	3.49	3.62	3.29	3.00	3.53
Efficiency ratio	63.9	65.6	79.2	70.5	62.1
Effective tax rate	26.4	38.1	(41.2)	28.1	31.3
Net charge-offs to average loans	0.81	1.13	0.81	0.35	0.39
Allowance for loan and lease losses as a percentage of total loans and leases	1.59	1.81	2.00	1.50	1.52
Tier 1 risk-based capital	8.53	8.34	7.02	7.13	7.46
Total risk-based capital	11.95	11.25	10.07	10.29	10.57
Tangible equity to tangible assets	6.80	7.22	5.86	5.69	5.18

Balance Sheet Information:
Average loans and leases	$20,023,718	$17,417,455	$18,086,070	$17,842,138	$17,837,700
Average earning assets	24,592,810	20,846,137	21,903,486	22,648,066	23,294,545
Average total assets	28,943,770	26,033,243	28,105,239	28,571,540	28,622,206
Average total deposits	18,158,056	17,184,661	19,360,158	19,690,037	19,206,896
Average shareholders’ equity	2,196,348	2,238,761	2,330,968	2,191,788	2,091,720
Period-end loans and leases	21,075,118	18,587,403	18,471,170	17,623,208	18,044,101
Period-end allowance for loan losses	335,254	336,648	369,332	264,929	273,931
Period-end assets	30,483,804	27,527,932	28,458,769	28,534,567	29,397,036
Period-end shareholders’ equity	2,275,002	2,189,793	2,341,897	2,335,229	2,157,566

(a)	Determined based on income before cumulative effect of change in accounting principle.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF UNIZAN

Set forth below are highlights from Unizan’s consolidated financial data as of and for the years ended December 31, 2003 through 1999. You should read this information in conjunction with Unizan’s consolidated financial statements and related notes included in Unizan’s Annual Report on Form 10-K for the year ended December 31, 2003, which are incorporated by reference in this document and from which this information is derived. See “Where You Can Find More Information” on page 64.

(dollars in thousands, except per share)	2003	2002	2001	2000	1999
Statements of Income:
Interest income	$138,860	$146,720	$114,370	$111,725	$88,114
Interest expense	62,129	65,510	68,132	70,946	49,647

Net interest income	76,731	81,210	46,238	40,779	38,467
Provision for loan and lease losses	4,833	7,893	2,250	1,800	1,580

Net interest income after provision for loan and lease losses	71,898	73,317	43,988	38,979	36,887
Non-interest income	30,602	25,620	14,022	13,121	10,753
Non-interest expense	68,169	60,693	34,300	31,617	29,651

Income before taxes	34,331	38,244	23,710	20,483	17,989
Provision for income taxes	11,108	11,739	7,659	6,552	5,685

Income before cumulative effect of change in accounting principle	23,223	26,505	16,051	13,931	12,304
Cumulative effect of change in accounting principle, net of tax		(1,392)

Net income	$23,223	$25,113	$16,051	$13,931	$12,304

Per Common Share:
Income before cumulative effect of change in accounting principle
Basic	$1.07	$1.31	$1.38	$1.26	$1.13
Diluted	1.05	1.28	1.37	1.25	1.13
Net income
Basic	1.07	1.25	1.38	1.26	1.13
Diluted	1.05	1.21	1.37	1.25	1.13
Weighted average shares outstanding
Basic	21,683,336	20,166,933	11,606,392	11,081,630	10,843,684
Diluted	22,205,750	20,778,219	11,686,509	11,101,006	10,854,894
Book value	$14.04	$13.84	$10.06	$9.21	$7.59
Dividends declared	0.54	0.52	0.44	0.42	0.41

Financial Ratios:
Return on average assets (a)	0.85%	1.10%	1.05%	0.96%	1.02%
Return on average shareholders’ equity (a)	7.7	10.0	14.2	15.4	14.3
Net interest margin	3.12	3.74	3.29	3.09	3.47
Efficiency ratio	59.4	54.1	53.6	54.7	56.6
Effective tax rate	32.4	30.7	32.3	32.0	31.6
Net charge-offs to average loans	0.28	0.31	0.17	0.09	0.10
Allowance for loan and lease losses as a percentage of total loans and leases	1.25	1.33	1.03	0.93	0.87
Tier 1 risk-based capital	10.17	9.99	11.08	10.13	11.37
Total risk-based capital	11.34	11.18	12.07	11.09	12.25
Tangible equity to tangible assets	7.35	7.38	6.61	5.54	5.35

Balance Sheet Information:
Average loans and leases	$1,951,840	$1,752,249	$1,078,111	$990,811	$810,782
Average earning assets	2,494,045	2,192,546	1,429,372	1,351,965	1,137,993
Average total assets	2,740,079	2,418,613	1,530,326	1,450,555	1,210,077
Average total deposits	2,008,451	1,729,394	1,117,653	952,617	792,466
Average shareholders’ equity	301,914	265,027	113,092	90,329	86,091
Period-end loans and leases	1,968,484	1,906,374	1,029,037	1,089,651	849,767
Period-end allowance for loan losses	24,611	25,271	10,610	10,150	7,431
Period-end assets	2,727,249	2,691,902	1,471,454	1,559,601	1,274,206
Period-end shareholders’ equity	302,823	304,290	116,506	107,142	80,108

(a)	Determined based on income before cumulative effect of change in accounting principle.

COMPARATIVE PER SHARE DATA

The following table sets forth for Huntington common stock and Unizan common stock certain historical, pro forma and pro forma-equivalent per share financial information. The pro forma and pro forma-equivalent per share information gives effect to the merger as if the merger had been effective on the date and period presented. The information included under “Per Equivalent Unizan Share” was obtained by multiplying the “Pro Forma Combined” amounts by the 1.1424 exchange ratio. The pro forma data in the tables assume that the merger is accounted for using the purchase method of accounting. See “Accounting Treatment” on page 43.

We expect that we will incur merger and integration costs as a result of combining our companies. We have estimated those costs will approximate $26 million before taxes. We also anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses. We have estimated those benefits will include a reduction of operating expenses of approximately $17 million before taxes. The anticipated benefits from the merger, the expected amount of the merger costs and the timing of their recognition and realization may be revised as additional information becomes available and additional analysis is performed. While helpful in illustrating the financial characteristics of the combined company under one set of assumptions, the pro forma information does not reflect these anticipated financial benefits and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had our companies been combined. These costs and benefits are not reflected in the pro forma data.

The information in the following table is based on, and should be read together with, the historical financial information that we have presented in our prior filings with the Securities and Exchange Commission and the pro forma financial information that appears elsewhere in this document. See “Where You Can Find More Information” on page 64. Upon completion of the merger, the operating results of Unizan will be reflected in the consolidated financial statements of Huntington on a prospective basis.

	Huntington Historical	Unizan Historical	Pro Forma Combined	Per Equivalent Unizan Share
Income per share before cumulative effect of change in accounting for the fiscal year ended December 31, 2003:
Basic	$1.68	$1.07	$1.61	$1.84
Diluted	1.67	1.05	1.59	1.82
Net income per share for the fiscal year ended December 31, 2003:
Basic	$1.62	$1.07	$1.56	$1.78
Diluted	1.61	1.05	1.54	1.76
Cash Dividends per share declared as of December 31, 2003:	$0.67	$0.54	$0.67	$0.77
Book Value per share as of December 31, 2003:	$9.93	$14.04	$10.16	$11.61

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains or incorporates by reference a number of forward-looking statements regarding the financial condition, results of operations, earnings outlook, business and prospects of Huntington, Unizan and the potential combined company and may include statements for the period following the completion of the merger. You can find many of these statements by looking for words such as “plan,” “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “potential,” “possible” or other similar expressions.

The forward-looking statements involve certain risks and uncertainties. The ability of either Huntington or Unizan to predict results or the actual effects of its plans and strategies, or those of the combined company, is inherently uncertain. Accordingly, actual results may differ materially from anticipated results. Some of the factors that may cause actual results or earnings to differ materially from those contemplated by the forward-looking statements include, but are not limited to, the following:

•	completion of the merger is dependent on, among other things, receipt of shareholder and regulatory approvals, the timing of which cannot be predicted with precision and which may not be received at all;

•	the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

•	the integration of Unizan’s business and operations with those of Huntington, including systems conversions, may take longer than anticipated, may be more costly than anticipated and may have unanticipated adverse results relating to Unizan’s or Huntington’s existing businesses;

•	the anticipated cost savings of the merger may take longer to be realized or may not be achieved in their entirety; and

•	decisions to sell or close units or otherwise change the business mix of either company.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. Unizan stockholders are cautioned not to place undue reliance on these statements, which speak only as of the date of this document or the date of any document incorporated by reference in this document. For additional information about factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements, please see the reports that Huntington and Unizan have filed with the SEC as described under “Where You Can Find More Information” beginning on page 64.

All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this document and attributable to Huntington or Unizan or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, Huntington and Unizan undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

THE UNIZAN SPECIAL MEETING

This section contains information from Unizan for Unizan stockholders about the special meeting of Unizan stockholders that has been called to consider and adopt the merger agreement.

Together with this document, we are also sending you a notice of the Unizan special meeting and a form of proxy that is solicited by the Unizan board of directors. The Unizan special meeting will be held on May 25, 2004 at 10:00 a.m., local time, at the Marriott McKinley Grand Hotel, 320 Market Avenue South, Canton, Ohio.

Matters to Be Considered

The purpose of the Unizan special meeting is to vote on a proposal for adoption of the merger agreement.

You also will be asked to vote upon a proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to adopt the merger agreement.

Proxies

Each copy of this document mailed to Unizan stockholders is accompanied by a form of proxy with instructions for voting by mail, by telephone or through the Internet. If voting by mail, you should complete and return the proxy card accompanying this document to ensure that your vote is counted at the Unizan special meeting, or at any adjournment or postponement of the Unizan special meeting, regardless of whether you plan to attend the Unizan special meeting. You may also vote your shares by telephone or through the Internet. Information and applicable deadlines for voting by telephone or through the Internet are set forth in the enclosed proxy card instructions.

You may revoke your signed proxy card at any time before it is voted by signing and returning a proxy card with a later date, delivering a written revocation letter to Unizan’s Secretary, or by attending the Unizan special meeting in person, notifying the Secretary, and voting by ballot at the Unizan special meeting. If you have voted your shares by telephone or through the Internet, you may revoke your prior telephone or Internet vote by recording a different vote, or by signing and returning a proxy card dated as of a date that is later than your last telephone or Internet vote.

Any stockholder entitled to vote in person at the Unizan special meeting may vote in person whether or not a proxy has been previously given, but the mere presence (without notifying the Secretary) of a stockholder at the Unizan special meeting will not constitute revocation of a previously given proxy.

Written notices of revocation and other communications about revoking your proxy should be addressed to:

Unizan Financial Corp.

220 Market Avenue South

Canton, Ohio 44702

Attention:  Roger L. Mann

President and Chief Executive Officer

If your shares are held in street name by a broker, bank or other nominee, you should follow the instructions of your broker, bank or other nominee regarding the revocation of proxies.

All shares represented by valid proxies that we receive through this solicitation, and that are not revoked, will be voted in accordance with your instructions on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” approval of the merger agreement and “FOR” approval of the proposal to adjourn the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the merger agreement. According to the Unizan code of regulation, business to be conducted at a special meeting of stockholders may only be brought before the meeting pursuant to Unizan’s notice of meeting. Accordingly, no matters other than the matters described in this proxy statement/prospectus will be presented for action at the Unizan special meeting or at any adjournment or postponement of the Unizan special meeting.

Unizan stockholders should NOT send Unizan stock certificates with their proxy cards. Following completion of the merger, Unizan stockholders will be mailed a transmittal form with instructions on how to exchange their Unizan stock certificates for Huntington stock certificates and cash instead of fractional shares, if applicable.

Solicitation of Proxies

Unizan will bear the entire cost of soliciting proxies from you. In addition to solicitation of proxies by mail, we will request that banks, brokers, and other record holders send proxies and proxy material to the beneficial owners of Unizan common stock and secure their voting instructions, if necessary. We will reimburse the record holders for their reasonable expenses in taking those actions. We have also made arrangements with Morrow & Co., Inc. to assist us in soliciting proxies and have agreed to pay them $7,500 plus reasonable expenses for these services. If necessary, we may use several of our regular employees, who will not be specially compensated, to solicit proxies from Unizan stockholders, either personally or by telephone, facsimile, letter or other electronic means.

Householding

Unless it has received contrary instructions, Unizan may send a single copy of this proxy statement/prospectus to any household at which two or more Unizan stockholders reside if Unizan believes the stockholders are members of the same family. Each stockholder in the household will continue to receive a separate proxy card. This process, known as “householding,” reduces the volume of duplicate information received at your household and helps to reduce Unizan’s expenses.

If you would like to receive your own proxy statement/prospectus, follow the instructions described below. Similarly, if you share an address with another stockholder and together both of you would like to receive only a single proxy statement/prospectus, follow these instructions:

If your shares are registered in your own name, please contact Unizan’s transfer agent, Unizan Bank, National Association, and inform them of your request by calling them at (330) 438-1206 or writing to them at 624 Market Avenue North, Canton, Ohio 44702.

If a bank, broker or other nominee holds your shares, please contact your bank, broker or other nominee directly.

Record Date

The Unizan board of directors has fixed the close of business on April 6, 2004 as the record date for determining the Unizan stockholders entitled to receive notice of and to vote at the Unizan special meeting. At that time, 21,711,707 shares of Unizan common stock were outstanding.

Voting Rights and Vote Required

The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Unizan common stock is necessary to constitute a quorum at the Unizan special meeting. Abstentions and broker non-votes will be counted for the purpose of determining whether a quorum is present. When we refer to broker non-votes, we are referring to unvoted proxies submitted by brokers, who are not able to vote on the merger agreement absent instructions from the applicable beneficial owner.

Approval of the merger agreement requires the affirmative vote of the holders of two-thirds of the voting power of Unizan common stock entitled to vote at the Unizan special meeting. You are entitled to one vote for each share of Unizan common stock you held as of the record date.

Because the affirmative vote of the holders of two-thirds of the voting power of Unizan common stock entitled to vote at the Unizan special meeting is needed for us to proceed with the merger, the failure to vote by proxy or in person will have the same effect as a vote against the merger. Abstentions and broker non-votes also will have the same effect as a vote against the merger. Accordingly, the Unizan board of directors urges Unizan stockholders to complete, date, and sign the accompanying proxy card and return it promptly in the enclosed postage-paid envelope if voting by mail, call the toll-free number listed in the proxy card instructions if voting by telephone, or access the Internet site listed in the proxy card instructions if voting through the Internet.

As of the record date directors and executive officers of Unizan and their affiliates had the right to vote 1,583,849 shares of Unizan common stock, or approximately 7.3% of the outstanding Unizan common stock at that date.

Recommendation of the Unizan Board of Directors

The Unizan board of directors has unanimously approved the merger agreement and the transactions it contemplates. The Unizan board of directors determined that the merger agreement and the transactions it contemplates are advisable and in the best interests of Unizan and its stockholders and unanimously recommends that you vote “FOR” adoption of the merger agreement. See “The Merger-Unizan’s Reasons for the Merger; Recommendation of Unizan’s Board of Directors” on page 18 for a more detailed discussion of the Unizan board of directors’ recommendation.

Attending the Meeting

All Unizan stockholders, including stockholders of record and stockholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the Unizan special meeting. Stockholders of record can vote in person at the special meeting. If you are not a stockholder of record, you must obtain a proxy executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the special meeting. If you plan to attend the special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership and you must bring a form of personal photo identification with you in order to be admitted. We reserve the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification.

INFORMATION ABOUT THE COMPANIES

Huntington Bancshares Incorporated

Huntington Bancshares Incorporated is a multi-state diversified financial holding company organized under Maryland law in 1966 and headquartered in Columbus, Ohio. Through its subsidiaries, Huntington is engaged in providing full-service commercial and consumer banking services, mortgage banking services, automobile financing, equipment leasing, investment management, trust services, and discount brokerage services, as well as underwriting credit life and disability insurance, and selling other insurance and financial products and services. The Huntington National Bank, organized in 1866, is Huntington’s only bank subsidiary. At December 31, 2003, Huntington Bank had 162 banking offices in Ohio, 114 banking offices in Michigan, 25 banking offices in West Virginia, 22 banking offices in Indiana, 12 banking offices in Kentucky, 3 private banking offices in Florida, and one foreign office in each of the Cayman Islands and Hong Kong. Selected financial services, including those of Huntington’s mortgage group, are also conducted in other states including Arizona, Florida, Georgia, Maryland, New Jersey, Pennsylvania, and Tennessee. Foreign banking activities, in total or with any individual country, are not significant to the operations of Huntington. At December 31, 2003, Huntington and its subsidiaries had 7,983 full-time equivalent employees.

Additional information about Huntington and its subsidiaries is included in documents incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” on page 64.

Unizan Financial Corp.

Unizan Financial Corp. is a financial holding company organized under the laws of the State of Ohio and is headquartered in Canton, Ohio. It conducts a full-service commercial and retail banking business through its wholly-owned subsidiary, Unizan Bank, National Association. Unizan Financial Corp. was formed as a result of the merger between BancFirst Ohio Corp. and UNB Corp. that was completed on March 7, 2002.

Unizan Financial Corp.’s main affiliate, Unizan Bank, National Association, is a full-service banking organization with 45 banking offices offering a wide range of commercial, retail and fiduciary banking services primarily to customers in Stark, Summit, Wayne, Muskingum, Licking, Franklin, Greene, Miami and Montgomery Counties of Ohio. The Aircraft Finance Group of the Bank maintains a local sales office in Franklin County as well as two regional offices in Sacramento, California and Orlando, Florida, which generate loans nationally. Also, the Bank has small business lending centers to serve small businesses and specializes in loans guaranteed by the U.S. Department of Commerce, Small Business Administration. Currently, small business lending centers are located in Cleveland, Columbus, Cincinnati and Dayton, Ohio; Indianapolis, Indiana, Mt. Arlington, New Jersey, and Detroit, Michigan.

The Bank offers a broad range of loan, deposit, trust and miscellaneous products and services. Loan products include commercial and commercial real estate loans, government guaranteed loans, a variety of residential mortgage and construction loan products, direct and indirect consumer installment loans, home equity lines of credit, aircraft financing, VISA business lines of credit and accounts receivable financing. Deposit products include interest and non-interest bearing checking products, various savings and money market products, and certificates of deposit and IRAs with various maturities.

Additional information about Unizan and its subsidiaries is included in documents incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” on page 64.

THE MERGER

The following discussion contains material information pertaining to the merger. This discussion is subject, and qualified in its entirety by reference, to the merger agreement and the financial advisor opinion attached as Appendices to this document. We encourage you to read and review those documents as well as the discussion in this document.

General

The next sections of this document have additional and more detailed information regarding the legal documents that govern the merger, including information about the conditions to completion of the merger and the provisions for terminating or amending the merger agreement.

We are furnishing this document to Unizan stockholders in connection with the solicitation of proxies by the board of directors of Unizan for use at the Unizan special meeting of stockholders and any adjournment or postponement of the special meeting.

Structure

The merger agreement provides for the merger of Unizan Financial Corp. with and into Huntington Bancshares Incorporated. Huntington will be the surviving corporation in the merger.

Upon completion of the merger, Unizan stockholders will have the right to receive 1.1424 shares of Huntington common stock for each share of Unizan common stock that they hold immediately prior to the merger. If the number of shares of common stock of Huntington or Unizan changes before the merger is completed because of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar event, then an appropriate and proportionate adjustment will be made to the exchange ratio. Unizan stockholders will receive cash instead of any fractional shares of Huntington common stock that would have otherwise been issued at the completion of the merger.

Huntington will account for the merger as a purchase for financial reporting purposes. The merger has been structured to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code for federal income tax purposes, and it is a condition to our respective obligations to complete the merger that Huntington and Unizan each receive a legal opinion to that effect. Huntington and Unizan may alter the method of effecting the combination of the companies if requested by either company and consented to by the other company (such consent not to be unreasonably withheld). However, the change will not be made if it alters or changes the number or type of shares of Huntington stock into which shares of Unizan stock will be converted, adversely affects the tax treatment of Unizan stockholders pursuant to the merger, or materially impedes or delays completion of the merger.

Background of the Merger

The board of directors and management of Unizan have periodically reviewed and assessed the company’s business, strategic direction, performance and prospects in the context of developments in the financial services industry and the competitive landscape in the markets in which Unizan operates and elsewhere. The Unizan board has also periodically reviewed and assessed various strategic options available to it, including, among other things, continued independence and strategic business combinations, as part of a continuing effort to improve its banking franchise and enhance shareholder value. Unizan itself was formed as a result of a March 7, 2002, merger between BancFirst Ohio Corp. and UNB Corp.

In the fall of 2003, the board of directors of Unizan, in consultation with management, decided to retain the services of an investment banker to provide guidance and advice to the board regarding the alternatives for maximizing shareholder value. As a result, Unizan retained Sandler O’Neill & Partners, L.P. to assist it in evaluating strategic alternatives. After consideration of the alternatives and subsequent to discussions with management, the Company’s legal counsel and Sandler O’Neill, the Unizan board, taking into account the Company’s financial position, the competitive landscape in the financial marketplace and the continuing consolidation trend among financial institutions, determined that a strategic transaction with another larger financial institution likely presented the best prospects for enhancing shareholder value and directed management, working with Sandler O’Neill, to contact financial institutions on a confidential basis to assess the level of interest in a possible transaction among potential strategic merger partners.

In late December and early January, 2004, Unizan management and Sandler O’Neill held confidential discussions with several financial institutions who had expressed an interest in considering a strategic combination. In January, 2004, Unizan exchanged confidential information with several financial institutions, including Huntington, in order to further assess the possibility of a strategic transaction. Following the exchange of information regarding their companies, members of senior management of Unizan met with each of those companies to discuss the potential opportunities and advantages presented by a strategic combination.

On January 12, 2004, Huntington and certain other financial institutions indicated their interest in pursuing further discussions regarding a possible combination with Unizan, which indication was subject, among other things, to due diligence, negotiation of definitive transaction documents and board approval. After careful review and discussion with management and Sandler O’Neill, the Unizan board decided to authorize further discussions with Huntington and one other potential partner and to proceed with mutual due diligence investigations with both organizations.

Later in January, 2004, Huntington and the other potential party performed a due diligence review of Unizan from operational, credit, human resources, financial, accounting, tax and legal/compliance perspectives. This review included, among other things, review of documents (including loan files), financial statements and interviews with Unizan’s senior management. Unizan also conducted a due diligence review of its own regarding similar matters with both potential partners. At about the same time, counsel to Unizan and counsel for both potential parties began negotiating the legal documentation to reflect a possible transaction. On January 25, 2004, both potential strategic partners submitted revised non-binding indications of interest in a combination with Unizan, which were subject to negotiation of definitive transaction documents and board approval.

On January 26, 2004, the Huntington board of directors held a special meeting to consider the proposed transaction. After considering and reviewing with management and Huntington’s legal and financial advisors the financial and other aspects of the proposed transaction, the terms of the definitive transaction documentation, the strategic implications of the proposed merger and related matters, the Huntington board unanimously approved the proposed transaction and directed its management, subject to Unizan board approval of the proposed transaction, to finalize and execute the definitive transaction documentation.

Also on that day, the board of directors of Unizan held a special meeting. Mr. Mann and other members of senior management, together with Unizan’s legal advisors and Sandler O’Neill, reviewed the terms of the proposed merger with Huntington and the results of the discussions with the other potential strategic partner. Management and its advisors also reviewed prior discussions of strategic alternatives, as well as the efforts of Sandler O’Neill in soliciting other indications of interests in a possible transaction with Unizan. Management and its advisors also discussed with the Unizan board of directors the fact that, as the board had previously discussed, size and diversification beyond the level Unizan believed to be reasonably achievable on an independent basis was becoming increasingly important to continued success in the current financial services environment. Mr. Mann also outlined other factors relating to the proposed merger, including continued consolidation, evolving trends in technology and increasing competition within the financial services industry and other matters discussed below under “Unizan’s Reasons for the Merger.”

In addition, at this special meeting of the Unizan board, representatives of Sandler O’Neill discussed a range of matters regarding each of the two potential merger partners, including the structure and tax treatment of the potential transactions, the exchange ratio, business and financial information regarding the two potential partners, historical stock price performance, valuation methodologies and analyses and the other matters set forth in “Opinion of Unizan’s Financial Advisor.” After this discussion, Sandler O’Neill indicated that it was prepared to deliver its opinion that the exchange ratio was fair to the holders of shares of Unizan common stock from a financial point of view, which it would do at the special board meeting scheduled for the next morning. Following this discussion, the Unizan board of directors reviewed the terms of the proposed definitive transaction documents and the legal and fiduciary standards applicable to its decision to approve the agreements and the transactions contemplated by the agreements with its legal counsel, and determined preliminarily to accept the Huntington proposal. After discussions and questions, the Unizan board directed Unizan’s management to finalize the definitive transaction documentation with Huntington, and determined to reconvene the next morning following the finalization of those materials.

Early the next morning, the Unizan board met again to consider the proposed transaction with Huntington. At this meeting, Unizan’s legal counsel reported that the definitive transaction documentation had been completed and was ready for execution subject to board approval. In addition, Sandler O’Neill delivered its opinion that, as of that date, and based on and subject to the assumptions, qualifications and limitations set forth in its opinion, the exchange ratio was fair to the holders of shares of Unizan common stock from a financial point of view. Following discussion among the members of the Unizan board with management and its advisors, and taking into consideration the efforts of Sandler O’Neill to solicit other indications of interest and the reputation, business and financial condition of Huntington and the other institutions with which Unizan had held discussions, as well as the factors described under “Unizan’s Reasons for the Merger,” the Unizan board determined that the proposed merger with Huntington presented the best prospect for enhancing Unizan shareholder value and was advisable and in the best interests of Unizan and its shareholders, and the Unizan board unanimously approved the merger with Huntington.

Following the Unizan board meeting, the parties executed the merger agreement and announced the merger in a joint press release issued prior to the opening of the market on January 27, 2004.

Unizan’s Reasons for the Merger; Recommendation of the Unizan Board of Directors

The Unizan board has unanimously approved the merger agreement and recommends that Unizan shareholders vote “for” the approval of the merger agreement.

The Unizan board has determined that the merger is fair to, and in the best interests of, Unizan and its shareholders. In approving the merger agreement, the Unizan board consulted with its financial advisors with respect to the financial aspects and fairness of the transaction from a financial point of view and with its legal counsel as to its legal duties and the terms of the merger agreement. In arriving at its determination, the Unizan board of directors also considered a number of factors, including the following material factors:

•	Its understanding of Unizan’s business, operations, financial condition, earnings and prospects, and its understanding of Huntington’s business, operations, financial condition, earnings and prospects, taking into account Unizan’s due diligence review of Huntington;

•	Its knowledge of the current and prospective environment in which Unizan and Huntington operate, including national and local economic conditions, the competitive environment, the trend toward consolidation in the financial services industry and the likely effect of these factors on Unizan’s potential growth, development, productivity, profitability and strategic options;

•	The fact that, based on the closing price of Huntington common stock on the Nasdaq National Market on January 26, 2004 and the 1.1424 exchange ratio, the implied value of the merger consideration to be received by Unizan shareholders in the merger represented a premium of approximately 15% over the closing price of Unizan common stock on the Nasdaq National Market on the same date;

•	The fact that, based on the exchange ratio and assuming the continuation of Huntington’s current per share dividend rate, Unizan stockholders will receive an anticipated annual dividend rate increase of approximately 52%;

•	The complementary aspects of the Unizan and Huntington business cultures, including similar customer bases and local-decision based management cultures, and Huntington’s focus on customer continuity and community commitment;

•	The board’s belief in Huntington’s operating philosophy of the local bank with national resources combined with its product lines and delivery systems that could result in opportunities as products are cross-marketed and distributed over Unizan’s customer base;

•	The Unizan board of directors’ belief that a combination with Huntington would allow Unizan shareholders to participate in a combined company that would have better future prospects than Unizan was likely to achieve on a stand-alone basis;

•	The presentation by Unizan management regarding the strategic advantages of combining with Huntington, including the potential for shareholder value appreciation, the opportunities that the merger could present for costs savings and anticipated earnings accretion in connection with the merger;

•	The financial information and analyses presented by Sandler O’Neill to the Unizan board of directors, and the opinion delivered to the Unizan board of directors by Sandler O’Neill, to the effect that, as of the date of the opinion, and based on and subject to the assumptions, qualifications and limitations described in such opinion, the exchange ratio was fair, from a financial point of view, to Unizan shareholders;

•	The review by the Unizan board of directors with its legal and financial advisors of the structure of the merger and the financial and other terms of the merger agreement, including the exchange ratio, the termination fee provisions, Unizan’s price-based termination right (subject to Huntington’s right to increase the exchange ratio) and the expectation that the merger will qualify as a transaction of a type that is generally tax-free for U.S. federal income tax purposes;

•	The likelihood that the merger would be consummated, given the regulatory and other approvals required in connection with the merger;

•	The challenges inherent in combining the businesses, assets and workforces of two companies, which could impact the post-merger success of the combined company;

•	The risk that the termination fee provisions in the merger agreement would limit Unizan’s ability to pursue or support competing acquisition proposals; and

•	The fact that some of Unizan’s directors and executive officers have economic interests in the merger that are in addition to their interests as Unizan shareholders, which have the potential to influence such directors’ and officers’ views and actions in connection with the merger proposal. See “Unizan’s Directors and Officers Have Financial Interests in the Merger” on page 34.

The foregoing discussion of the information and factors considered by the Unizan board of directors is not exhaustive, but includes all material factors considered by the Unizan board of directors. In view of the wide variety of factors considered by the Unizan board of directors in connection with its evaluation of the merger and the complexity of such matters, the Unizan board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. The Unizan board of directors conducted a discussion of the factors described above, including asking questions of Unizan’s management and Unizan’s legal and financial advisors, and reached general consensus that the merger was in the best interests of Unizan and Unizan stockholders. In considering the factors described above, individual members of the Unizan board of directors may have given different weights to different factors. The Unizan board of directors relied on the experience and expertise of its financial advisors for quantitative analysis of the financial terms of the merger. See “The Merger—Opinion of Unizan’s Financial Advisor” on page 21. It should be noted that this explanation of the Unizan board’s reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements” on page 11.

The Unizan board of directors determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are in the best interests of Unizan and its stockholders. Accordingly, the Unizan board of directors unanimously approved the merger agreement and unanimously recommends that Unizan stockholders vote “FOR” approval and adoption of the merger agreement.

Huntington’s Reasons for the Merger

In connection with its approval of the Unizan transaction, the Huntington board of directors reviewed the terms of the proposed merger and definitive transaction documentation with its financial and legal advisors, and considered the financial analyses of the transaction and the companies prepared by its management and financial advisor. The Huntington board also discussed with management the expectation that:

•	the acquisition will strengthen Huntington’s franchise in Ohio, both by enhancing its existing market presence in certain regions of Ohio and expanding into a new region in the State;

•	the acquisition offers the potential for Huntington to utilize its strategy of bringing the sophisticated resources that a larger company such as Huntington can provide (e.g. internet banking, asset management, capital markets, equipment leasing and treasury management) to leverage Unizan’s existing business; and

•	the merger will be accretive to Huntington’s GAAP earnings in the first year exclusive of merger-related charges, and will add more than one percent to Huntington’s GAAP earnings in 2005.

The Huntington board considered the possibility of revenue synergies resulting from the proposed acquisition, although its review of the transaction did not assume any value relating to potential revenue enhancements. The Huntington board also considered cost-saving opportunities in corporate functions and back-office consolidations, expected to be at least $16.8 million on a pre-tax basis when fully phased in. However, the Huntington board noted that there can be no assurances with respect to the amount and timing of revenue enhancements or cost-saving opportunities, if any. The Huntington board also reviewed Unizan’s business, operations, financial condition, earnings and prospects, taking into account the results of management’s due diligence review of Unizan, and its fit with Huntington’s existing franchise in Ohio, as well as the complementary aspects of the Unizan and Huntington business cultures, including similar customer bases and local-decision based management culture.

The Huntington board also considered potential risks associated with the acquisition in connection with its deliberations of the proposed transaction, including the challenges inherent in integrating Unizan’s businesses, operations and workforce with those of Huntington, the need to obtain Unizan stockholder and regulatory approvals in order to complete the transaction, the risks associated with achieving the anticipated cost savings and the need to retain key employees of Unizan. The foregoing discussion of the factors considered by the Huntington board is not intended to be exhaustive, but, rather, includes all principal factors considered by the Huntington board. In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the Huntington board did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Huntington board considered all these factors as a whole, and overall considered them to be favorable to, and to support, its determination. It should be noted that this explanation of the Huntington board’s reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements” on page 11.

Opinion of Unizan’s Financial Advisor

By letter dated November 28, 2003, Unizan retained Sandler O’Neill to act as its financial advisor in connection with a possible business combination with another financial institution. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler O’Neill acted as financial advisor to Unizan in connection with the proposed merger and participated in certain of the negotiations leading to the merger agreement. At the January 27, 2004 meeting at which Unizan’s board considered and approved the merger agreement, Sandler O’Neill delivered to the board its written opinion, that, as of such date, the exchange ratio was fair to Unizan’s shareholders from a financial point of view. Sandler O’Neill has confirmed its January 27th opinion by delivering to the board a written opinion dated the date of this proxy statement/prospectus. In rendering its updated opinion, Sandler O’Neill confirmed the appropriateness of its reliance on the analyses used to render its earlier opinion by reviewing the assumptions upon which their analyses were based, performing procedures to update certain of their analyses and reviewing the other factors considered in rendering its opinion. The full text of Sandler O’Neill’s updated opinion is attached as Appendix B to this proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. We urge Unizan shareholders to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to the Unizan board and is directed only to the fairness of the exchange ratio to Unizan shareholders from a financial point of view. It does not address the underlying business decision of Unizan to engage in the merger or any other aspect of the merger and is not a recommendation to any Unizan shareholder as to how such shareholder should vote at the special meeting with respect to the merger or any other matter.

In connection with rendering its January 27, 2004 opinion, Sandler O’Neill reviewed and considered, among other things:

(1)	the merger agreement;

(2)	certain publicly available financial statements and other historical financial information of Unizan that they deemed relevant;

(3)	certain publicly available financial statements and other historical financial information of Huntington that they deemed relevant;

(4)	internal financial projections for Unizan for the year ending December 31, 2004 prepared by and reviewed with management of Unizan;

(5)	earnings per share estimates for Huntington for the years ending December 31, 2004 and 2005 published by I/B/E/S and reviewed with management of Huntington;

(6)	the pro forma financial impact of the Merger on Huntington, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings reviewed with the senior managements of Unizan and Huntington;

(7)	the relative contributions of assets, liabilities, equity and earnings of Unizan and Huntington to the resulting institution;

(8)	the publicly reported historical price and trading activity for Unizan’s and Huntington’s common stock, including a comparison of certain financial and stock market information for Unizan and Huntington with similar publicly available information for certain other companies the securities of which are publicly traded;

(9)	the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available;

(10)	the current market environment generally and the banking environment in particular; and

(11)	such other information, financial studies, analyses and investigations and financial, economic and market criteria as they considered relevant.

Sandler O’Neill also discussed with certain members of senior management of Unizan the business, financial condition, results of operations and prospects of Unizan and held similar discussions with certain members of senior management of Huntington regarding the business, financial condition, results of operations and prospects of Huntington.

In performing its reviews and analyses and in rendering its opinion, Sandler O’Neill assumed and relied upon the accuracy and completeness of all the financial information, analyses and other information that was publicly available or otherwise furnished to, reviewed by or discussed with it and further relied on the assurances of management of Unizan and Huntington that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. Sandler O’Neill was not asked to and did not independently verify the accuracy or completeness of any of such information and they did not assume any responsibility or liability for the accuracy or completeness of any of such information. Sandler O’Neill did not make an independent evaluation or appraisal of the assets, the collateral securing assets or the liabilities, contingent or otherwise, of Unizan or Huntington or any of their respective subsidiaries, or the collectibility of any such assets, nor was it furnished with any such evaluations or appraisals. Sandler O’Neill is not an expert in the evaluation of allowances for loan losses and it did not make an independent evaluation of the adequacy of the allowance for loan losses of Unizan or Huntington, nor did it review any individual credit files relating to Unizan or Huntington. With Unizan’s consent, Sandler O’Neill assumed that the respective allowances for loan losses for both Unizan and Huntington were adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

Sandler O’Neill’s opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of its opinion. Sandler O’Neill assumed, in all respects material to its analysis, that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the merger agreement are not waived. Sandler O’Neill also assumed, with Unizan’s consent, that there has been no material change in Unizan’s and Huntington’s assets, financial condition, results of operations, business or prospects since the date of the last financial statements made available to them, that Unizan and Huntington will remain as going concerns for all periods relevant to its analyses, and that the merger will qualify as a tax-free reorganization for federal income tax purposes. Finally, with Unizan’s consent, Sandler O’Neill relied upon the advice Unizan received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

In rendering its January 27, 2004 opinion, Sandler O’Neill performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O’Neill, but is not a complete description of all the analyses underlying Sandler O’Neill’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to Unizan or Huntington and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Unizan or Huntington and the companies to which they are being compared.

The earnings projections used and relied upon by Sandler O’Neill in its analyses were based upon internal financial projections furnished by Unizan’s management in the case of Unizan and median earnings estimates published by I/B/E/S in the case of Huntington. These financial projections and estimates and all projections of transaction costs, purchase accounting adjustments and expected cost savings relating to the merger were reviewed with the senior managements of Huntington and Unizan, and Sandler O’Neill assumed for purposes of its analyses that they reflected the best currently available estimates and judgments of such managements of the future financial performance of Unizan and Huntington, respectively, and that such performances would be achieved. Sandler O’Neill expressed no opinion as to such financial projections or the assumptions on which they were based. The financial projections for Unizan were prepared for internal purposes only and not with a view towards public disclosure. These projections, as well as the other estimates used by Sandler O’Neill in its analyses, were based on numerous variables and assumptions which are inherently uncertain and, accordingly, actual results could vary materially from those set forth in such projections.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Unizan, Huntington and Sandler O’Neill. The analyses performed by Sandler O’Neill are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the Unizan board at the board’s January 26th meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of Unizan’s common stock or Huntington’s common stock or the prices at which Unizan’s or Huntington’s common stock may be sold at any time.

Summary of Proposal. Sandler O’Neill reviewed the financial terms of the proposed transaction. Based upon the closing price of Huntington’s common stock on January 23, 2004 of $22.76 and the exchange ratio of 1.1424, Sandler O’Neill calculated an implied transaction value of $26.00 per share. Based upon financial information for Unizan for the twelve months ended September 30, 2003, Sandler O’Neill calculated the following ratios:

Transaction Ratios

Transaction value/Last 12 months’ earnings per share	20.0	x
Transaction value/Estimated 2004 earnings per share	22.8	x
Transaction value/Tangible book value per share	302%
Transaction value/Stated book value per share	191%
Tangible book premium/Core deposits (1)	23.0%

(1)	Assumes Unizan’s total core deposits are $1.682 billion.

For purposes of Sandler O’Neill’s analyses, earnings per share were based on fully diluted earnings per share. The aggregate transaction value was approximately $584 million, based upon 21.6 million shares of Unizan common stock outstanding and including the intrinsic value of options to purchase an aggregate of 1.63 million shares with a weighted average strike price of $15.46. Sandler O’Neill noted that the transaction value represented a 13.0% premium over the January 23, 2004 closing price of Unizan’s common stock.

Stock Trading History. Sandler O’Neill reviewed the history of the reported trading prices and volume of Unizan’s and Huntington’s common stock for the one-year and three-year periods ended January 23, 2004 and compared the relationship between the movements in the prices of Unizan’s and Huntington’s common stock to movements in the prices of the Nasdaq Bank Index and the median performance of a composite peer group of publicly traded banking institutions selected by Sandler O’Neill. The peer group was comprised of the following institutions:

ABN AMRO Holding N.V.

BB&T Corp.

Charter One Financial, Inc.

Fifth Third Bancorp

Huntington Bancshares Inc.

KeyCorp

National City Corp.

PNC Financial Services Group Inc.

Park National Corp.

Royal Bank of Scotland Group PLC

Sky Financial Group Inc.

Unizan’s and Huntington’s Stock Performance

	Beginning Index Value January 23, 2003	Ending Index Value January 23, 2004
Unizan	100.00%	115.46%
Huntington	100.00	117.74
Peer group	100.00	121.91
Nasdaq Bank Index	100.00	130.93

	Beginning Index Value January 23, 2001	Ending Index Value January 23, 2004
Unizan	100.00%	160.70%
Huntington	100.00	143.37
Peer group	100.00	101.44
Nasdaq Bank Index	100.00	153.93

Comparable Company Analysis. Sandler O’Neill used publicly available information to compare selected financial and market trading information for Unizan and a group of financial institutions selected by Sandler O’Neill. The peer group consisted of Unizan and the following publicly traded banking institutions with total assets between $2 billion and $4 billion headquartered in the Midwest:

First Financial Bancorp.	Hamilton, OH
Chemical Financial Corporation	Midland, MI
Corus Bankshares, Inc.	Chicago, IL
1st Source Corporation	South Bend, IN
First Merchants Corporation	Muncie, IN
Integra Bank Corporation	Evansville, IN
Capitol Bancorp LTD.	Lansing, MI
Taylor Capital Group, Inc.	Rosemont, IL
Community Trust Bancorp, Inc.	Pikeville, KY
Independent Bank Corporation	Ionia, MI
Midwest Banc Holdings, Inc.	Melrose Park, IL
First Indiana Corporation	Indianapolis, IN
First Financial Corporation	Terre Haute, IN
Republic Bancorp, Inc.	Louisville, KY

The analysis compared publicly available financial information for Unizan as of and for the twelve months ended September 30, 2003 with that of the peer group as of and for the twelve month period ended either September 30, 2003 or December 31, 2003, depending upon which period was the most recent available for each company at the time of the analysis. The table below sets forth the data for Unizan and the median data for the peer group, with pricing data as of January 23, 2004.

Comparable Group Analysis

Unizan	Peer Group
Total assets (in millions)	$2,746	$2,623
Tangible equity/tangible assets	7.25%	7.23%
Loans/deposits	96.2%	94.3%
Total borrowings/total assets	14.8%	14.6%
Non-performing assets/total assets	0.98%	0.73%
Loan loss reserve/gross loans	1.27%	1.47%
Net interest margin	3.25%	4.06%
Fee income/operating revenues	26.8%	28.3%
Efficiency ratio	54.8%	60.3%
Return on average assets	1.03%	0.95%
Return on average equity	9.4%	11.3%
Price/2003 earnings per share	21.7	x	16.7	x
Price/estimated 2004 earnings per share	20.2	x	14.5	x
Price/tangible book value per share	261%	224%
Price/book value per share	165%	185%
Dividend payout ratio	41.15%	40.69%

Analysis of Selected Merger Transactions. Sandler O’Neill reviewed 31 merger transactions announced nationwide from January 1, 2000 through January 23, 2004 involving commercial banking institutions as acquired institutions with transaction values greater than $100 million. Sandler O’Neill also reviewed 24 merger transactions announced in the Midwest from January 1, 2000 through January 23, 2004 involving commercial banking institutions as acquired institutions with transaction values greater than $100 million. Sandler O’Neill reviewed the multiples of transaction price at announcement to last twelve months’ earnings per share, transaction price at announcement to estimated current year earnings per share, transaction price to book value per share, transaction price to tangible book value per share and tangible book premium to deposits and computed high, low, mean and median multiples and premiums for the transactions. The median multiples were applied to Unizan’s financial information as of and for the twelve months ended September 30, 2003. As illustrated in the following table, Sandler O’Neill derived an imputed range of values per share of Unizan’s common stock of $16.93 to $36.45 based upon the median multiples for the transactions. The implied transaction value of the merger as calculated by Sandler O’Neill was $26.00 per share.

Comparable Transaction Multiples

	Median Nationwide Multiple		Implied Value	Median Midwest Multiple		Implied Value
Transaction price/LTM EPS	20.87	x	$27.13	17.92	x	$23.30
Transaction price/Estimated 2004 EPS (1)	18.51	x	$21.07	14.87	x	$16.93
Transaction price/Book Value	260.83%		$36.45	224.92%		$31.43
Transaction price/Tangible book value	300.22%		$26.50	250.04%		$22.07
Tangible book premium/Deposits (2)	19.72%		$27.13	16.08%		$23.76

(1)	Based on management base case projection for Unizan for the year ended December 31, 2004.
(2)	Assumes Unizan’s core deposits total $1.682 billion.

Discounted Dividend Stream and Terminal Value Analysis. Sandler O’Neill performed an analysis that estimated the future stream of after-tax dividend flows of Unizan through December 31, 2007 under various circumstances, assuming Unizan’s projected dividend stream and that Unizan performed in accordance with the earnings projections reviewed with management. For periods after 2004, Sandler O’Neill assumed an annual growth rate of earning per share of approximately 10% to 11%. To approximate the terminal value of Unizan common stock at December 31, 2007, Sandler O’Neill applied price/earnings multiples ranging from 14x to 22x and multiples of tangible book value ranging from 180% to 280%. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 9.0% to 11.5% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Unizan common stock. As illustrated in the following tables, this analysis indicated an imputed range of values per share of Unizan common stock of $15.64 to $25.78 when applying the price/earnings multiples and $16.72 to $27.06 when applying multiples of tangible book value.

Earnings Per Share Multiples

Discount Rate	14x	16x	18x	20x	22x
9.0%	$17.14	$19.30	$21.46	$23.62	$25.78
10.0%	16.52	18.60	20.67	22.75	24.83
10.5%	16.22	18.26	20.29	22.33	24.37
11.5%	15.64	17.60	19.56	21.52	23.48

Tangible Book Value Per Share Multiples

Discount Rate	180%	205%	230%	255%	280%
9.0%	$18.33	$20.51	$22.70	$24.88	$27.06
10.0%	17.66	19.76	21.86	23.96	26.06
10.5%	17.34	19.40	21.46	23.52	25.58
11.5%	16.72	18.70	20.68	22.66	24.64

Sandler O’Neill also performed this same analysis of Unizan through December 31, 2007, assuming that Unizan undertook a balance sheet restructuring that would yield higher interest income going forward. As illustrated in the following tables, this analysis indicated an imputed range of values per share of Unizan common stock of $16.67 to $27.47 when applying the price/earnings multiples and $17.18 to $27.73 when applying multiples of tangible book value.

Earnings Per Share Multiples

Discount Rate	14x	16x	18x	20x	22x
9.0%	$18.28	$20.58	$22.88	$25.18	$27.47
10.0%	17.61	19.82	22.04	24.25	26.46
10.5%	17.29	19.46	21.63	23.80	25.97
11.5%	16.67	18.76	20.85	22.93	25.02

Tangible Book Value Per Share Multiples

Discount Rate	180%	205%	230%	255%	280%
9.0%	$18.83	$21.06	$23.28	$25.50	$27.73
10.0%	18.15	20.29	22.43	24.56	26.70
10.5%	17.82	19.92	22.01	24.11	26.21
11.5%	17.18	19.20	21.22	23.24	25.26

Sandler O’Neill performed a similar analysis that estimated the future stream of after-tax dividend flows of Huntington through December 31, 2007 under various circumstances, assuming Huntington’s projected dividend stream and that Huntington performed in accordance with median I/B/E/S estimates in 2004 and 2005. For periods after 2005, Sandler O’Neill assumed an annual growth rate of earnings per share of approximately 8%. To approximate the terminal value of Huntington common stock at December 31, 2007, Sandler O’Neill applied price/earnings multiples ranging from 11x to 17x and multiples of tangible book value ranging from 200% to 300%. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 9.0% to 11.5% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Huntington common stock. As illustrated in the following table, this analysis indicated an imputed range of values per share of Huntington common stock of $16.96 to $27.22 when applying the price/earnings multiples and $19.94 to $31.04 when applying multiples of tangible book value. The closing price of Huntington common stock on January 23, 2004 was $22.76 per share.

Earnings Per Share Multiples

Discount Rate	11.0x	12.5x	14.0x	15.5x	17.0x
9.0%	$18.57	$20.73	$22.89	$25.05	$27.22
10.0%	17.91	19.98	22.06	24.14	26.22
10.5%	17.58	19.62	21.66	23.70	25.74
11.5%	16.96	18.92	20.89	22.85	24.81

Tangible Book Value Per Share Multiples

Discount Rate	200%	225%	250%	275%	300%
9.0%	$21.85	$24.14	$26.44	$28.74	$31.04
10.0%	21.05	23.27	25.48	27.69	29.90
10.5%	20.67	22.84	25.01	27.18	29.35
11.5%	19.94	22.02	24.11	26.20	28.89

In connection with its analyses, Sandler O’Neill considered and discussed with the Unizan Board how the present value analyses would be affected by changes in the underlying assumptions, including variations with respect to the growth rate of assets, net income and dividend payout ratio. Sandler O’Neill noted that the discounted dividend stream and terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Contribution Analysis. Sandler O’Neill reviewed the relative contributions to be made by Unizan and Huntington to the combined institution based on projected financial information of both companies as of or for the quarter ended September 30, 2003. The percentage of pro forma shares owned was determined using the exchange ratio of 1.1424. This analysis indicated that the implied contributions to the combined entity were as follows:

Contribution Analysis

	Unizan	Huntington
Net loans	8.3%	91.7%
Total assets	8.4%	91.6%
Deposits	9.6%	90.4%
Borrowings	4.8%	95.2%
Tangible equity	8.6%	91.4%
Total equity	11.9%	88.1%
Last twelve months’ net income	7.2%	92.8%
Estimated 2004 net income	6.2%	93.8%
Market capitalization (1)	8.7%	91.3%
Pro forma ownership	9.6%	90.4%

(1)	Based on closing stock prices as of January 23, 2004.

Pro Forma Merger Analysis. Sandler O’Neill analyzed certain potential pro forma effects of the merger, assuming the following: (1) the merger closes in the second quarter of 2004, (2) 100% of the Unizan shares are exchanged for Huntington common stock at an exchange ratio of 1.1424, (3) earnings per share projections for Unizan and Huntington are consistent with management and median I/B/E/S earnings per share estimates for 2004, respectively, and long-term earnings per share growth estimates for periods thereafter are consistent with I/B/E/S median growth estimates for both companies, and (4) purchase accounting adjustments, charges and transaction costs associated with the merger and cost savings determined by the senior managements of Unizan and Huntington. The analysis indicated that for the year ending December 31, 2005 (the first full year following the merger), the merger would be accretive to Huntington’s projected earnings per share and dilutive to tangible book value per share. From the perspective of a Unizan shareholder, the merger would be accretive to Unizan’s stand-alone earnings per share, tangible book value per share and dividends per share. The actual results achieved by the combined company may vary from projected results and the variations may be material.

Pro Forma Merger Analysis

	Huntington		Unizan
	Stand-alone	Pro Forma	Stand-alone	Pro Forma (1)
Projected 2005 EPS	$1.79	$1.80	$1.27	$2.04
Projected Tangible Book Value per share	$10.95	$10.91	$10.61	$12.44
(at December 31, 2005)
2005 Dividends	$0.80	$0.80	$0.61	$0.91

(1)	Huntington per share values multiplied by the exchange ratio.

Unizan has agreed to pay Sandler O’Neill a transaction fee in connection with the merger based on the aggregate transaction value. Based on the closing price of Unizan’s common stock as of April 6, 2004, the fee would be approximately $3.6 million, of which approximately $956,000 has been paid and the balance of which is contingent, and payable, upon closing of the merger. Unizan has also paid Sandler O’Neill $200,000 for rendering its opinion, which will be credited against that portion of the transaction fee due upon closing of the merger. Unizan has also agreed to reimburse certain of Sandler O’Neill’s reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Sandler O’Neill and its affiliates and their respective partners, directors, officers, employees, agents, and controlling persons against certain expenses and liabilities, including liabilities under securities laws.

In the ordinary course of its business as a broker-dealer, Sandler O’Neill may purchase securities from and sell securities to Unizan and Huntington and their respective affiliates and may actively trade the debt and/or equity securities of Unizan and Huntington and their respective affiliates for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Board of Directors of Huntington following Completion of the Merger

Upon completion of the merger, the Huntington board of directors will consist of 12 persons, one of whom will be an individual to be appointed by Huntington who is currently a Unizan director. It is the intent that the new director would serve a term ending no earlier than the 2007 annual shareholder meeting.

Information about the current Huntington directors and executive officers can be found in Huntington’s proxy statement dated March 10, 2003. Information about the current Unizan directors and executive officers can be found in Unizan’s Annual Report on Form 10-K for the year ended December 31, 2003. Huntington’s and Unizan’s Annual Reports on Form 10-K for the year ended December 31, 2003 are incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” on page 64.

For more information see “The Merger—Unizan’s Directors and Officers Have Financial Interests in the Merger” on page 34.

Distribution of Huntington Shares

When the merger is completed, holders of Unizan common stock will receive 1.1424 shares of Huntington common stock for each share of Unizan common stock they own. No fractional shares of Huntington common stock will be issued in the merger.

An exchange agent will mail to each holder of a Unizan common stock certificate a letter of transmittal and instructions for surrendering Unizan stock certificates in exchange for statements indicating book-entry ownership of Huntington common stock. However, if a holder of a Unizan common stock certificate makes a special request, Huntington will issue to the requesting holder a Huntington stock certificate. When you deliver your Unizan stock certificates to the exchange agent along with a properly executed letter of transmittal and any other required documents, your Unizan stock certificates will be cancelled and you will receive statements indicating book-entry ownership of Huntington common stock, or, if requested, stock certificates representing the number of full shares of Huntington common stock to which you are entitled under the merger agreement. You will receive payment in cash, without interest, instead of any fractional shares of Huntington common stock which would have been otherwise issuable to you as a result of the merger.

Holders of Unizan common stock should not submit their Unizan stock certificates for exchange until they receive the transmittal instructions and a form of letter of transmittal from the exchange agent. Certificates may only be submitted directly to the exchange agent and will not be accepted by Huntington or Unizan banking offices on behalf of the exchange agent.

Until you exchange your Unizan stock certificates for shares of Huntington stock, you will not receive any dividends or other distributions in respect of shares of Huntington stock. Once you exchange your Unizan stock certificates for shares of Huntington stock, you will receive, without interest, any dividends or distributions with a record date after the effective time of the merger and payable with respect to your shares of Huntington common stock, as well as any dividends with respect to Unizan common stock declared before the effective time of the merger but unpaid.

If your Unizan stock certificate has been lost, stolen or destroyed, you may receive shares of Huntington common stock upon the making of an affidavit of that fact. Huntington may require you to post a bond in a reasonable amount as an indemnity against any claim that may be made against Huntington with respect to the lost, stolen or destroyed Unizan stock certificate.

After completion of the merger, there will be no further transfers on the stock transfer books of Unizan, except as required to settle trades executed prior to completion of the merger.

Fractional Shares

Huntington will not issue any fractional shares of Huntington common stock. Instead, a Unizan stockholder who would otherwise have received a fraction of a share of Huntington common stock will receive an amount of cash equal to the fraction of a share of Huntington common stock to which the holder would otherwise be entitled multiplied by the average of the closing prices of Huntington common stock for the five full trading days immediately preceding the completion of the merger as reported on the Nasdaq National Market.

Status of the Unizan Dividend Reinvestment and Stock Purchase Plan

Both Huntington and Unizan offer dividend reinvestment and optional cash purchase plans. The Unizan Dividend Reinvestment and Stock Purchase Plan will be terminated upon completion of the merger. Former participants in the Unizan plan wishing to participate in the Huntington Dividend Reinvestment and Common Stock Purchase Plan will need to elect to do so. Upon completion of the exchange of shares, the exchange agent will forward forms and instructions on how to participate in the Huntington plan.

Public Trading Markets

Huntington common stock trades on the Nasdaq National Market under the symbol “HBAN.” Unizan common stock trades on the Nasdaq National Market under the symbol “UNIZ.” Upon completion of the merger, Unizan common stock will be delisted from the Nasdaq National Market and deregistered under the Securities Exchange Act of 1934. The newly issued Huntington common stock issuable pursuant to the merger agreement will be listed on the Nasdaq National Market.

The shares of Huntington common stock to be issued in connection with the merger will be freely transferable under the Securities Act of 1933, except for shares issued to any stockholder who may be deemed to be an affiliate of Unizan, as discussed in “The Merger Agreement—Resales of Huntington Stock by Affiliates” on page 42.

As reported on the Nasdaq National Market, the closing sale price per share of Huntington common stock on January 26, 2004 was $23.10. As reported on the Nasdaq National Market, the closing sale price per share of Unizan common stock on January 26, 2004 was $22.95. Based on the Huntington closing sale price per share and the exchange ratio, the implied per share value of Unizan common stock was $26.39 as of that date. The closing sale price per share of Huntington common stock on the Nasdaq National Market on April 7, 2004, the last practicable trading day before the date of this document, was $21.83. The closing sale price per share of Unizan common stock on the Nasdaq National Market on April 7, 2004, the last practicable trading day before the date of this document, was $24.77. The implied per share value of Unizan common stock was $24.94 as of that date based on the Huntington closing sale price per share on that date and the exchange ratio. The implied value of one share of Unizan common stock as of these dates was calculated by multiplying Huntington’s closing sale price per share by 1.1424, the exchange ratio. Because the stock price of both companies will fluctuate, you should obtain current market quotations for the shares.

Huntington and Unizan Dividends

During 2003, Huntington declared cash dividends totaling $0.67 per share of common stock, and Unizan declared cash dividends totaling $0.54 per share of common stock. Huntington’s most recent quarterly cash dividend was $0.175 per share, and Unizan’s most recently quarterly cash dividend was $0.135 per share. Neither Huntington nor Unizan has any present intention to reduce its regular quarterly cash dividend, although the board of directors of either organization can change its respective dividend practices at any time.

Huntington stockholders will be entitled to receive dividends when and if declared by the Huntington board of directors out of funds legally available for dividends. The Huntington board of directors periodically will consider the payment of dividends, taking into account Huntington’s financial condition, level of net income and earnings expectations, and economic conditions, industry practices and other factors, including applicable banking laws and regulations.

Under the merger agreement, Unizan has agreed that, until the merger is completed, it will not pay regular quarterly cash dividends in excess of $0.135 per share of Unizan common stock. Unizan has also agreed to coordinate the declaration of dividends so that holders of Unizan common stock will not receive two dividends for any quarter with respect to their Unizan common stock and any Huntington common stock any holder receives in the merger. Payment of dividends by Huntington and Unizan to their shareholders is largely dependent on the receipt of dividends from their bank subsidiaries. The payments of dividends by such bank subsidiaries may be limited or restricted by banking regulations.

Appraisal Rights of Dissenting Stockholders

Appraisal rights are statutory rights that enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction.

Unizan shareholders are entitled to relief as a dissenting shareholder under Section 1701.85 of the Ohio General Corporation Law only if he or she complies strictly with all of the procedural and other requirements of Section 1701.85, a copy of which is attached hereto as Annex C. The following is a description of the material terms of Section 1701.85.

A Unizan shareholder who wishes to perfect his or her rights as a dissenting shareholder in the event the affiliation agreement is approved and adopted:

•	must be a record holder of the shares of Unizan common stock as to which he or she seeks relief on the record date;

•	must not vote his or her shares of Unizan common stock in favor of adoption of the affiliation agreement; and

•	must deliver to Unizan, not later than 10 days after the special meeting, a written demand for payment of the fair cash value of the shares as to which he or she seeks relief. The written demand must state the name of the shareholder, his address, the number and class of shares as to which he or she seeks relief and the amount claimed as the fair cash value for those shares.

Any written demand for payment should be mailed or delivered to Roger L. Mann, President and Chief Executive Officer of Unizan Financial Corp., 220 Market Avenue South, Canton, Ohio 44702. As the written demand must be delivered to Unizan within the 10-day period following the special meeting, it is recommended that a dissenting shareholder use certified or registered mail, return receipt requested, to confirm that he has made a timely delivery.

If Unizan sends the dissenting shareholder, at the address specified in his demand, a request for the certificate(s) representing his shares, the dissenting shareholder must deliver the certificate(s) to Unizan within 15 days of the date Unizan sent the request. Unizan will endorse the certificate(s) with a legend to the effect that the shareholder has demanded the fair cash value of the shares represented by the certificate(s). Unizan will then return such shares to the dissenting shareholder. If the shareholder fails to deliver the certificate(s) within 15 days of the request, Unizan may terminate his right to dissent. Unizan must notify the shareholder of its election to terminate his rights as a dissenting shareholder within 20 days after the lapse of the 15-day period.

If the dissenting shareholder and Unizan cannot agree on the fair cash value per share of the shares of Unizan common stock, either may, within three months after the service of the written demand by the shareholder, file a petition in the Court of Common Pleas of Stark County, Ohio. If the court finds that the shareholder is entitled to be paid the fair cash value of any shares, the court may appoint one or more appraisers to receive evidence and to recommend a decision on the amount of the fair cash value.

The fair cash value of a share of Unizan common stock to which a dissenting shareholder is entitled under Section 1701.85 will be determined as of the day prior to the special meeting. Fair cash value will be computed as the amount a willing seller and willing buyer would accept or pay if neither was compelled to sell or buy, excluding any appreciation or depreciation in market value resulting from the merger. Notwithstanding the foregoing, the fair cash value may not exceed the amount specified in the shareholder’s written demand. The court will make a finding as to the fair cash value of a share and render judgment against Unizan for its payment with interest at such rate and from such date as the court considers equitable. The court will assess or apportion the costs of the proceedings as it considers equitable.

The rights of any dissenting shareholder will terminate if:

•	the dissenting shareholder has not complied with Section 1701.85, unless Unizan, by its board of directors, waives this failure;

•	Unizan abandons or is finally enjoined or prevented from carrying out, or the shareholders of Unizan rescind their adoption of, the merger agreement;

•	the dissenting shareholder withdraws his written demand with the consent of Unizan, by its board of directors; or

•	Unizan and the dissenting shareholder have not agreed upon the fair cash value per share of the Unizan common stock and neither has timely filed or joined in a petition in an appropriate court for a determination of the fair cash value of the shares.

When a dissenting shareholder exercises his rights under Section 1701.85, all other rights with respect to such Unizan common stock will be suspended until Unizan purchases the shares, or the right to receive fair cash value is otherwise terminated. Such rights will be reinstated should the right to receive fair cash value be terminated other than by the purchase of the shares by Unizan.

A shareholder who wishes to exercise dissenters’ rights must either: (1) not sign and return the proxy card, or (2) sign and return the proxy card, and vote against or abstain from voting on the adoption of the merger agreement.

Regulatory Approvals Required for the Merger

We have agreed to use our reasonable best efforts to obtain all regulatory approvals required to complete the transactions contemplated by the merger agreement. These approvals include approval from the Federal Reserve. Huntington and Unizan have completed, or will complete, the filing of applications and notifications to obtain the required regulatory approvals.

Federal Reserve Board. The merger is subject to approval by the Federal Reserve Board pursuant to Sections 3 and 4 of the Bank Holding Company Act of 1956, as amended. We have filed the required application with the Federal Reserve Board.

The Federal Reserve Board is prohibited from approving any transaction under the applicable statutes that (1) would result in a monopoly, (2) would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or (3) may have the effect in any section of the United States of substantially lessening competition, tending to create a monopoly or resulting in a restraint of trade, unless the Federal Reserve Board finds that the anti-competitive effects of the transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served.

In addition, in reviewing a transaction under the applicable statutes, the Federal Reserve Board will consider the financial and managerial resources of the companies and their subsidiary banks and the convenience and needs of the communities to be served as well as the companies’ effectiveness in combating money-laundering activities. In connection with its review, the Federal Reserve Board will provide an opportunity for public comment on the application for the merger.

Under the Community Reinvestment Act of 1977, which we refer to as the CRA, the Federal Reserve Board must take into account the record of performance of each of Huntington and Unizan in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods, served by each company and their subsidiaries. Huntington’s and Unizan’s subsidiary depository institutions that are subject to the CRA have “satisfactory” CRA ratings with the applicable federal regulator.

Other Requisite Approvals, Notices and Consents. An application has also been filed with the Officer of the Comptroller of the Currency under the Bank Merger Act to approve the merger of Unizan Bank, National Association, into The Huntington National Bank, and the acquisition by The Huntington National Bank of Unizan Financial Services Group, N.A., a national bank limited to trust powers. Prior notices to, or approvals from, various state regulatory authorities will also be required in connection with the acquisition of certain non-banking businesses controlled by Unizan, and notice to the Federal Deposit Insurance Corporation will be required in connection with the acquisition of Unizan Financial Services Group, N.A. All required notifications and/or applications have been or will be made to the appropriate state and other regulatory authorities.

Timing. We cannot assure you that all of the regulatory approvals described above will be obtained, and, if obtained, we cannot assure you as to the date of any approvals or the absence of any litigation challenging such approvals. Likewise, we cannot assure you that the Antitrust Division, the FTC or any state attorney general will not attempt to challenge the merger on antitrust grounds, and, if such a challenge is made, we cannot assure you as to its result.

Pursuant to the Bank Holding Company Act and the Bank Merger Act, a transaction approved by the Federal Reserve Board may not be completed until 30 days after approval is received, during which time the Antitrust Division may challenge the merger on antitrust grounds. The commencement of an antitrust action would stay the effectiveness of an approval unless a court specifically ordered otherwise. With the approval of the Federal Reserve Board or the Officer of the Comptroller of the Currency, as applicable, and the concurrence of the Antitrust Division, the waiting period may be reduced to no less than 15 days.

Huntington and Unizan believe that the merger does not raise substantial antitrust or other significant regulatory concerns and that they will be able to obtain all requisite regulatory approvals on a timely basis without the imposition of any condition that would have a material adverse effect on Huntington or Unizan.

We are not aware of any material governmental approvals or actions that are required for completion of the merger other than those described above. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Unizan’s Directors and Officers Have Financial Interests in the Merger

Some of the members of Unizan management and the Unizan board of directors have interests in the merger that are in addition to, or different from, their interests as Unizan stockholders generally.

Unizan Change in Control Agreements

Unizan has severance agreements with nine officers, including four executive officers, which entitle each of them to receive severance benefits in the event of the termination of his employment by Unizan or its successor (other than for cause) or his resignation for good reason (i.e., in response to a reduction in responsibilities, authority, position, office, compensation or benefits or the relocation of his place of work or the liquidation or merger of Unizan or its principal bank subsidiary) within two years (or in the case of Roger L. Mann, and James H. Nicholson, three years) following a change in control (we refer to this period as the Severance Period).

Upon such termination of employment during the Severance Period, the terminated officer would be entitled to receive a lump sum severance payment ranging from 200% to 300% of (i) his then current base salary, plus (ii) the average annual bonus awarded him for the three calendar years preceding the change in control. In addition, such terminated officer would become vested in any qualified and nonqualified plans, programs, or arrangements in which the officer participated (unless the particular plan, program or arrangement otherwise specifically addresses the effect of a change in control. In a termination situation, Unizan or its successor would be required to contribute to the 401(k) or profit sharing account in which such terminated officer participated an amount equal to any matching or profit sharing contribution that would have been made had the officer’s employment not terminated prior to the end of the applicable plan year. Such terminated officer would also be entitled to receive an additional payment (the “gross up”) sufficient to cover any tax imposed by Section 4999 of the Internal Revenue Code on the severance payment and 50% (or, in the case of Messrs. Mann and Nicholson, 100%) of the tax imposed on the gross up. Unizan (or its successor) would also be obligated to continue to provide life, health and disability insurance coverage for a period of 24 months (36 months in the case of Mssrs. Mann and Nicholson) following such termination of employment.

Salary Continuation Agreements

Unizan Bank, National Association has salary continuation agreements with Roger L. Mann and Scott E. Dodds that provide supplementary retirement benefits upon retirement at or after normal retirement age. The payment of these benefits is accelerated upon termination of such officer’s employment without cause or his resignation for good reason within three years (or, in the case of Mr. Dodds, two years) after a change in control. No supplementary retirement benefits are payable if the officer’s employment is termination for cause or he is removed from office pursuant to an order issued under the Federal Deposit Insurance Act, or if a receiver is appointed for the bank under the Federal Deposit Insurance Act or the Federal Deposit Insurance Corporation enters into an agreement to provide assistance to the bank under the Federal Deposit Insurance Act. If an officer becomes entitled to receive benefits upon termination of employment following a change in control such as the merger with Huntington, the bank would be obligated to make a lump sum payment of $1,441,874 to Mr. Mann and an estimated payment ranging from $407,156 to $466,255 to Mr. Dodds, depending upon the year in which such termination of employment occurred and certain discount rate assumptions.

Stock Options

Pursuant to the merger agreement and the terms of Unizan’s various stock plans, each option to purchase shares of Unizan common stock, including each option held by the executive officers and the board of directors of Unizan, will be converted upon completion of the merger into an option to purchase shares of Huntington based on the exchange ratio on the same terms and conditions as were applicable to the Unizan stock option, except that under the terms of Unizan’s stock option plans, previously awarded but unvested stock options will vest at the time the merger is completed. Based on the holdings of stock options of the executive officers and directors of Unizan as of April 6, 2004, the vesting of stock options for shares of Unizan common stock held by executive officers would accelerate as to 75,338 shares upon stockholder approval of the merger.

Unizan Director Representation.

As described above under “Board of Directors of Huntington following Completion of the Merger,” upon completion of the merger one of the current Unizan directors to be selected by Huntington and reasonably acceptable to Unizan will join the Huntington board of directors, with the intent being that such new director would have a term ending no earlier than the 2007 annual shareholder meeting.

Protection of Unizan Directors and Officers Against Claims.

Huntington has agreed to indemnify and hold harmless each present and former director, officer and employee of Unizan from liability and expenses for matters arising in their capacity as such at or prior to the completion of the merger to the fullest extent provided by applicable law, the Unizan restated articles of incorporation and code of regulations, and to the same extent that they would have been indemnified as a Unizan director, officer and employee or otherwise under indemnification agreements they may have had with Unizan. Huntington also has agreed that it will either maintain Unizan’s current policy of directors’ and officers’ liability insurance coverage, or provide comparable coverage, for the benefit of Unizan directors and officers for six years following completion of the merger, subject to a maximum annual payment amount specified in the merger agreement.

THE MERGER AGREEMENT

The following describes certain aspects of the merger, including material provisions of the merger agreement. The following description of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached to this document as Appendix A and is incorporated by reference in this document. We urge you to read the merger agreement carefully and in its entirety.

Terms of the Merger

The merger agreement provides for the merger of Unizan Financial Corp. with and into Huntington Bancshares Incorporated. Huntington will be the surviving corporation in the merger. Each share of Unizan common stock issued and outstanding immediately prior to the completion of the merger, except for specified shares of Unizan common stock held by Unizan and Huntington and shares of Unizan shareholders exercising appraisal rights, will be converted into 1.1424 shares of Huntington common stock.

Huntington will not issue any fractional shares of Huntington common stock in the merger. Instead, a Unizan stockholder who otherwise would have received a fraction of a share of Huntington common stock will receive an amount in cash rounded to the nearest cent. This cash amount will be determined by multiplying the fraction of a share of Huntington common stock to which the holder would otherwise be entitled by the average of the closing sale prices of Huntington common stock on the Nasdaq National Market as reported by The Wall Street Journal for the five full trading days immediately preceding the date of the effective time of the merger.

Treatment of Unizan Stock Options

The merger agreement provides that, upon completion of the merger, each outstanding and unexercised stock option to acquire shares of Unizan common stock will cease to represent the right to acquire or receive shares of Unizan common stock and will be converted into, and become a right, to acquire the number of shares of Huntington common stock equal to the number of shares of Unizan common stock covered by the option times the exchange ratio, with the exercise price of each converted stock option per share of Huntington common stock equaling the per share exercise price of the Unizan stock option divided by the exchange ratio. Unizan’s employee stock purchase plan will be terminated shortly before the merger is completed.

Huntington has agreed to assume Unizan’s obligations with respect to the Unizan stock options that are converted into Huntington stock options as described above and otherwise in accordance with the terms of the plans under which they have been granted. Huntington has agreed to reserve additional shares of Huntington common stock to satisfy its obligations under the converted stock options and file a registration statement with the SEC on an appropriate form to the extent necessary to register Huntington common stock subject to the converted stock options.

Closing and Effective Time of the Merger

The merger will be completed only if all of the following occur:

•	the merger agreement is adopted by Unizan stockholders;

•	all required governmental and regulatory consents and approvals are obtained; and

•	all other conditions to the merger discussed in this document and the merger agreement are either satisfied or waived.

The merger will become effective when articles of merger are filed with the Maryland State Department of Assessments and Taxation and a certificate of merger is filed with the Secretary of State of the State of Ohio. In the merger agreement, we have agreed to cause the completion of the merger to occur no later than the fifth business day following the satisfaction or waiver of the last of the conditions specified in the merger agreement, or on another mutually agreed date. It currently is anticipated that the effective time of the merger will occur promptly following the end of the second quarter of 2004, but we cannot guarantee when or if the merger will be completed. The Huntington articles of restatement of charter, as amended, and the bylaws as in effect immediately prior to the effective time will be the charter and bylaws of the surviving corporation upon completion of the merger.

Representations, Warranties, Covenants and Agreements

The merger agreement contains customary representations and warranties of Unizan and Huntington relating to their respective businesses. With the exception of certain representations that must be true and correct in all material respects, no representation will be deemed untrue or incorrect as a consequence of the existence or absence of any fact or event unless that fact or event has had or is reasonably likely to have a material adverse effect on the company making the representation. The representations in the merger agreement do not survive the effective time of the merger.

Each of Huntington and Unizan has made representations and warranties regarding, among other things:

•	corporate matters, including due organization and qualification;

•	capitalization;

•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•	required governmental filings and consents;

•	the timely filing of reports with governmental entities, and the absence of investigations by regulatory agencies;

•	financial statements;

•	broker’s fees payable in connection with the merger;

•	the absence of certain changes or events;

•	legal proceedings;

•	tax matters;

•	SEC reports;

•	compliance with applicable laws;

•	the absence of agreements with regulatory agencies;

•	interest rate risk management instruments;

•	the absence of undisclosed liabilities;

•	environmental liabilities;

•	the absence of knowledge preventing the merger from qualifying as a reorganization;

•	internal controls; and

•	the accuracy of information supplied for inclusion in this document and other similar documents.

In addition, Unizan has made other representations and warranties about itself to Huntington regarding, among other things, matters relating to certain contracts, real property, insurance, employment matters and the receipt of fairness opinions from financial advisors.

Unizan has undertaken customary covenants that place restrictions on it and its subsidiaries until the effective time of the merger. In general, Unizan has agreed to (1) conduct its business in the ordinary course in all material respects, (2) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships (including retaining the services of key officers and employees), and (3) take no action that would adversely affect or materially delay its respective ability to obtain any necessary regulatory approvals, perform its covenants or complete the transaction. Unizan further agrees that, except with Huntington’s prior written consent, Unizan will not, among other things, undertake the following extraordinary actions:

•	make, declare or pay any dividends or other distributions on any shares of its capital stock, other than regular cash dividends;

•	adjust, split, combine or reclassify any capital stock of Unizan or its subsidiaries;

•	purchase, redeem or otherwise acquire any shares of stock or other securities of Unizan or any of its subsidiaries;

•	issue shares or stock options outside the parameters set forth in the merger agreement;

•	amend its governing documents;

•	acquire any business or assets except in the ordinary course of business;

•	sell, lease, mortgage, encumber or otherwise dispose of any assets or properties other than securitizations or other transactions;

•	other than certain short-term borrowings incurred in the ordinary course of business and for other agreed upon borrowings, incur any indebtedness for borrowed money or issue any debt securities or assume or otherwise become responsible for the obligations of any person other than Unizan and its subsidiaries; or, other than in the ordinary course of business, make any loans, advances or capital contributions to, or investments in, any person other than its subsidiaries

•	change its accounting methods, except as required by applicable law;

•	change in any material respects its investment or risk management;

•	make, change or revoke any material tax election, amend any material tax return, change any method of tax accounting in any material respect, settle any material liability for taxes or surrender any right to claim a material refund of taxes;

•	other than in the ordinary course of business, terminate or waive any material provision of any material contract other than normal renewals of contracts without materially adverse changes, or enter into any contract containing any restriction on engaging in any type or activity or business;

•	incur any capital expenditures in excess of $50,000 individually or $250,000 in the aggregate;

•	alter in any material respect any interest material to Unizan in any entity in which Unizan holds any equity;

•	(1) grant any increase in compensation or benefits, except for annual salary or wage increases to employees in the ordinary course consistent with past practice, (2) grant any increase in severance or termination pay, (3) establish, or increase the compensation or benefits provided under, or otherwise amend or clarify, any Unizan benefit plan or employment agreement, except as required by applicable law, (4) modify any Unizan stock option award, (5) accelerate the payment or vesting of any benefit, (6) enter into any new or amend any existing employment or consulting agreement, or (7) establish, adopt or enter into any collective bargaining agreement;

•	agree to material modifications of existing agreements with any governmental entity;

•	pay or settle any claim other than that involves solely money damages in an amount not in excess of $50,000 individually or $100,000 in the aggregate;

•	take any action or fail to take any action which would be reasonably expected to prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

•	take any action that would materially impede or delay the ability of the parties to obtain any necessary approvals for the merger; or

•	take any action that is reasonably likely to result in any of its representations or warranties set forth in the merger agreement becoming untrue in any material respect.

Huntington agrees that, except with Unizan’s prior written consent, Huntington will not, among other things, undertake the following extraordinary actions:

•	amend any charter documents in a fashion that would be adverse to Unizan or its stockholders;

•	take any action or fail to take any action which would be reasonably expected to prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

•	take any action that would materially delay necessary governmental or regulatory approvals;

•	take any action that is reasonably likely to result in any representations or warranties under the merger agreement becoming untrue in any material respect; or

•	agree to take or adopt any resolutions by the board of directors in opposition to any of the Huntington covenants made in the merger agreement.

The merger agreement also contains mutual covenants relating to the preparation of this proxy statement/prospectus, access to information of the other company and public announcements with respect to the transactions contemplated by the merger agreement.

Declaration and Payment of Dividends

Unizan has agreed that, until the merger is completed, it will not pay dividends other than regular quarterly cash dividends not in excess of $0.135 per share of Unizan common stock. Unizan has also agreed to coordinate the declaration of dividends so that holders of Unizan common stock will not receive two dividends for any quarter with respect to their Unizan common stock and any Huntington common stock any holder receives in the merger. Payment of dividends by Huntington and Unizan to their shareholders is largely dependent on the amount of dividends received from their bank subsidiaries, which may be limited or restricted by banking regulations.

Agreement Not to Solicit Other Offers

Unizan also has agreed that it, its subsidiaries and their officers, directors, employees, agents and representatives will not, directly or indirectly:

•	initiate, solicit, encourage or facilitate any inquiries or proposals for any “Acquisition Proposal” (as defined below); or

•	participate in any discussions or negotiations, or enter into any agreement, regarding any “Alternative Transaction” (as defined below).

However, prior to the Unizan special meeting, Unizan may consider and participate in discussions and negotiations with respect to a bona fide Acquisition Proposal and withdraw or qualify its recommendation if (1) it has first entered into a confidentiality agreement with the party proposing the Acquisition Proposal on terms comparable to the confidentiality agreement with Huntington and (2) the Unizan board of directors determines reasonably in good faith (after consultation with outside legal counsel) that failure to take these actions would cause it to violate its fiduciary duties.

Unizan has agreed:

•	to notify Huntington promptly (but in no event later than 24 hours) after it receives any Acquisition Proposal, or any material change to any Acquisition Proposal, or any request for nonpublic information relating to Unizan or any of its subsidiaries, and to provide Huntington with relevant information regarding the Acquisition Proposal or request;

•	to keep Huntington fully informed, on a current basis, of any material changes in the status and any material changes in the terms of any such Acquisition Proposal; and

•	to cease any existing discussions or negotiations with any persons with respect to any Acquisition Proposal, and to use reasonable best efforts to cause all persons other than Huntington who have been furnished with confidential information in connection with an Acquisition Proposal within the 12 months prior to the date of the merger agreement to return or destroy such information.

As used in the merger agreement, an “Acquisition Proposal” means any inquiry or proposal regarding any merger, share exchange, consolidation, sale of assets, sale of shares of capital stock (including, without limitation, by way of a tender offer) or similar transactions involving Unizan or any of its subsidiaries that, if completed, would constitute an Alternative Transaction.

As used in the merger agreement, “Alternative Transaction” means any of the following:

•	a transaction pursuant to which any person (or group of persons) other than Huntington or its affiliates, directly or indirectly, acquires or would acquire more than 25% of the outstanding shares of Unizan common stock or outstanding voting power or of any new series or new class of Unizan preferred stock that would be entitled to a class or series vote with respect to the merger, whether from Unizan or pursuant to a tender offer or exchange offer or otherwise;

•	a merger, share exchange, consolidation or other business combination involving Unizan (other than the merger being described here);

•	any transaction pursuant to which any person (or group of persons) other than Huntington or its affiliates acquires or would acquire control of assets (including, for this purpose, the outstanding equity securities of subsidiaries of Unizan and securities of the entity surviving any merger or business combination including any of Unizan’s subsidiaries) of Unizan, or any of its subsidiaries representing more than 25% of the fair market value of all the assets, net revenues or net income of Unizan and its subsidiaries, taken as a whole, immediately prior to such transaction; or

•	any other consolidation, business combination, recapitalization or similar transaction involving Unizan or any of its subsidiaries, other than the transactions contemplated by the merger agreement, as a result of which the holders of shares of Unizan common stock immediately prior to the transaction do not, in the aggregate, own at least 75% of each of the outstanding shares of common stock and the outstanding voting power of the surviving or resulting entity in the transaction immediately after the completion of the transaction in substantially the same proportion as the holders held the shares of Unizan common stock immediately prior to the completion of the transaction.

Transition

Both parties agreed to use their reasonable best efforts to facilitate the integration of Unizan and its various subsidiaries with the businesses of Huntington. Unizan agreed to cause its employees and officers to use their reasonable best efforts to provide support, including support from its outside contractors, and to assist Huntington in performing all tasks, including equipment installation, reasonably required to result in a successful integration at the closing.

Huntington and Unizan agree to consult with respect to their litigation and real estate valuation policies and practices and Unizan agreed to make such modifications or changes to its policies as Huntington reasonably requests. Unizan agreed to continue its existing loan policies and practices. Huntington and Unizan also agreed to consult with respect to the character, amount and timing of restructuring charges to be taken by each of them in connection with the merger.

Expenses and Fees

In general, each of Huntington and Unizan will be responsible for all expenses incurred by it in connection with the negotiation and completion of the transactions contemplated by the merger agreement. However, the costs and expenses of printing and mailing this proxy statement/prospectus, and all filing and other fees paid to the SEC in connection with the merger, shall be borne equally by Unizan and Huntington.

Conditions to Complete the Merger

Our respective obligations to complete the merger are subject to the fulfillment or waiver of certain conditions, including:

•	the adoption of the merger agreement by the Unizan stockholders;

•	the approval of the listing of Huntington common stock to be issued in the merger on the Nasdaq National Market, subject to official notice of issuance;

•	the receipt and effectiveness of all governmental and other approvals, registrations and consents, and the expiration of all related waiting periods required to complete the merger;

•	the registration statement with respect to the Huntington common stock to be issued in the merger has become effective under the Securities Act and no stop order or proceedings for that purpose has been initiated or threatened by the SEC;

•	the absence of any law, statute, regulation, judgment, decree, injunction or other order in effect by any court or other governmental entity that prohibits completion of the transactions contemplated by the merger agreement;

•	the truth and correctness of the representations and warranties of each of us in the merger agreement, subject to the materiality standard provided in the merger agreement, and the performance by each of us in all material respects of our obligations under the merger agreement and the receipt by each of us of certificates from the other to that effect; and

•	the receipt by each of Huntington and Unizan of a legal opinion with respect to certain federal income tax consequences of the merger.

We cannot provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party. As of the date of this document, we have no reason to believe that any of these conditions will not be satisfied.

Amendment, Waiver and Termination of the Merger Agreement

Subject to applicable law, the parties may amend the merger agreement by action taken or authorized by their boards of directors or by written agreement. However, after any approval of the transactions contemplated by the merger agreement by the Unizan stockholders and Huntington stockholders, there may not be, without further approval of those stockholders, any amendment of the merger agreement that changes the amount or the form of the consideration to be delivered to the holders of Unizan common stock other than as contemplated by the merger agreement. Either party to the merger agreement may waive any inaccuracies in the representations and warranties of the other party, or, subject to applicable law, may waive compliance by the other party with any of the other agreements or conditions contained in the merger agreement. The merger agreement can be terminated at any time prior to closing by mutual consent and by either party in the following circumstances:

•	if any of the required regulatory approvals are denied (and the denial is final and nonappealable);

•	if the merger has not been completed by January 27, 2005, unless the failure to complete the merger by that date is due to the terminating party’s actions;

•	if there is a breach by the other party that would cause the failure of the closing conditions described above, unless the breach is capable of being, and is, cured within 45 days of notice of the breach; or

•	if the Unizan stockholders vote to reject the transaction; provided that Unizan may not terminate the agreement if it did not comply with its duties with respect to the shareholder meeting and the non-solicitation of Alternative Transactions set forth in the merger agreement;

In addition, Unizan may terminate the merger agreement if:

•	the average closing price of the Huntington common stock for the five consecutive trading days prior to receipt of the last regulatory approval is less than $18.48, which is 80% of the Huntington closing share price on January 26, 2004; and

•	(1) the number obtained by dividing the Huntington average closing price determined as described in the first bullet by $23.10 is less than (2) the number obtained by dividing the average daily closing values of the S&P Bank Index for the five consecutive trading days prior to receipt of the last regulatory approval by $354.67 (the closing value of the S&P Bank Index on January 26, 2004) minus 0.15.

If Unizan exercises its right to terminate the agreement because of a fall in Huntington’s sale price as set forth above, Huntington may, at its option, adjust the exchange ratio based on a formula that reflects the proportional decrease in the Huntington share price and the value of the S&P Bank Index.

Huntington may also terminate the merger agreement if Unizan fails to recommend the approval and adoption of the merger agreement to the Unizan stockholders or modifies or qualifies its recommendation in a manner adverse to Huntington, if Unizan fails to substantially comply with its obligations to seek stockholder approval and to not solicit competing transaction proposals or if Unizan recommends or endorses a competing transaction proposal.

If the merger agreement is terminated, it will become void, and there will be no liability on the part of Huntington or Unizan, except that (1) termination will not relieve a breaching party from liability for any willful breach giving rise to the termination, (2) the confidentiality agreement between the parties will survive termination. In addition, if the merger agreement is terminated, a termination fee shall be payable under certain circumstances as set forth below.

Termination Fee

If

•	Unizan receives a bona fide Acquisition Proposal which is not irrevocably withdrawn prior to the Unizan special stockholder meeting; and

•	after such Acquisition Proposal the merger agreement is terminated: by either Huntington or Unizan due to the failure of the Unizan stockholders to vote in favor of the merger; by Huntington due to Unizan’s failure to recommend the merger agreement to its stockholders, adverse modification or qualification of that recommendation, breach of its obligations to seek stockholder approval and not solicit competing transaction proposals, or recommendation or endorsement of a competing transaction proposal; or by Huntington due to a willful breach of the Agreement by Unizan that would cause the failure of the closing conditions relating to accuracy of representations, warranties, covenants and agreements (unless the breach is cured within the time period specified by the merger agreement); and

•	within 18 months after such termination, Unizan completes an Alternative Transaction or enters into a letter of intent or binding agreement related to an Alternative Transaction, then Unizan must, on the date an Alternative Transaction is completed or any such letter is executed or agreement is entered into, pay Huntington a $20,000,000 termination fee.

Resales of Huntington Stock by Affiliates

Affiliates of Unizan, as defined under Rule 145 under the Securities Act, generally may not sell their shares of Huntington common stock acquired in the merger, except pursuant to an effective registration statement under the Securities Act, in compliance with Rule 145 under the Securities Act or pursuant to another applicable exemption from the registration requirements of the Securities Act. Affiliates include directors, executive officers, and beneficial owners of 10% or more of any class of capital stock.

Under the merger agreement, Unizan agrees to use reasonable best efforts to cause persons that are affiliates of Unizan to deliver letter agreements by which each affiliate agrees, among other things, not to offer to sell, transfer or otherwise dispose of any of the shares of Huntington common stock distributed to him, her or it pursuant to the merger, except in compliance with Rule 145 under the Securities Act, in a transaction that is otherwise exempt from the registration requirements of the Securities Act, or in an offering registered under the Securities Act. Huntington may place restrictive legends on Huntington stock certificates that are issued to persons who are deemed to be affiliates of Unizan under the Securities Act.

This document does not cover any resales of Huntington common stock received in the merger by any person who may be deemed an affiliate of Unizan.

Employee Benefit Matters

The merger agreement provides that, from and after completion of the merger, Huntington will offer Unizan employees with coverage and participation under employee benefit plans that are comparable, on an aggregate basis, to the plans generally in effect for similarly-situated employees of Huntington and that for this purpose continued coverage under Unizan plans will satisfy this requirement. In addition, Unizan employees (other than those with individual agreements providing for severance or “change of control” benefits) will be eligible for participation in Huntington’s severance plan as then in effect.

Huntington will generally provide Unizan employees with service credit for their service with Unizan for purposes of eligibility, vesting and benefit accruals under the Huntington benefit plans (other than benefit accruals under Huntington’s defined benefit pension plans). Huntington will waive specified exclusions and limitations under its welfare benefit plans in which the Unizan employees are eligible to participate following the merger to the extent waived under the corresponding Unizan plan in which the applicable employee participated prior to the merger and will give Unizan employees credit, for the plan year in which they start participating in any such plan, toward applicable deductibles and annual out-of-pocket limits for expenses incurred before such participation.

ACCOUNTING TREATMENT

The merger will be accounted for as a “purchase,” as that term is used under generally accepted accounting principles, for accounting and financial reporting purposes. Under purchase accounting, the assets and liabilities of Unizan as of the effective time of the merger will be recorded at their respective fair values and added to those of Huntington. Any excess of purchase price over the fair values is recorded as goodwill. Financial statements of Huntington issued after the merger would reflect these fair values and would not be restated retroactively to reflect the historical financial position or results of operations of Unizan.

FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following section describes the anticipated U.S. federal income tax consequences of the merger to holders of Unizan common stock. This discussion addresses only those Unizan stockholders that hold their Unizan stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code, and does not address all the U.S. federal income tax consequences that may be relevant to particular Unizan stockholders in light of their individual circumstances or to Unizan stockholders that are subject to special rules, such as:

•	financial institutions,

•	insurance companies,

•	tax-exempt organizations,

•	dealers in securities or currencies,

•	traders in securities that elect to use a mark-to-market method of accounting,

•	persons that hold Unizan stock as part of a straddle, hedge, constructive sale or conversion transaction,

•	persons who are not citizens or residents of the United States, and

•	stockholders who acquired their shares of Unizan stock through the exercise of an employee stock option or otherwise as compensation.

The following is based upon the Internal Revenue Code, its legislative history, existing and proposed regulations under the Internal Revenue Code and published rulings and decisions, all as currently in effect as of the date of this proxy statement/prospectus, and all of which are subject to change, possibly with retroactive effect. Tax considerations under state, local and foreign laws, or federal laws other than those pertaining to income tax, are not addressed in this document. Determining the actual tax consequences of the merger to you may be complex. They will depend on your specific situation and on factors that are not within the control of Huntington or Unizan. You should consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of changes in those laws.

Tax Consequences of the Merger Generally. Huntington and Unizan have structured the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. It is a condition to Unizan’s obligation to complete the merger that Unizan receive an opinion of its counsel, Black, McCuskey, Souers & Arbaugh, dated the closing date of the merger, substantially to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. It is a condition to Huntington’s obligation to complete the merger that Huntington receive an opinion of its counsel, Wachtell, Lipton, Rosen & Katz, dated the closing date of the merger, substantially to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. In rendering these opinions, counsel may require and rely upon representations contained in certificates of officers of Unizan and Huntington. Neither of these tax opinions will be binding on the Internal Revenue Service. Neither Huntington nor Unizan intends to request any ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the merger.

Consequently, no assurance can be given that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any of those set forth below. In addition, if any of the representations or assumptions upon which those opinions are based are inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected. The remainder of this discussion assumes that the merger will qualify as a reorganization within the meaning of the Internal Revenue Code. Accordingly, the following principal U.S. federal income tax consequences will apply:

•	no gain or loss will be recognized by Unizan stockholders who receive shares of Huntington stock in exchange for shares of Unizan stock, except with respect to cash received instead of fractional share interests in Huntington common stock;

•	the aggregate basis of the Huntington stock received in the merger will be the same as the aggregate basis of the Unizan stock for which it is exchanged, less any basis attributable to fractional share interests in Huntington common stock for which cash is received; and

•	the holding period of Huntington stock received in exchange for shares of Unizan stock will include the holding period of the Unizan stock for which it is exchanged.

Cash Received Instead of a Fractional Share of Huntington Common Stock. A Unizan stockholder who receives cash instead of a fractional share of Huntington common stock will be treated as having received the fractional share of Huntington common stock pursuant to the merger and then as having exchanged the fractional share of Huntington common stock for cash in a redemption by Huntington. As a result, a Unizan stockholder generally will recognize gain or loss equal to the difference between the amount of cash received and the basis in his, her or its fractional share of Huntington common stock as set forth above. This gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for the shares is greater than one year. The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting. Payments of cash to a holder of Unizan common stock instead of a fractional share of Huntington common stock may, under certain circumstances, be subject to information reporting and backup withholding at a rate of 28% of the cash payable to the holder, unless the holder provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not an additional tax and will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

DESCRIPTION OF HUNTINGTON CAPITAL STOCK

A description of Huntington’s capital stock immediately after the proposed transaction is set forth below. The following statements are brief summaries of, and are subject to the provisions of, Huntington’s charter and bylaws, and the relevant provisions of the Maryland General Corporation Law.

Description of Common Stock

Huntington is authorized to issue 500 million shares of common stock, no par value per share, of which approximately 229,410,043 shares were outstanding on March 31, 2004. Huntington common stock trades on the Nasdaq National Market under the symbol “HBAN.” As of March 31, 2004, 40,808,206 million shares were reserved for issuance in connection with various Huntington employee and director benefit plans and for other purposes. After taking into account the reserved shares of Huntington common stock, there were approximately 229,781,751 authorized shares of Huntington common stock available for issuance as of March 31, 2004.

Voting and Other Rights

Holders of Huntington common stock are entitled to one vote per share. There are no cumulative voting rights. In general, a majority of votes cast on a matter is sufficient to take action upon routine matters.

In the event of Huntington’s liquidation, holders of Huntington common stock will be entitled to receive pro rata any assets legally available for distribution to Huntington stockholders, subject to any prior rights of any Huntington preferred stock then outstanding.

Huntington common stock does not have any preemptive rights, redemption privileges, sinking fund privileges, or conversion rights. All the outstanding shares of Huntington common stock are validly issued, fully paid, and nonassessable.

Computershare Investor Services is the transfer agent and registrar for Huntington common stock.

Dividends

The holders of Huntington common stock are entitled to receive dividends or distributions, whether payable in cash or otherwise, as the Huntington board of directors may declare out of funds legally available for these payments. Stock dividends, if any are declared, may be paid from Huntington authorized but unissued shares.

See “Comparison of Rights of Huntington Shareholders and Unizan Shareholders” starting on page 47.

Description of Preferred Stock and Shareholder Rights

Huntington has authorized 6,617,808 shares of Serial Preferred Stock, no par value, of which 1,000,000 shares have been designated Series A Junior Participating Preferred Stock, no par value. There are no shares of Serial Preferred Stock or Series A Junior Participating Preferred Stock issued and outstanding. See Huntington’s Articles of Amendment and Restatement of Charter, as amended, and its Articles Supplementary for a description of the terms of the Serial Preferred Stock and the Series A Junior Participating Preferred Stock.

Huntington’s Series A Junior Participating Preferred Stock was authorized in connection with the adoption by Huntington of a rights agreement. Pursuant to the rights agreement, each share of Huntington common stock has one associated preferred share purchase right. Generally, if a person acquires or announces a tender offer to acquire 10% or more of Huntington’s outstanding common stock, each right will become exercisable and entitle its holder to purchase 1/100 share of Series A Junior Participating Preferred Stock (the economic equivalent of one share of Huntington common stock) for $49.68. This exercise price is subject to adjustment for stock dividends and splits. Once the acquiring person acquires 10% or more of Huntington’s outstanding common stock, each right held by such acquiring person will become null and void and each right will entitle all other holders to purchase the number of Huntington Series A Preferred Shares having a value equal to twice the exercise price. In general, if Huntington is acquired in a merger or other business combination or a significant portion of its assets are sold or transferred, each holder will be entitled to purchase shares of the acquiring company that have a market value of twice the exercise price (or twice the book value, if the acquiring company’s shares are not publicly traded). These rights expire on August 16, 2005, unless earlier redeemed by Huntington. Huntington’s board of directors may redeem the rights for $.01 per right under certain circumstances.

A copy of the Huntington rights agreement has been filed with the SEC. See “Where You Can Find More Information” for information on where you can obtain a copy. A copy of the rights agreement also is available free of charge from Huntington. The above summary description of the rights does not purport to be complete and is qualified in its entirety by reference to the rights agreement.

COMPARISON OF RIGHTS OF HUNTINGTON SHAREHOLDERS

AND UNIZAN SHAREHOLDERS

As a result of the merger, Unizan common shareholders will receive 1.1424 shares of Huntington common share in exchange for each outstanding share of Unizan common stock. The following is a summary of certain material differences between the rights of holders of Unizan common stock and the rights of holders of Huntington common stock. These differences arise in part from the differences between Maryland law governing business corporations, including the Maryland General Corporation Law, commonly referred to as the MGCL, and Ohio law governing business corporations, including the Ohio General Corporation Law, commonly referred to as the OGCL. Additional differences arise from the governing documents of the two companies. After completion of the merger, the rights of Unizan shareholders who become Huntington shareholders will be governed by Huntington’s articles of restatement of charter, as amended, Huntington’s by-laws, and Maryland law. Unizan shareholders are urged to read the full text of Huntington’s charter and by-laws, which are set forth as exhibits to the registration statement of which this proxy statement/prospectus forms a part. The following description of the material provisions of Huntington’s charter and by-laws and Unizan’s amended and restated articles of incorporation and code of regulations is qualified in its entirety by reference to those documents, which are incorporated by reference. The following discussion summarizes certain significant differences between Maryland and Ohio law and the parties’ governing documents. See “Where You Can Find More Information” on page 64.

Huntington	Unizan

CAPITAL STOCK

Authorized Capital:

500 million shares of Huntington common stock, no par value per share, of which there were approximately 229,410,043 shares issued and outstanding as of March 31, 2004. As of that time, no shares of Huntington common stock were reserved for issuance, except for 40,808,206 shares reserved for issuance pursuant to compensation and benefit plans of Huntington. 6,617,808 Serial Preferred Stock, no par value, of which no shares were issued and outstanding.

100 million shares of Unizan common stock, no par value per share, of which there were approximately 21,711,707 shares issued and outstanding as of April 6, 2004. As of that time, no shares of Unizan common stock were reserved for issuance, except for 2,766,807 shares reserved for issuance pursuant to compensation and benefit plans of Unizan.

Public Market for the Shares:

Huntington common stock are listed on the Nasdaq National Market.	Unizan common shares are listed on the Nasdaq National Market.

BOARD OF DIRECTORS

Size of the Board of Directors:

The MGCL provides that each Maryland corporation must have at least one director, with the number specified in or fixed in accordance with the articles of incorporation or bylaws of the corporation. Corporations that have elected to be governed by the unsolicited takeover statute are subject to special rules regarding the size of the board of directors (Huntington has not made this election). A majority of the board must consist of independent directors.

Huntington’s charter provides that the number of directors is initially 12 and may be increased or decreased

The OGCL provides that the board of directors of an Ohio corporation with more than two shareholders must consist of three or more individuals, with the number specified in or fixed in accordance with the articles of incorporation or code of regulations of the corporation.

Under Unizan’s code of regulations the number of directors is currently fixed at 20. Prior to December 31, 2005, the number of members of the Board of Directors may be increased or decreased by the affirmative vote of three-fourths of the directors then in office, and after

Huntington	Unizan

as set forth in its by-laws, but may not be fewer than three. Huntington’s by-laws state that a majority of the entire board of directors may alter the size of the board, however Huntington may not have more than 25 directors nor less than three directors. Huntington’s board currently has 12 directors.	that date by the affirmative vote of a majority of directors then in office or by the affirmative vote of the holders of a majority of the shares present in person or by proxy at a meeting of shareholders called for the purpose of electing directors.

Classified Board of Directors:

The MGCL permits, but does not require, a Maryland corporation to provide for a classified board of directors in its articles of incorporation or bylaws.

Huntington’s charter and by-laws provide for a classified board of directors, with each class to consist as nearly as possible of one-third of the total number of directors and with each class to hold office for a three-year term.

The OGCL permits, but does not require, an Ohio corporation to provide for a classified board of directors in its articles of incorporation or code of regulations.

Unizan’s code of regulations provides for a classified board of directors, with three classes of directors serving staggered terms.

The term of office of the Class I directors designated pursuant to the Agreement of Merger and Plan of Reorganization dated September 5, 2000 between UNB Corp., BancFirst Ohio Corp., The United National Bank & Trust Company, and First National Bank of Zanesville, N.A. expired at the annual shareholder meeting in 2003, the term of office of the Class II directors will expire at the annual shareholder meeting in 2004 and the term of office of the Class III directors will expire at the annual shareholder meeting in 2005. At each annual election of directors commencing with the annual shareholder meeting in 2003, the successors to the directors of the class whose term expire in that year will serve three-year terms.

Election of the Board of Directors:

The MGCL provides that, unless the articles of incorporation or bylaws of a corporation provide otherwise, the nominee receiving the greatest number of all the votes cast at a shareholder meeting at which a quorum is present will be elected director.

Huntington’s by-laws provides that a plurality of all votes cast at a meeting at which a quorum is present is sufficient to elect a director.

The OGCL provides that at all elections of directors, the candidates receiving the greatest votes will be elected.

Until December 31, 2005, for any position on the Unizan board (not including the Chairman) occupied, or vacated, as the case may be, by a former director of BancFirst Ohio Corp., the nominating committee will consist of two former BancFirst directors and one director of the Unizan who was serving in office immediately prior to the consummation of the merger of BancFirst Ohio Corp. with and into the Corporation; for any position on the board occupied, or vacated, as the case may be, by a former UNB directors, the nominating committee shall consist of two former UNB directors and one Former BancFirst Director. For a nominee to be recommended for a

Huntington	Unizan

position on the board will require the affirmative vote of two-thirds of the Nominating Committee.

Former BancFirst directors on the Nominating Committee will be appointed at the recommendation of Gary N. Fields; former UNB directors on the Nominating Committee will be appointed at the recommendation of Roger L. Mann; provided that should either of them be otherwise unable to appoint such members, the former BancFirst directors will be appointed at the recommendation of the most senior (in service) Former BancFirst Director then on the Board of Directors and the former UNB directors will be appointed at the recommendation of the most senior (in service) former UNB directors then on the Board of Directors.

After December 31, 2005, nominations for election to the board may be made by the board or by any shareholder of any outstanding class of capital stock of Unizan entitled to vote for election of directors. Nominations, other than those made by or on behalf of the existing management of Unizan, shall be made in writing and shall be delivered or mailed to the President and Chief Executive Officer of Unizan and to the Chairman, Federal Reserve Board, Washington, D.C., not less than 14 days nor more than 50 days prior to any meeting of shareholders called for the election of directors, provided, however, that if less than 21 days’ notice of the meeting is given to shareholders, such nominations must be mailed or delivered to the President and Chief Executive Officer of the Corporation and to the Chairman, Federal Reserve Board, Washington, D.C., not later than the close of business on the seventh day following the day on which the notice of meeting was mailed.

Vacancies on the Board of Directors:

The MGCL provides that shareholders may elect a successor to fill a vacancy on the board of directors which results from the removal of a director. Unless the articles of incorporation or bylaws provide otherwise, a majority of the remaining directors, whether or not sufficient to constitute a quorum, may than fill a vacancy on the board of directors which results from removal for any cause except an increase in the number of directors, which requires the vote of a majority of the entire board of directors.

Huntington’s by-laws provide that a majority of the remaining directors (whether or not sufficient to

The OGCL provides that vacancies, including vacancies resulting from an increase in the number of directors, on an Ohio corporation’s board of directors may be filled by a majority of the remaining directors of the corporation, unless the governing documents of the corporation provide otherwise. If the remaining directors constitute less than a quorum of the board of directors, then the remaining directors may fill vacancies by a majority vote.

After December 31, 2005, Unizan’s code of regulations provides that vacancies in the board of directors may be filled by the directors then in office,

Huntington	Unizan

constitute a quorum) may fill a vacancy which results from any cause other than an increase in the size of the board; a majority of the entire board may fill a vacancy created by an increase in the size of the board. Huntington’s by-laws also provide that Huntington’s stockholders may elect a successor to fill a vacancy on the board which results from the retirement or removal of a director.	though less than a quorum, by the majority vote of the directors then in office. Any director elected to fill a vacancy is elected for the term remaining for the directors of the class to which he is elected.

Removal of Directors:

The MGCL provides that, unless otherwise provided in the articles of incorporation, the shareholders of a corporation may remove any director, with or without cause, by the affirmative vote of a majority of all the votes entitled to be cast generally for the election of directors, except if a corporation has cumulative voting for the election of directors and less than the entire board is to be removed, a director may not be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there is more than one class of directors, at an election of the class of directors of which he is a member. Unless otherwise provided in the articles of incorporation of the corporation, if the directors have been divided into classes, a director may not be removed without cause. Corporations that have elected to be governed by the unsolicited takeover statute are subject to special rules regarding removal of directors (Huntington has not made that election).

Huntington’s charter provides that a director may be removed by the affirmative vote of two-thirds of all the votes to be cast for the election of directors, but no director may be removed by the shareholders without cause.

The OGCL provides that directors of an Ohio corporation whose shareholders possess cumulative voting rights may be removed by the affirmative vote of the holders of a majority of the voting power entitling holders to elect directors in place of those to be removed without assigning any cause, except that, unless all of the directors or all of the directors of a particular class are removed, no individual director may be removed if the votes of a sufficient number of shares are cast against the director’s removal that, if cumulatively voted at an election of all of the directors, or all of the directors of a particular class, as the case may be, would be sufficient to elect at least one director, unless the governing documents of the corporation provide that no director may be removed from office or that removal of directors requires a greater vote than described above.

Unizan’s code of regulations provides, subject to the OGCL, that Director may only be removed from the board of directors by the affirmative vote of the holders of 75% of the outstanding voting stock entitled to vote at a meeting for the election of directors.

PROVISIONS AFFECTING CONTROL SHARE ACQUISITIONS AND BUSINESS COMBINATIONS

Maryland law prohibits a business combination between a corporation and any interested shareholder for five years following the most recent date upon which the shareholder became an interested shareholder, unless the transaction is approved in advance by the board of directors or otherwise exempted by the statute. Generally, an interested shareholder is anyone who owns 10% or more of the voting power of the corporation and the affiliates of such person. A merger of a corporation with an interested shareholder or any other corporation

Chapter 1704 of the OGCL prohibits an “interested shareholder” from engaging in a wide range of business combinations, such as mergers and significant asset sales, with an “issuing public corporation” for three years after the date on which a shareholder becomes an interested shareholder (the “share acquisition date”), unless the directors of the corporation approved the transaction or the share purchase by the interested shareholder prior to the share acquisition date. If the transaction was not previously approved, the interested shareholder may

Huntington	Unizan

(whether or not such corporation is an interested shareholder) which is, or after the merger would be, an affiliate of the interested shareholder that was an interested shareholder prior to the transaction is considered a “business combination” unless it does not alter the contract rights of the stock as expressly set forth in the articles of incorporation, or change or convert in whole or in part the outstanding shares of stock of the corporation.

The MGCL provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock as to which the acquiring person, officers of the corporation, and directors of the corporation who are employees of the corporation are entitled to exercise or direct the exercise of the voting power of the shares in the election of directors. “Control shares” are voting shares of stock which, if aggregated with all other shares of stock previously acquired by such person, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (1) one-tenth or more but less than one-third, (2) one-third or more but less than a majority, or (3) a majority or more of all voting power. Control shares do not include shares that the acquiring person is entitled to vote as a result of having previously obtained shareholder approval. A “control share acquisition” means the acquisition, directly or indirectly, of control shares, subject to certain exceptions.

A person who has made or proposes to make a “control share acquisition,” upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors to call a special meeting of shareholders to be held within 50 days of such demand to consider the voting rights of the shares.

If voting rights are not approved at the meeting or if the acquirer does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value determined, without regard to voting rights, as of the date of the last control share acquisition or of any special meeting of shareholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a shareholders’ meeting and the acquirer effect such a transaction after the three-year period only if the transaction is approved by the affirmative vote of two-thirds of the voting power of the corporation and by the affirmative vote of the holders of at least a majority of the disinterested shares or if the offer meets certain fair price criteria.

The above restrictions do not apply if an Ohio corporation, by action of its shareholders holding at least two-thirds of the voting power of the corporation, adopts an amendment to its articles of incorporation specifying that Chapter 1704 of the OGCL will not be applicable to the corporation. Unizan has not adopted this amendment.

Under Section 1701.831 of the OGCL, unless the articles of incorporation or code of regulations of an Ohio corporation otherwise provide, any control share acquisition of an issuing public corporation only can be made with the prior authorization of the shareholders of the corporation. Unizan’s articles of incorporation do not exclude the application of the provisions of Section 1701.831 of the OGCL to control share acquisitions.

Huntington	Unizan

becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid in the control share acquisition, and certain limitations and restrictions generally applicable to the exercise of appraisal rights do not apply in the context of a control share acquisition.

The “control share acquisition” statute does not apply to shares acquired in a merger, consolidation, or share exchange if the corporation is a party to the transaction or to acquisitions approved or exempted by the articles of incorporation or the bylaws of the corporation by a provision adopted at any time before the acquisition of the shares.

MERGERS, ACQUISITIONS, SHARE PURCHASES AND OTHER TRANSACTIONS

The MGCL requires approval of mergers, consolidations, share exchanges, and transfers by the shareholders of each corporation by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter, unless a different number, not less than a majority, is specified in the articles of incorporation. Under certain circumstances, a merger may become effective without the approval of the surviving corporation.

Huntington’s charter does not provide for approval of a merger by a vote of less than two-thirds of the outstanding shares entitled to vote.

The OGCL generally requires approval of mergers, dissolution, dispositions of all or substantially all of an Ohio corporation’s assets, and majority share acquisitions and combinations involving issuance of shares representing one-sixth or more of the voting power of the corporation immediately after the consummation of the transaction (other than so-called “parent-subsidiary” mergers), by two-thirds of the voting power of the corporation, unless the articles of incorporation of the corporation specify a different proportion (not less than a majority).

Unizan’s articles provide that any merger or consolidation; sale, lease or exchange of assets; adoption of any plan or proposal for the liquidation or dissolution; reclassification of securities, or recapitalization; or similar business combination, in each case involving a “Related Person”, requires the affirmative vote of the holders of at least (1) 75% of the outstanding voting shares and (2) 66 2/3% of the outstanding voting shares excluding the voting shares beneficially owned by the Related Person. Such affirmative vote is required notwithstanding the fact that no vote may be required or that a lesser percentage may be specified, by law or otherwise.

The foregoing paragraph is not applicable, if (1) either the business combination has been approved by two-thirds of the “Continuing Directors” or (2) the aggregate amount of the cash and the fair market value of consideration other than cash to be received per share by holders of any class of equity security in

Huntington	Unizan

such business combination is at least equal to the highest per share price paid by the Related Person for any shares of the same class of equity security previously acquired by it, plus interest; and the consideration to be received by holders of a particular class of equity security is, except to the extent a shareholder agrees otherwise, in cash or in the same form as the Related Person has previously paid for shares of such class of equity security.

“Related Person” means any person (1) who is the beneficial owner, directly or indirectly, of 10% or more of the outstanding voting shares; or (2) is an affiliate or associate of the corporation and at any time within the two-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding voting shares; or (3) is an assignee of or has otherwise succeeded to any voting shares which were at any time within the two-year periods immediately prior to the date in question beneficially owned by any Related Person, if such assignment or succession has occurred in the course of a transaction or series of transactions not involving a public offering.

“Continuing Director” means a director who is unaffiliated with the Related Person and was a director before the Related Person became a Related Person.

NOTICE OF SHAREHOLDERS’ MEETINGS

The MGCL requires the secretary of a Maryland corporation to give written notice to each shareholder of record entitled to vote at the meeting, and each other shareholder entitled by applicable law to notice of the meeting. The notice must state the place, date and time of the meeting and, if a special meeting, the purpose or purposes for which the meeting is to be held, not less than ten nor more than 90 days before each shareholder meeting. Shareholder meetings may be held at any place, as provided in the bylaws.

Huntington’s charter or bylaws do not alter this provision.

The OGCL requires an Ohio corporation to notify shareholders of the corporation of the time, place and purposes of shareholder meetings at least seven days but no more than 60 days prior to the date of the shareholders’ meeting, unless the articles of incorporation or code of regulations of the corporation specify a longer period. Upon request of an individual entitled to call a special shareholders’ meeting, the corporation must give shareholders’ notice of the special meeting to be held no less than seven nor more than 60 days after the receipt of the request. If notice is not given within 15 days of receipt of the request (or shorter or longer period as the articles of incorporation or code of regulations of the corporation specify), the individual calling the meeting may fix the time for the meeting and give notice to the other shareholders.

Unizan’s code of regulations provides that notice of any annual or special shareholder meeting must be given not more than 60 days but not less than 10 days before the meeting. If any annual or special meeting

Huntington	Unizan

is adjourned to another time or place after having been duly convened, no further notice of the adjourned meeting need be given other than an announcement made at which such adjournment is taken.

SUBMISSION OF SHAREHOLDER PROPOSALS

The MGCL provides that the corporation’s articles of incorporation or bylaws may require any shareholder proposing a nominee for election as a director or any other matter for consideration at a meeting of the shareholders to provide advance notice of the nomination or proposal to the corporation of not more than 90 days before the date of the meeting, or, in the case of an annual meeting, 90 days before the first anniversary of the preceding year’s annual meeting or the mailing date of the notice of the preceding year’s annual meeting. The articles of incorporation or bylaws may specify another time.

Huntington’s bylaws provide that to make a proposal for business to be brought before a meeting, and to nominate a director for election to Huntington’s board, a shareholder must give notice in writing to the secretary of the corporation not earlier than 90 calendar days nor later than 60 days before the first anniversary of the date on which the corporation first mailed its proxy statement to shareholders in connection with the prior year’s annual shareholder meeting.

In the event that the number of directors to be elected to the board of directors is increased and there is no public announcement by the corporation naming the nominees or specifying the size of the increased board of directors at least 70 days prior to the first anniversary of the preceding year’s annual meeting, a shareholder’s notice will also be considered timely (but only with respect to nominees for any new positions created by such increase) if it is delivered to the secretary of the corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the corporation.

If Huntington calls a special meeting of stockholders for the purpose of electing directors nominated by Huntington, any stockholder’s notice is timely if the notice is delivered to the Secretary not earlier than the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting.

No provision for the submission of shareholder proposals is made in the OGCL.

Unizan’s code of regulations provides that nominations for election to the board may be made by any shareholder of any outstanding class of capital stock of the Corporation entitled to vote for election of directors. Nominations, must be delivered or to the President and Chief Executive Officer of Unizan and to the Chairman, Federal Reserve Board, Washington, D.C., not less than 14 days nor more than 50 days prior to any meeting of shareholders called for the election of directors. If less than 21 days’ notice of the meeting is given to shareholders, such nominations must be delivered not later than the close of business on the seventh day following the day on which the notice of meeting was mailed.

Unizan’s articles and code of regulations are silent as to shareholder proposals not involving director nominations.

Huntington	Unizan

SPECIAL MEETING OF SHAREHOLDERS

Under Maryland law, a special meeting may be called by the president, the board of directors, or any person designated in the articles of incorporation or bylaws. Special meetings of the shareholders may also be called by the secretary of the corporation upon the written request of shareholders entitled to cast at least 25% of all the votes entitled to be cast at the meeting. However, unless requested by shareholders entitled to cast a majority of all the votes entitled to be cast at the meeting, the secretary is not required to call a special meeting if the matter to be considered at the meeting is substantially the same as a matter considered at a special meeting during the preceding 12 months. The articles of incorporation or bylaws may increase or decrease the percentage of votes shareholders must possess to request a special meeting, provided that the percentage may not be greater than a majority of the votes entitled to be cast at the meeting. Corporations that have elected to be governed by the may unsolicited takeover statute are subject to special rules regarding special meetings of the shareholders (Huntington has not made that election).

Huntington’s bylaws state that the Chairman of the board, the President, a majority of the board by vote with or without a meeting, or the Secretary at the request of shareholders entitled to cast at least a majority of all the votes entitled to be cast at the meeting may call a special shareholder meeting. At a special meeting of stockholders only such business as set forth in the notice may be conducted.

The OGCL provides that holders of at least 25% of the outstanding shares of an Ohio corporation (unless the code of regulations of the corporation specifies another percentage, which may in no case be greater than 50%), the directors of the corporation by action at a meeting or a majority of the directors acting without a meeting, the chairman of the board of the corporation, and the president of the corporation (or, in case of the president’s death or disability, the vice president of the corporation authorized to exercise the authority of the president) have the authority to call special meetings of shareholders.

Unizan’s code of regulations expressly provides that special meetings of Unizan shareholders may be called by the Chairman of the Board, the Secretary, the board of directors by action with or without a meeting, and must be called by the Secretary at the request of the holders of 50% of all shares outstanding and entitled to vote at the meeting.

SHAREHOLDER ACTION WITHOUT A MEETING

Under Maryland law, common shareholders may act without a meeting if a written consent which describes the action is signed by all the shareholders entitled to vote on the matter and is filed with the records of the shareholders meeting. Unless the articles of incorporation provide otherwise, the holders of any other class of stock that is entitled to vote in the election of directors may act by the written consent of the holders of the shares necessary to approve the action if the corporation gives notice of the action to all shareholders within 10 days after the effective date of the action.

Huntington’s charter and by-laws do not address shareholder action without a meeting.

The OGCL provides that any action that may be taken by shareholders of an Ohio corporation at a meeting of shareholders may be taken without a meeting with the unanimous written consent of all shareholders entitled to vote at the meeting.

Unizan’s code of regulations does not alter this provision.

Huntington	Unizan

CUMULATIVE VOTING

The MGCL provides that the articles of incorporation may include a provision for cumulative voting in the election of directors and the terms on which cumulative voting rights may be exercised.

Huntington’s charter does not provide for cumulative voting rights.

The OGCL provides that each shareholder of an Ohio corporation has the right to vote cumulatively in the election of directors if certain notice requirements are satisfied, unless the articles of incorporation of a corporation are amended to eliminate cumulative voting for directors following their initial filing with the Ohio Secretary of State.

Unizan’s articles of incorporation have not been amended to eliminate the rights of shareholders to vote cumulatively in the election of directors.

VOTING RIGHTS

Under the MGCL, unless the articles of incorporation provide otherwise, each outstanding share of stock, regardless of class, is entitled to one vote on each matter submitted to a vote at a meeting of shareholders. However, a share is not entitled to be voted if any installment payment on it is overdue and unpaid.

Huntington’s charter provides that each share of its common stock is entitled to one vote per share.

Under the OGCL, except to the extent that the express terms of the shares of any class of an Ohio corporation provide otherwise, each outstanding share, regardless of class, entitles the shareholder to one vote on each matter properly submitted to shareholders of the corporation for their vote.

Unizan’s articles of incorporation do not provide otherwise.

DIVIDENDS

A Maryland corporation generally may make distributions to its shareholders unless, after giving effect to the distribution, the corporation would not be able to pay its debts as they come due in the ordinary course of business or the corporation’s total assets would be less than its total liabilities, plus, unless the articles of incorporation permit otherwise (which the Huntington articles of incorporation do not) the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights of shareholders whose preferential rights on dissolution are superior to those receiving the distribution.

The OGCL provides that dividends may be paid in cash, property or shares of an Ohio corporation’s capital stock.

The OGCL provides that an Ohio corporation may pay dividends out of surplus in certain circumstances and notify the shareholders of the corporation if a dividend is paid out capital surplus.

RIGHTS OF DISSENTING SHAREHOLDERS

Under Maryland law, shareholders have the right to demand and to receive payment of the fair value of their stock in the event of (1) a merger or consolidation, (2) a share exchange, (3) a transfer of assets in a manner requiring shareholder approval, (4) an amendment to the articles of incorporation altering contract rights of outstanding stock, as expressly set forth in the articles of incorporation, and substantially adversely affecting the shareholders’ rights (unless the

Under the OGCL, dissenting shareholders are entitled to appraisal rights in connection with the lease, sale, exchange, transfer or other disposition of all or substantially all of the assets of an Ohio corporation and in connection with certain amendments to the corporation’s articles of incorporation. Shareholders of an Ohio corporation being merged into or consolidated with another corporation also are entitled to appraisal rights. In

Huntington	Unizan

right to do so is reserved in the articles of incorporation), or (5) certain business combinations with interested shareholders which are subject to or exempted from the Maryland business combination statute (as discussed above) and in connection with the approval of voting rights of certain shareholders under the Maryland control share acquisition statute. Except with respect to certain business combinations and in connection with appraisal and dissenters’ rights existing as a result of the Maryland control share statute, the right to demand and receive payment of fair value does not apply to (a) stock listed on a national securities exchange or a national market system security designated on an interdealer quotation system by the National Association of Securities Dealers, Inc., or designated for trading on the NASDAQ Small Cap Market, (b) stock of the successor in a merger (unless the merger alters the contract rights of the stock or converts the stock in whole or in part into something other than stock of the successor, cash or other interests), (c) stock that is not entitled to be voted on the transaction or the shareholder did not own the shares of stock on the record date for determining shareholders entitled to vote on the transaction, (d) the articles of incorporation provide that the holders of the stock are not entitled to exercise the rights of an objecting shareholder, or (e) stock of an open-end investment company registered with the SEC under the Investment Company Act of 1940 and the stock is valued in the transaction at its net asset value. Except in the case of appraisal and dissenters’ rights existing as a result of the Maryland control share acquisition statute, these rights are available only when the shareholder files with the corporation a timely, written objection to the transaction, and does not vote in favor of the transaction. In addition, the shareholder must make a demand on the successor corporation for payment of the stock within 20 days of the acceptance of articles by the Maryland State Department of Assessments and Taxation.

addition shareholders of an acquiring corporation are entitled to appraisal rights in any merger, combination or majority share acquisition in which those shareholders are entitled to voting rights. The OGCL provides shareholders of an acquiring corporation with voting rights if the acquisition (a majority share acquisition) involves the transfer of shares of the acquiring corporation entitling the recipients of those shares to exercise one-sixth or more of the voting power of the acquiring corporation immediately after the consummation of the transaction.

The OGCL provides that a shareholder of an Ohio corporation must deliver a written demand to the corporation not later than 10 days after the taking of the vote on the matter giving rise to appraisal rights.

See “The Merger—Appraisal Rights of Dissenting Stockholders” starting on page 31.

SHAREHOLDER PREEMPTIVE RIGHTS

The MGCL provides that, unless the articles of incorporation expressly grant such rights to the shareholder, a shareholder does not have any preemptive right to subscribe to any additional issue of stock or any security convertible into an additional issue of stock.

Huntington’s charter expressly provides that shareholders do not have any preemptive rights.

The OGCL provides that the shareholders of an Ohio corporation do not have a preemptive right to acquire the corporation’s unissued shares, except to the extent the articles of incorporation of the corporation permit.

Unizan’s articles of incorporation expressly eliminate preemptive rights.

Huntington	Unizan

INSPECTION OF SHAREHOLDER LISTS

Under the MGCL, shareholders of a Maryland corporation may inspect and copy during usual business hours the bylaws, minutes of the proceedings of the shareholders, annual statements of affairs, and voting trust agreements on file at the corporation’s principal office. If a shareholder makes a written request, the shareholder may obtain a statement showing all stock and securities issued by the corporation within the previous 12 months. In addition, a person who owns at least 5% of the outstanding stock of any class of the corporation may inspect and copy the corporation’s books of account and stock ledger during usual business hours, and may make a written request for a statement of the corporation’s affairs.

Under the OGCL, shareholders of an Ohio corporation have the right, upon written demand stating the purpose, to examine, at any reasonable time and for any reasonable and proper purpose, the articles of incorporation of the corporation, the corporation’s books and records of account, the corporation’s minutes, the corporation’s records of shareholders, and the corporation’s voting trust agreements, if any, on file with the corporation, and to make copies of these items.

The OGCL requires that, upon the request of a shareholder of an Ohio corporation at any meeting of shareholders, the corporation must produce at the meeting an alphabetically arranged list, or classified lists, of the shareholders of record as of the applicable record date that are entitled to vote.

LIABILITY OF DIRECTORS AND OFFICERS

Under the MGCL, the articles of incorporation of a Maryland corporation may include any provision expanding or limiting the liability of its directors and officers to the corporation or its shareholders for money damages, but may not include any provision that restricts or limits the liability of the directors or officers of the corporation or its shareholders to the extent that the person actually received an improper benefit or profits (in money, property, or services), or to the extent that a judgment or other final adjudication is entered against the person based upon the person’s action, or failure to act, that was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

Huntington’s charter provides that no director or officer of the corporation will be personally liable to the corporation or its shareholders for money damages, to the extent permitted by Maryland law. No amendment of the charter will limit or eliminate the benefits provided to directors and officers under this provision with respect to any act or omission which occurred prior to such amendment or repeal.

The OGCL contains no provision limiting the liability of officers, employees or agents of an Ohio corporation. However, under the OGCL, a director of an Ohio corporation is not liable for monetary damages unless it is proved by clear and convincing evidence that the director’s action or failure to act was undertaken with deliberate intent to cause injury to the corporation or with reckless disregard for the best interests of the corporation.

Huntington	Unizan

DUTIES OF DIRECTORS

The MGCL requires a director of a Maryland corporation to perform his or her duties as a director (including his or her duties as a member of a committee of the board on which he or she serves):

•      in good faith;

•      in a manner he or she reasonably believes to be in the best interests of the corporation; and

•      with the care that an ordinarily prudent person in a like position would use under similar circumstances.

The MGCL provides that a person who performs his or her duties in accordance with the above standard has no liability by reason of being or having been a director of a corporation. An act of a director is presumed to satisfy the standard.

The OGCL requires a director of an Ohio corporation to perform his or her duties as a director:

•      in good faith;

•      with the care an ordinarily prudent person in a like position would exercise under similar circumstances; and

•      in a manner the director reasonably believes to be in or not opposed to the best interests of the corporation.

The OGCL provides that a director will not be found to have violated his or her duties as a director, unless it is proved by clear and convincing evidence that the director has not acted in good faith, in a manner the director reasonably believes to be in or not opposed to the best interests of the corporation, or with the care that an ordinarily prudent person in a like position would use under similar circumstances. This standard applies in any action brought against a director, including actions involving or affecting a change or potential change in control, a termination or potential termination of the director’s service as a director, or the director’s service in any other position or relationship with the corporation.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

In Maryland, reasonable expenses may be advanced to a director, or to an officer, employee, or agent who is not a director to the same extent that they may be advanced to a director unless limited by the articles of incorporation. Advances to officers, employees, and agents prior to the final adjudication of a proceeding may be generally authorized in the corporation’s articles of incorporation or bylaws, by action of the board of directors, or by contract. The director, officer, employee, or agent must give to the corporation a written affirmation of his or her good faith belief that the standard of conduct necessary for indemnification by the corporation has been met, and a written undertaking providing that if it is ultimately determined that the standard of conduct has not been met, said director, officer, employee, or agent will repay the amount advanced.

Under Maryland law, unless limited by the articles of incorporation, indemnification is mandatory if a director or an officer has been successful on the merits or otherwise in the defense of any proceeding

The OGCL provides that an Ohio corporation may indemnify directors, officers, employees and agents of a corporation within prescribed limits, and must indemnify them under certain circumstances. The OGCL does not authorize payment by a corporation of judgments against a director, officer, employee or agent of a corporation after a finding of negligence or misconduct in a derivative suit absent a court order. Indemnification is required, however, to the extent the individual succeeds on the merits. In all other cases, if it is determined that a director, officer, employee or agent of the corporation acted in good faith and in a manner the individual reasonably believed to be in or not opposed to the best interests of the corporation, or, with respect to a criminal proceeding, he or she had no reasonable cause to believe that his or her conduct was unlawful, indemnification is discretionary, except as otherwise provided by a corporation’s articles of incorporation, or code of regulations, or by contract, and except with respect to the advancement of expenses to directors (as discussed in the next

Huntington	Unizan

arising from his or her service as a director unless such indemnification is not otherwise permitted as described in the following sentence. Indemnification is permissive unless it is established that (1) the act or omission of the director was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, (2) the director actually received an improper personal benefit in money, property or services, or (3) in the case of a criminal proceeding, the director had reasonable cause to believe his or her act or omission was unlawful. In addition to the foregoing, a court of appropriate jurisdiction may, under certain circumstances, order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director or officer has met the standards of conduct set forth in the preceding sentence or has been adjudged liable on the basis that a personal benefit was improperly received in a proceeding charging improper personal benefit to the director or the officer. If the proceeding was an action by or in the right of the corporation or involved a determination that the director or officer received an improper personal benefit, however, no indemnification may be made if the individual is adjudged liable to the corporation, except to the extent of expenses approved by a court of appropriate jurisdiction.

Maryland law also provides that, where indemnification is permissible, it must be authorized for a specific proceeding after a determination has been made that indemnification of the director is permissible in the circumstances because the director has met the standard of care described above. Such determination must be made (1) by a majority vote of a quorum of the board of directors consisting of directors who are not parties to the proceeding (or if such a quorum cannot be obtained, the determination may be made by a majority vote of a committee of the board which consists solely of two or more directors who are not parties to the proceeding and who were designated to act by a majority of the full board of directors), (2) by special legal counsel selected by the board of directors or by a committee of the board of directors by vote as set forth in the preceding sentence (or if the requisite quorum of the board of directors cannot be obtained and the committee cannot be established, a majority of the full board of directors, including directors who are parties, may select the special counsel), or (3) by a vote paragraph). In the case of an action by or on behalf of a corporation, indemnification may not be made (1) if the person seeking indemnification is adjudged liable for negligence or misconduct, unless the court in which such action was brought determines such person is fairly and reasonably entitled to indemnification, or (2) if the liability asserted against such person concerns certain unlawful distributions. The statutory right to indemnification is not exclusive, and Ohio corporations may, among other things, purchase insurance to indemnify these individuals.

The OGCL provides that a director (but not an officer, employee or agent) of an Ohio corporation is entitled to mandatory advancement of expenses, including attorneys’ fees, incurred in defending any action, including derivative actions, brought against the director, provided that the director agrees to cooperate with the corporation concerning the matter and to repay the amount advanced if it is proven by clear and convincing evidence that the director’s act or failure to act was done with deliberate intent to cause injury to the corporation or with reckless disregard for the corporation’s best interests.

Unizan’s articles provide that Unizan will indemnify any person who is or is threatened to be made a party action by reason of the fact that he is or was a director or officer of the Unizan, or is or was serving at the request of Unizan as a director, trustee, officer, employee, or agent of another corporation or other enterprise against all expenses reasonably incurred by him in connection with the defense or settlement of such action if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Unizan, except that no indemnification is made in respect of any claim as to which such person is adjudged to be liable for negligence or misconduct in the performance of his duty to Unizan unless the court in which such action was brought determines in view of all the circumstances, such person is fairly and reasonably entitled to indemnity.

Huntington	Unizan

of the shareholders other than those shareholders who are directors and a party to the proceedings.

In addition, Maryland law provides that a corporation may not indemnify a director or advance expenses for a proceeding brought by that director against the corporation, except for a proceeding brought to enforce indemnification, or unless the articles of incorporation, bylaws, resolution of the board of directors, or an agreement approved by the board of directors expressly provides otherwise.

Huntington’s charter provides that the corporation will indemnify its directors to the full extent permitted by law; its officers to the same extent it indemnifies its directors; and any officers who are not directors to the further extent as determined by the board of directors and consistent with the law.

AMENDMENT OF ARTICLES OF INCORPORATION

Under Maryland law, a corporation’s articles of incorporation may be amended by the affirmative vote of two-thirds of all the votes of shareholders entitled to be cast on the matter, or, in cases in which class voting is required, of shareholders of the corporation holding two-thirds of the voting power of that class, unless a different number, not less than a majority, is specified in the articles of incorporation.

Huntington’s charter provides that the corporation reserves the right to make any amendments to its charter.

To adopt an amendment to an Ohio corporation’s articles of incorporation, the OGCL requires the affirmative vote of shareholders of the corporation holding two-thirds of the voting power of the corporation or, in cases in which class voting is required, of shareholders of the corporation holding two-thirds of the voting power of that class, unless otherwise specified in the corporation’s articles of incorporation.

The OGCL also provides that any amendment to the articles of incorporation of the corporation whose directors are classified that would change or eliminate classification of directors may be adopted by the shareholders only at a meeting expressly held for that purpose, by the vote described above and by the affirmative vote of at least a majority of disinterested shares voted on the proposal.

Unizan’s articles of incorporation require that at least 75% of the outstanding shares must approve an amendment of the provisions dealing with (1) indemnification of officers and directors, (2) the supermajority approval in the event of a business combination or similar transaction and (3) amendments to the articles.

Huntington	Unizan

AMENDMENT AND REPEAL OF CODE OF REGULATIONS AND BYLAWS

The MGCL provides that the power to alter and repeal the bylaws is vested with the shareholders except to the extent the articles of incorporation or the bylaws vest such power with the corporation’s board of directors.

Huntington’s charter provides that Huntington’s bylaws may be adopted, amended or repealed by the affirmative vote of the holders of at least two-thirds of the votes entitled to be cast by the outstanding shares of voting stock.

The OGCL provides that only shareholders of an Ohio corporation have the power to amend and repeal a corporation’s code of regulations.

The OGCL also provides that any amendment to the code of regulations of corporation whose directors are classified that would change or eliminate the classification of directors may be adopted by the shareholders only at a meeting expressly held for that purpose, by the vote described above and by the affirmative vote of at least a majority of disinterested shares voted on the proposal.

Unizan’s code of regulations provides that the code may be amended or repealed at any meeting of shareholders called for that purpose by the affirmative vote of the holders of a majority of the voting power, provided, however, that prior to December 31, 2005, no proposed amendment that would be inconsistent or conflict with specified governance provisions, or the provisions dealing with code amendments is effective unless such amendment has been approved by the affirmative vote of (1) three-fourths of the directors then in office and (2) the holders of a majority of the voting power of Unizan.

COMPARATIVE MARKET PRICES AND DIVIDENDS

Huntington common stock and Unizan common stock are listed on the Nasdaq National Market. The following table sets forth the high and low closing prices of shares of Huntington common stock and Unizan common stock as reported on the Nasdaq National Market, and the quarterly cash dividends declared per share for the periods indicated.

	Huntington Common Stock			Unizan Common Stock
	High	Low	Dividend	High	Low	Dividend
2002
First Quarter	$20.16	$16.83	$0.16	$20.00	$17.25	$0.130
Second Quarter	20.94	19.35	0.16	21.50	18.77	0.130
Third Quarter	20.20	16.94	0.16	21.21	18.13	0.130
Fourth Quarter	19.82	16.20	0.16	20.10	18.80	0.130
2003
First Quarter	19.63	17.99	0.16	20.32	18.32	0.135
Second Quarter	21.29	18.16	0.16	19.10	16.50	0.135
Third Quarter	20.84	19.73	0.175	20.05	17.75	0.135
Fourth Quarter	22.50	20.29	0.175	21.67	18.08	0.135
2004
First Quarter	23.60	21.40	0.175	26.68	20.26	0.135
Second Quarter (through April 7, 2004)	22.15	21.83	—	25.06	24.62	—

Unizan stockholders are advised to obtain current market quotations for Huntington common stock and Unizan common stock. The market price of Huntington common stock and Unizan common stock will fluctuate between the date of this proxy statement/prospectus and the completion of the merger. No assurance can be given concerning the market price of Huntington common stock or Unizan common stock before or after the effective date of the merger.

LEGAL MATTERS

The validity of the Huntington common stock to be issued in connection with the merger will be passed upon for Huntington by Wachtell, Lipton, Rosen & Katz, special counsel to Huntington. Wachtell, Lipton will also be passing on certain tax matters for Huntington in connection with the merger.

EXPERTS

The consolidated financial statements of Huntington, incorporated by reference in Huntington’s Annual Report on Form 10-K for the year ended December 31, 2003, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Unizan and its subsidiaries as of December 31, 2003 and 2002, and for each of the years in the two-year period ended December 31, 2003, have been incorporated by reference in this proxy statement/prospectus in reliance upon the report of Crowe Chizek and Company LLC, independent accountants, included in Unizan’s Annual Report on Form 10-K for the year ended December 31, 2003, which is incorporated by reference in this proxy statement/prospectus, and upon the authority of that firm as experts in accounting and auditing. The consolidated financial statements of Unizan and its subsidiaries for the one-year period ended December 31, 2001, have been incorporated by reference in this proxy statement/prospectus in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, incorporated by reference in

Unizan’s Annual Report on Form 10-K for the year ended December 31, 2003, which is incorporated by reference in this proxy statement/prospectus, and upon the authority of that firm as experts in accounting and auditing.

Unizan expects representatives of Crowe Chizek and Company LLC to attend the Unizan special meeting. These representatives will have an opportunity to make a statement if they desire to do so, and we expect that they will be available to respond to any appropriate questions you may have.

OTHER MATTERS

According to the Unizan bylaws, business to be conducted at a special meeting of stockholders may only be brought before the meeting pursuant to a notice of meeting. Accordingly, no matters other than the matters described in this proxy statement/prospectus will be presented for action at the special meetings or at any adjournment or postponement of the special meetings.

WHERE YOU CAN FIND MORE INFORMATION

Huntington has filed with the SEC a registration statement under the Securities Act that registers the distribution to Unizan stockholders of the shares of Huntington common stock to be issued in connection with the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Huntington and Huntington stock. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this document.

You may read and copy this information at the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet world-wide web site that contains reports, proxy statements and other information about issuers, like Huntington and Unizan, who file electronically with the SEC. The address of the site is http://www.sec.gov. The reports and other information filed by Huntington with the SEC are also available at Huntington’s internet world-wide web site. The address of the site is http://www.huntington.com. The reports and other information filed by Unizan with the SEC are also available at Unizan’s internet world-wide web site. The address of the site is http://www.unizan.com. We have included the web addresses of the SEC, Huntington, and Unizan as inactive textual references only. Except as specifically incorporated by reference into this proxy statement/prospectus, information on those web sites is not part of this proxy statement/prospectus.

You also should be able to inspect reports, proxy statements and other information about Huntington and Unizan at the offices of the Nasdaq National Market at 33 Whitehall Street, New York, New York.

The SEC allows Huntington and Unizan to incorporate by reference information in this document. This means that Huntington and Unizan can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information that is superseded by information that is included directly in this document.

This document incorporates by reference the documents listed below that Huntington and Unizan previously filed with the SEC. They contain important information about the companies and their financial condition.

Huntington SEC Filings (SEC file no. 000-02525; CIK no. 49196)	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2003
Current Reports on Form 8-K	Filed on January 16, January 28, February 25 (amended March 5), 2004
Proxy Statement on Schedule 14A	Filed on March 20, 2003

Unizan SEC Filings (SEC file no. 000-13270; CIK no. 746481)	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2003
Current Reports on Form 8-K	Filed on January 28, 2004
Proxy Statement on Schedule 14A	Filed on March 14, 2003

In addition, Huntington and Unizan also incorporate by reference additional documents that either company files with the SEC between the date of this document and the date of the Unizan special meeting. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

Huntington has supplied all information contained or incorporated by reference in this document relating to Huntington, as well as all pro forma financial information, and Unizan has supplied all information relating to Unizan.

Documents incorporated by reference are available from Huntington and Unizan without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference in this document by requesting them in writing or by telephone from the appropriate company at the following addresses:

Huntington Bancshares Incorporated	Unizan Financial Corp.
Huntington Center 41 South High Street Columbus, Ohio 43287 Investor Relations Telephone: (614) 480-5676	220 Market Avenue South Canton, OH 44702 Investor Relations Telephone: (330) 438-1118

Unizan stockholders requesting documents should do so by May 18, 2004 to receive them before the special meeting. You will not be charged for any of these documents that you request. If you request any incorporated documents from Huntington or Unizan, Huntington or Unizan will mail them to you by first class mail, or another equally prompt means, within one business day after it receives your request.

Neither Huntington nor Unizan has authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated in this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

APPENDIX A

Exhibit 2(a)

AGREEMENT AND PLAN OF MERGER

by and between

Unizan Financial Corp.

and

Huntington Bancshares Incorporated

DATED AS OF JANUARY 27, 2004

A-i

A-ii

Exhibit A – Form of Affiliate Letter

A-iii

INDEX OF DEFINED TERMS

Section

Acquisition Proposal	6.13(a)

Agreement	Preamble

Alternative Transaction	6.13(a)

Articles of Merger	1.2

Assumed Stock Option	1.6(a)

Average Closing Price	8.1(g)

Bank Index	8.1(g)

BHC Act	3.1(b)

Business day	8.1(g)

Certificate	1.4(b)

Certificate of Merger	1.2

Closing	9.1

Closing Date	9.1

Code	Recitals

Confidentiality Agreement	6.2(b)

Credit Facilities	5.2(f)

Determination Date	8.1(g)

Dissenting Shareholder	1.10

Dissenting Shares	1.10

DPC Common Shares	1.4(a)

Effective Time	1.2

Effective Date	1.2

ERISA	3.11(c)

Exchange Act	3.6

Exchange Agent	2.1

Exchange Fund	2.1

Exchange Ratio	1.4(a)

Fill Option	8.1(g)

Final Index Price	8.1(g)

Federal Reserve Board	3.4

Form S-4	3.4

GAAP	3.1(c)

Governmental Entity	3.4

HSR Act	3.4

Huntington	Preamble

Huntington 10-Q	4.6

Huntington Benefit Plans	6.7(a)

Huntington Charter	4.1(b)

Huntington Common Stock	1.4(a)

Huntington Disclosure Schedule	Art. IV

Huntington Preferred Stock	4.2(a)

Huntington Ratio	8.1(g)

A-iv

Section

Huntington Regulatory Agreement	4.13

Huntington Reports	4.11

Huntington Starting Price	8.1(g)

Huntington Stock Plans	4.2(a)

Huntington Subsidiary	3.1(c)

Huntington 2002 10-K	4.6

Indebtedness	3.14

Indemnified Parties	6.8(a)

Index Ratio	8.1(g)

Initial Index Price	8.1(g)

Injunction	7.1(e)

Instruments of Indebtedness	3.14(a)

IRS	3.10(a)

Proxy Statement	3.4

Leased Properties	3.19(c)

Leases	3.19(b)

Liens	3.2(b)

Material Adverse Effect	3.1(c)

Maximum Amount	6.8(b)

Merger	Recitals

Merger Consideration	1.1(b)

MGCL	1.1(a)

Nasdaq	2.2(e)

OCC	3.4

OGCL	1.1(a)

Other Regulatory Approvals	3.4

Owned Properties	3.19(a)

Regulatory Agencies	3.5

Requisite Regulatory Approvals	7.1(c)

SBA	3.4

SEC	3.4

Section 16 Information	6.12

Securities Act	3.8(e)

SRO	3.4

Subsidiary	3.1(c)

Surviving Corporation	Recitals

Takeover Statutes	3.20

Tax(es)	3.10(b)

Third Party Leases	3.19(d)

Trust Account Common Shares	1.4(a)

Unizan	Preamble

Unizan 10-Q	3.6

Unizan Articles	3.1(b)

A-v

Section

Unizan Benefit Plans	3.11(a)

Unizan Code	3.1(b)

Unizan Common Stock	1.4(a)

Unizan Disclosure Schedule	Art. III

Unizan DRIP	1.6(c)

Unizan ERISA Affiliate	3.11(c)

Unizan ESPP	1.6(c)

Unizan Insiders	6.12

Unizan Material Contracts	3.14(a)

Unizan Recommendation	6.3

Unizan Regulatory Agreement	3.15

Unizan Reports	3.12

Unizan Shareholder Meeting	6.3

Unizan Stock Plans	1.6(a)

Unizan Stock Purchase Plans	1.6(c)

Unizan Stock Option	1.6(a)

Unizan Subsidiary	3.1(c)

Unizan 2002 10-K	3.6

A-vi

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of January 27, 2004 (this “Agreement”), by and between Unizan Financial Corp., an Ohio corporation (“Unizan”), and Huntington Bancshares Incorporated, a Maryland corporation (“Huntington”).

W I T N E S S E T H:

WHEREAS, the Boards of Directors of Unizan and Huntington have determined that it is in the best interests of their respective companies and their shareholders and stockholders to consummate the strategic business combination transaction provided for in this Agreement in which Unizan will, on the terms and subject to the conditions set forth in this Agreement, merge with and into Huntington (the “Merger”), so that Huntington is the surviving corporation in the Merger (sometimes referred to in such capacity as the “Surviving Corporation”); and

WHEREAS, for Federal income Tax purposes, it is intended that the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. (a) Subject to the terms and conditions of this Agreement, in accordance with the Ohio General Corporation Law (the “OGCL”) and the Maryland General Corporation Law (the “MGCL”), at the Effective Time, Unizan shall merge with and into Huntington. Huntington shall be the Surviving Corporation in the Merger, and shall continue its corporate existence under the laws of the State of Maryland. As of the Effective Time, the separate corporate existence of Unizan shall cease.

(b) Huntington may at any time change the method of effecting the combination (including by providing for the merger of Unizan and a wholly owned subsidiary of Huntington), and Unizan shall cooperate in such efforts, including by entering into an appropriate amendment to this Agreement (to the extent such amendment only changes the method of effecting the business combination and does not substantively affect this Agreement or the rights and obligations of the parties or their respective shareholders hereunder); provided, however, that no such change shall (i) alter or change the amount or kind of consideration to be issued to holders of the capital stock of Unizan as provided for in this Agreement (the “Merger Consideration”), (ii) adversely affect the Tax treatment of Unizan’s shareholders as a result of receiving the Merger Consideration or the Tax treatment of either party pursuant to this Agreement or (iii) materially impede or delay consummation of the transactions contemplated by this Agreement.

1.2 Effective Time. The Merger shall become effective as set forth in the articles of merger (the “Articles of Merger”) that shall be filed with the Maryland State Department of Assessments and Taxation and the certificate of merger (the “Certificate of Merger”) that shall be filed with the Secretary of State of the State of Ohio on or before the Closing Date. The term “Effective Time” shall be the date and time when the Merger becomes effective as set forth in the Articles of Merger and the Certificate of Merger. “Effective Date” shall mean the date on which the Effective Time occurs.

1.3 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in Section 1701.72 of the OGCL and Section 3-114 of the MGCL.

1.4 Conversion of Unizan Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Huntington, Unizan or the holder of any of the following securities:

(a) Subject to Section 2.2(e), each share of the common stock, without par value, of Unizan issued and outstanding immediately prior to the Effective Time (“Unizan Common Stock”), except for shares of Unizan Common Stock owned by Unizan or Huntington (other than shares of Unizan Common Stock held in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties (any such shares, “Trust Account Common Shares”) and other than shares of Unizan Common Stock held, directly or indirectly, by Unizan or Huntington in respect of a debt previously contracted (any such shares, “DPC Common Shares”)) and for Dissenting Shares (as defined in Section 1.10), shall be converted into the right to receive 1.1424 shares (the “Exchange Ratio”) of common stock, without par value, of Huntington (together with the preferred share purchase rights attached thereto issued pursuant to that certain Rights Agreement (the “Rights Agreement”), dated as of February 22, 1990, by and between Huntington and The Huntington National Bank, as successor to The Huntington Trust Company, N.A., as rights agent, as amended, “Huntington Common Stock”).

(b) All of the shares of Unizan Common Stock converted into the right to receive Huntington Common Stock (as defined in Section 1.4(a)) pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and, subject to Section 1.10, each certificate previously representing any such shares of Unizan Common Stock (each a “Certificate”) shall thereafter represent only the right to receive (A) a certificate representing the number of whole shares of Huntington Common Stock and (B) cash in lieu of fractional shares into which the shares of Unizan Common Stock represented by such Certificate have been converted pursuant to this Section 1.4 and Section 2.2(e). Certificates previously representing shares of Unizan Common Stock shall be exchanged for certificates representing whole shares of Huntington Common Stock and cash in lieu of fractional shares issued in consideration therefor upon the surrender of such Certificates in accordance with Section 2.2, without any interest thereon. If, prior to the Effective Time, the outstanding shares of Huntington Common Stock or Unizan Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, an appropriate and proportionate adjustment shall be made to the Exchange Ratio.

(c) Notwithstanding anything in the Agreement to the contrary, at the Effective Time, all shares of Unizan Common Stock that are owned by Unizan or Huntington (other than Trust Account Shares and DPC Shares) shall be cancelled and shall cease to exist and no stock of Huntington or other consideration shall be delivered in exchange therefor.

1.5 Huntington Common Stock. At and after the Effective Time, each share of Huntington capital stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.

1.6 Unizan Stock Plans. (a) Effective as of the Effective Time, each then outstanding option to purchase shares of Unizan Common Stock (each a “Unizan Stock Option”), pursuant to the equity-based compensation plans identified on Schedule 3.11(a) (the “Unizan Stock Plans”), granted to any current or former employee or director of, or consultant to, Unizan or any of its subsidiaries shall be assumed by Huntington and shall be converted into an option to purchase a number of shares of Huntington Common Stock (rounded to the nearest whole share) (an “Assumed Stock Option”) equal to (i) the number of shares of Unizan Common Stock subject to such Unizan Stock Option immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio; and the per share exercise price for Huntington Common Stock issuable upon the exercise of such Assumed Stock Option shall be equal to (i) the exercise price per share of Unizan Common Stock at which such Unizan Stock Option was exercisable immediately prior to the Effective Time divided by (ii) the Exchange Ratio (rounded to the nearest whole cent); provided, however, that in the case of any Unizan Stock Option to which Section 421 of the Code applies by reason of its qualification under Section 422 of the Code, the conversion formula shall be adjusted, if necessary, to comply with Section 424(a) of the Code. Except as otherwise provided herein, the Assumed Stock Options shall be subject to the same terms and conditions (including expiration date, vesting and exercise provisions) as were applicable to the corresponding Unizan Stock Options immediately prior to the Effective Time.

(b) Huntington has taken all corporate actions necessary to reserve for issuance a sufficient number of shares of Huntington Common Stock upon the exercise of the Assumed Stock Options. On or as soon as practicable following the Closing, Huntington shall file a registration statement on an appropriate form or a post-effective amendment to a previously filed registration statement under the Securities Act with respect to the issuance of the shares of Huntington Common Stock subject to the Assumed Stock Options and shall use its reasonable efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such equity awards remain outstanding.

(c) Unizan shall take such action as is necessary to (i) cause the exercise (as of a date that is no later than the earlier of the expiration of the current purchase period and three business days prior to the Effective Date) of each outstanding purchase right under the Unizan Employee Stock Purchase Plan (the “Unizan ESPP”); (ii) provide that no further purchase period shall commence under the Unizan ESPP following such date; provided, however, that such exercise and cessation of further purchase periods shall be conditioned upon the consummation of the Merger; (iii) provide that participation in the Unizan ESPP shall be limited to those employees who were participants on the date hereof; and (iv) provide that participants as of the date hereof may not increase their payroll deduction election or purchase elections from those in effect on the date hereof. On such new exercise date, Unizan shall apply the funds credited as of such date under the Unizan ESPP within each participant’s payroll withholding account to the purchase of shares of Unizan Common Stock in accordance with the terms of the Unizan ESPP. In addition, Unizan shall take such action as is necessary to provide that as of no later than three business days prior to the Effective Date no further shares of Unizan Common Stock will be purchased under the Unizan Automatic Dividend Reinvestment Plan (the “Unizan DRIP” and, together with the Unizan ESPP, the “Unizan Stock Purchase Plans”); provided, however, that such cessation of further purchases shall be conditioned upon the consummation of the Merger. Immediately prior to and effective as of the Effective Time and subject to the consummation of the Merger, Unizan shall terminate the Unizan Stock Purchase Plans.

1.7 Certificate of Incorporation of Huntington. At the Effective Time, the Huntington Charter (as defined in Section 4.1(b)) shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.8 Bylaws of Huntington. At the Effective Time, the Huntington Bylaws shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.9 Tax Consequences. It is intended that the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

1.10 Dissenting Shares. No outstanding shares of Unizan Common Stock as to which rights have been asserted pursuant to Section 1701.75 of the OGCL and duly perfected in accordance therewith and not effectively withdrawn (“Dissenting Shares”) shall be converted into or represent a right to receive the Huntington Common Stock in the Merger, and the holder thereof shall be entitled only to such rights as are granted by the OGCL. Unizan shall give Huntington (i) prompt notice upon receipt by Unizan of the assertion of any such rights and of withdrawals thereof (any holder of such shares, a “Dissenting Shareholder”) and (ii) the opportunity to participate in and direct all negotiations and proceedings with respect to any such demands or notices. Unizan shall not, without the prior written consent of Huntington, make any payment with respect to, or settle, offer to settle or otherwise negotiate, any such demands. If any Dissenting Shareholder shall effectively withdraw or lose (through failure to perfect or otherwise) his right to such payment, such holder’s shares of the Unizan Common Stock shall be converted into a right to receive shares of Huntington Common Stock in accordance with Section 1.4(a) and the other applicable provisions of this Agreement.

ARTICLE II

EXCHANGE OF SHARES

2.1 Huntington to Make Shares Available. As promptly as practicable following the Effective Time, Huntington shall deposit, or shall cause to be deposited, with a bank or trust company Subsidiary of Huntington, or another bank or trust company reasonably acceptable to each of Unizan and Huntington (the “Exchange Agent”), for the benefit of the holders of Certificates, for exchange in accordance with this Article II, certificates representing the shares of Huntington Common Stock, and cash in lieu of any fractional shares (such cash and certificates for shares of Huntington Common Stock, together with any dividends or distributions with respect thereto, being referred to as the “Exchange Fund”), to be issued pursuant to Section 1.4 and paid pursuant to Section 2.2(e) in exchange for outstanding shares of Unizan Common Stock (other than Dissenting Shares).

2.2 Exchange of Shares. (a) As soon as practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of one or more Certificates (except to the extent representing Dissenting Shares) a letter of transmittal in customary form as prepared by Huntington and reasonably acceptable to Unizan (which shall specify, among other things, that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for certificates representing the shares of Huntington Common Stock and any cash in lieu of fractional shares into which the shares of Unizan Common Stock represented by such Certificate or Certificates shall have been converted pursuant to this Agreement. Upon proper surrender of a Certificate or Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Certificate or Certificates shall be entitled to receive in exchange therefor, as applicable, (i) a certificate representing the number of whole shares of Huntington Common Stock to which such holder of Unizan Common Stock shall have become entitled pursuant to the provisions of Article I, (ii) a check representing the amount of any cash in lieu of fractional shares which such holder has the right to receive in respect of the Certificate or Certificates surrendered pursuant to the provisions of this Article II, and (iii) a check representing the amount of any dividends or distributions then payable pursuant to Section 2.2(b)(i), and the Certificate or Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any cash in lieu of fractional shares or on any unpaid dividends and distributions payable to holders of Certificates.

(b) No dividends or other distributions declared with respect to Huntington Common Stock shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Article II. After the surrender of a Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid, without any interest thereon, with respect to the whole shares of Huntington Common Stock represented by such Certificate and (ii), at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender, with respect to shares of Huntington Common Stock represented by such Certificate.

(c) If any certificate representing shares of Huntington Common Stock is to be issued in a name other than that in which the Certificate or Certificates surrendered in exchange therefor is or are registered, it shall be a condition to the issuance thereof that the Certificate or Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other Taxes required by reason of the issuance of a certificate representing shares of Huntington Common Stock in any name other than that of the registered holder of the Certificate or Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d) After the Effective Time, there shall be no transfers on the stock transfer books of Unizan of the shares of Unizan Common Stock that were issued and outstanding immediately prior to the Effective Time other than to settle transfers of Unizan Common Stock that occurred prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for certificates representing shares of Huntington Common Stock as provided in this Article II.

(e) Notwithstanding anything to the contrary contained in this Agreement, no certificates or scrip representing fractional shares of Huntington Common Stock shall be issued upon the surrender of Certificates for exchange, no dividend or distribution with respect to Huntington Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Huntington. In lieu of the issuance of any such fractional share, Huntington shall pay to each former shareholder of Unizan who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the closing-sale prices of Huntington Common Stock on the Nasdaq National Market (the “Nasdaq”) as reported by The Wall Street Journal for the five full Nasdaq trading days immediately preceding (but not including) the date on which the Effective Time occurs by (ii) the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of Huntington Common Stock to which such holder would otherwise be entitled to receive pursuant to Section 1.4.

(f) Any portion of the Exchange Fund that remains unclaimed by the shareholders of Unizan as of the first anniversary of the Effective Time shall be paid to Huntington. Any former shareholders of Unizan who have not theretofore complied with this Article II shall thereafter look only to Huntington for payment of the shares of Huntington Common Stock, cash in lieu of any fractional shares and any unpaid dividends and distributions on the Huntington Common Stock deliverable in respect of each share of Unizan Common Stock, as the case may be, such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Huntington, Unizan, the Exchange Agent or any other person shall be liable to any former holder of shares of Unizan Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Huntington, the posting by such person of a bond in such amount as Huntington may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Huntington Common Stock and any cash in lieu of fractional shares deliverable in respect thereof pursuant to this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF UNIZAN

Except as disclosed in a correspondingly numbered section of the disclosure schedule (the “Unizan Disclosure Schedule”) delivered by Unizan to Huntington prior to the execution of this Agreement, Unizan hereby represents and warrants to Huntington as follows:

3.1 Corporate Organization.

(a) Unizan is a corporation duly organized, validly existing and in good standing under the laws of the State of Ohio. Unizan has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary.

(b) Unizan is duly registered as a financial holding company under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). True and complete copies of the Amended and Restated Articles of Incorporation of Unizan (the “Unizan Articles”) and the Amended Code of Regulations of Unizan (the “Unizan Code”), as in effect as of the date of this Agreement, have previously been made available to Huntington.

(c) Each of Unizan’s Subsidiaries (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted, except in each of (i) – (iii) as would not be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Unizan. As used in this Agreement, (i) the word “Subsidiary” when used with respect to either party, means any bank, corporation, partnership, limited liability company or other organization, whether incorporated or unincorporated, that is consolidated with such party for financial reporting purposes under U.S. generally accepted accounting principles (“GAAP”), and the terms “Unizan Subsidiary” and “Huntington Subsidiary” shall mean any direct or indirect Subsidiary of Unizan or Huntington, respectively, and (ii) the term “Material Adverse Effect” means, with respect to Huntington, Unizan or the Surviving Corporation, as the case may be, a material adverse effect on (A) the business, results of operations or financial condition of such party and its Subsidiaries (as defined above) taken as a whole (provided, however, that, with respect to this clause (A), Material Adverse Effect shall not be deemed to include effects to the extent resulting from (1) changes, after the date hereof, in generally accepted accounting principles or regulatory accounting requirements applicable to banks or savings associations and their holding companies generally, (2) changes, after the date hereof, in laws, rules or regulations of general applicability or interpretations thereof by courts or Governmental Entities (as defined in Section 3.4), (3) actions or omissions of Huntington or Unizan taken with the prior written consent of the other or required hereunder, (4) changes, after the date hereof, in general economic or market conditions affecting banks or their holding companies generally, (5) the payment of regular quarterly cash dividends by Unizan in accordance with Section 5.2 or (6) public disclosure of the transactions contemplated hereby), or (B) the ability of such party to timely consummate the transactions contemplated by this Agreement.

3.2 Capitalization. (a) The authorized capital stock of Unizan consists of 100,000,000 shares of Unizan Common Stock, of which, as of the date hereof, 21,713,267.3 shares were issued and outstanding. As of the date hereof, 409,802.2 shares of Unizan Common Stock were held in Unizan’s treasury. As of the date hereof, no shares of Unizan Common Stock were reserved for issuance except for 1,489,856.6 shares of Unizan Common Stock reserved for issuance upon the exercise of Unizan Stock Options issued pursuant to the Unizan Stock Plans. All of the issued and outstanding shares of Unizan Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date hereof, except pursuant to this Agreement and the Unizan Stock Plans, Unizan does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Unizan Common Stock or any other equity securities of Unizan or any securities representing the right to purchase or otherwise receive any shares of Unizan Common Stock. Unizan has provided Huntington with a true and complete list of all the Unizan Stock Options outstanding under the Unizan Stock Plans as of January 24, 2004, the number of shares subject to each such Unizan Stock Option, the grant date of each such Unizan Stock Option, the vesting schedule of each such Unizan Stock Option and the exercise price for each such Unizan Stock Option; since January 24, 2004 through the date hereof, Unizan has not issued or awarded, or authorized the issuance or award of, any options, restricted stock or other equity-based awards under the Unizan Stock Plans.

(b) All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of Unizan are owned by Unizan, directly or indirectly, free and clear of any material liens, pledges, charges and security interests and similar encumbrances (other than Liens for property Taxes not yet due and payable and in the case of depository institution Subsidiaries of a Party, pledges to secure deposits, “Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (subject to 12 U.S.C. §§ 55) and free of preemptive rights. No such Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

3.3 Authority; No Violation. (a) Unizan has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Unizan. The Board of Directors of Unizan has determined that this Agreement and the transactions contemplated hereby are in the best interests of Unizan and its shareholders and has directed that this Agreement and the transactions contemplated by this Agreement be submitted to Unizan’s shareholders for adoption at a duly held meeting of such shareholders and, except for the approval of this Agreement and the transactions contemplated by this Agreement by the affirmative vote of the holders of two-thirds of the outstanding shares of Unizan Common Stock entitled to vote at such meeting, no other corporate proceedings on the part of Unizan are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Unizan and (assuming due authorization, execution and delivery by Huntington) constitutes the valid and binding obligation of Unizan, enforceable against Unizan in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies).

(b) Neither the execution and delivery of this Agreement by Unizan nor the consummation by Unizan of the transactions contemplated hereby, nor compliance by Unizan with any of the terms or provisions of this Agreement, will (i) violate any provision of the Unizan Articles or the Unizan Code or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained and/or made, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or Injunction (as defined in Section 7.1(e)) applicable to Unizan, any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Unizan or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Unizan or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except for such violations, conflicts, breaches or defaults with respect to clause (ii) that are not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Unizan.

3.4 Consents and Approvals. Except for (i) the filing of applications and notices, as applicable, with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the BHC Act and the Federal Reserve Act, as amended, and approval of such applications and notices, and, in connection with the merger of the national bank Subsidiaries of Unizan and Huntington, the filing of applications and notices, as applicable, with the Office of the Comptroller of the Currency (the “OCC”), and approval of such applications and notice, (ii) the filing of any required applications or notices with any foreign or state banking, insurance or other regulatory authorities and approval of such applications and notices (the “Other Regulatory Approvals”), (iii) the filing with the Securities and Exchange Commission (the “SEC”) of a Proxy Statement in definitive form relating to the meetings of Unizan’s shareholders to be held in connection with this Agreement and the transactions contemplated by this Agreement (the “Proxy Statement”) and of a registration statement on Form S-4 (the “Form S-4”) in which the Proxy Statement will be included as a prospectus, and declaration of effectiveness of the Form S-4, (iv) the filing of the Articles of Merger with the Maryland Department of Assessments and Taxation pursuant to the MGCL and the issuance by the Maryland Secretary of a Certificate of Merger and the filing of the Certificate of Merger with the Secretary of State of the State of Ohio pursuant to the OGCL, (v) any notices to or filings with the Small Business Administration (the “SBA”), (vi) any notices or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (vii) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the applicable provisions of federal and state securities laws relating to the regulation of broker-dealers, investment advisers or transfer agents and the rules and regulations thereunder and of any applicable industry self-regulatory organization (“SRO”), and the rules of the Nasdaq, or that are required under consumer finance, mortgage banking and other similar laws, (viii) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Huntington Common Stock pursuant to this Agreement, (ix) the approval of this Agreement by the requisite vote of shareholders of Unizan and (x) filings, if any, required as a result of the particular status of Huntington, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality (each a “Governmental Entity”) are necessary in connection with (A) the execution and delivery by Unizan of this Agreement and (B) the consummation by Unizan of the Merger and the other transactions contemplated by this Agreement.

3.5 Reports. Unizan and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2000 with (i) the Federal Reserve Board, (ii) the Federal Deposit Insurance Corporation, (iii) any state regulatory authority, (iv) the SEC, (v) any foreign regulatory authority and (vi) any SRO (collectively, “Regulatory Agencies”), and all other reports and statements required to be filed by them since January 1, 2000, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of the business of Unizan and its Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Unizan, investigation into the business or operations of Unizan or any of its Subsidiaries since January 1, 2000. There (i) is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Unizan or any of its Subsidiaries and (ii) has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Unizan since January 1, 2000.

3.6 Financial Statements. Unizan has previously made available to Huntington copies of (i) the consolidated balance sheet of Unizan and its Subsidiaries as of December 31, 2000, 2001 and 2002, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the years then ended as reported in Unizan’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002 (as amended prior to the date hereof, the “Unizan 2002 10-K”) filed with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), accompanied by the audit report of Crowe, Chizek and Company LLP, independent public accountants with respect to Unizan for the year ended December 31, 2002, and accompanied by the audit report of PricewaterhouseCoopers LLP, independent public accountants with respect to Unizan for the years ended December 31, 2000 and 2001, and (ii) the unaudited consolidated balance sheet of Unizan and its Subsidiaries as of September 30, 2002 and 2003, and the related consolidated statements of income, changes in shareholders equity and cash flows of the three- and nine-month periods then ended, as reported in Unizan’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003 (the “Unizan 10-Q”). The December 31, 2002 consolidated balance sheet of Unizan (including the related notes, where applicable) fairly presents in all material respects the consolidated financial position of Unizan and its Subsidiaries as of the date thereof, and the other financial statements referred to in this Section 3.6 (including the related notes, where applicable) fairly present in all material respects the results of the consolidated operations and changes in shareholders equity and consolidated financial position of Unizan and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth, subject to normal year-end audit adjustments in amounts consistent with past experience in the case of unaudited statements; each of such statements (including the related notes, where applicable) complies in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been prepared in all material respects in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Unizan and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

3.7 Broker’s Fees. Neither Unizan nor any Unizan Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement, other than Sandler O’Neill & Partners, L.P.; and a true and complete copy of the agreement with respect to such engagement is included in Section 3.7 of the Unizan Disclosure Schedule.

3.8 Absence of Certain Changes or Events. Except for liabilities incurred in connection with this Agreement or as publicly disclosed in the Unizan Reports (as defined in Section 3.12) filed prior to the date of this Agreement, since September 30, 2003, Unizan and its Subsidiaries have conducted their respective businesses, in all material respects, only in the ordinary course and there has not been:

(a) any Material Adverse Effect with respect to Unizan;

(b) any issuance or awards of Unizan Stock Options, restricted shares or other equity-based awards in respect of Unizan Common Stock to any director, officer or employee of Unizan or any of its Subsidiaries;

(c) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of Unizan’s capital stock, other than regular quarterly cash dividends not in excess of $0.135 per share on Unizan Common Stock and regular cash distributions on the 9.875% Capital Securities, Series A, of BFOH Capital Trust I in the amounts and at the times required by the Amended and Restated Declaration of Trust of BFOH Capital Trust I;

(d) (i) any granting by Unizan or any of its Subsidiaries to any current or former director, officer or employee of any increase in compensation, bonus or other benefits, except for (x) normal annual increases in base salary to employees who are not current or former directors or officers that were made in the ordinary course of business consistent with past practice, (y) as required from time to time by governmental legislation affecting wages and (z) as required by the terms of plans or arrangements existing prior to such date and described in Section 3.11 of the Unizan Disclosure Schedule, (ii) any granting by Unizan or any of its Subsidiaries to any such current or former director, officer or employee of any increase in severance or termination pay, or (iii) any entry by Unizan or any of its Subsidiaries into, or any amendment of, any employment, deferred compensation, consulting, severance, termination or indemnification agreement with any such current or former director, officer or employee;

(e) other than as described in the public reports of Unizan filed prior to the date hereof with the SEC pursuant to the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, any (i) change in any material respect in accounting methods, principles or practices by Unizan affecting its assets, liabilities or business, other than changes after the date hereof to the extent required by a change in GAAP or regulatory accounting principles, or (ii) Tax election or change in or revocation of any Tax election, amendment to any Tax return, closing agreement with respect to Taxes, or settlement or compromise of any income Tax liability by Unizan or its Subsidiaries;

(f) any material change in its investment or risk management or other similar policies; or

(g) any agreement or commitment (contingent or otherwise) to do any of the foregoing.

3.9 Legal Proceedings. (a) Except as set forth in Section 3.9 of the Unizan Disclosure Schedule, which contains a true and current summary description of any pending and, to Unizan’s knowledge, threatened litigation, action, suit, proceeding, investigation or arbitration material to Unizan and its Subsidiaries, taken as a whole, the forum, the parties thereto, the subject matter thereof and the amount of damages claimed or other remedies requested as of the date hereof, no action, demand, charge, requirement or investigation by any Governmental Entity and no litigation, action, suit, proceeding, investigation or arbitration by any individual, partnership, corporation, trust, joint venture, organization or other entity (collectively, “Person”) or Governmental Entity that is material to Unizan and its Subsidiaries, taken as a whole, in each case with respect to Unizan or any of its Subsidiaries or any of their respective properties or permits, licenses or authorizations, is pending or, to the knowledge of Unizan, threatened.

(b) There is no material Injunction, judgment, or regulatory restriction (other than those of general application that apply to similarly situated financial or bank holding companies or their Subsidiaries) imposed upon Unizan, any of its Subsidiaries or the assets of Unizan or any of its Subsidiaries.

3.10 Taxes and Tax Returns. (a) Each of Unizan and its Subsidiaries has duly filed all federal, state, foreign and local information returns and Tax returns required to be filed by it on or prior to the date of this Agreement (all such returns being accurate and complete in all material respects) and has duly paid or made provision for the payment of all Taxes that have been incurred or are due or claimed to be due from it by federal, state, foreign or local taxing authorities other than (i) Taxes that are not yet delinquent or are being contested in good faith, have not been finally determined and have been adequately reserved against or (ii) information returns, Tax returns or Taxes as to which the failure to file, pay or make provision for is not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Unizan. The federal income Tax returns of Unizan and its Subsidiaries have been examined by the Internal Revenue Service (the “IRS”) for all years to and including 1999 and any liability with respect thereto has been satisfied or any liability with respect to deficiencies asserted as a result of such examination is covered by adequate reserves. There are no material disputes pending, or claims asserted, for Taxes or assessments upon Unizan or any of its Subsidiaries for which Unizan does not have adequate reserves. Neither Unizan nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Unizan and its Subsidiaries). Within the past five years, neither Unizan nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code. There is and will be no disallowance of a deduction under Section 162(m) of the Code on any Tax Return filed or to be filed by Unizan or its Subsidiaries for employee remuneration of any amount paid or payable by Unizan or any of its Subsidiaries under any contract, plan, program or arrangement or understanding.

(b) As used in this Agreement, the term “Tax” or “Taxes” means (i) all federal, state, local, and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, employment, severance, withholding, duties, intangibles, franchise, backup withholding, and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon and

(ii) any liability for Taxes described in clause (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law).

3.11 Employee Benefits. For purposes hereof, the following terms shall have the following meaning:

“Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code, (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, and (v) under corresponding or similar provisions of foreign laws or regulations.

A “Unizan Benefit Plan” means any employee benefit plan, program, policy, practices, or other arrangement providing benefits to any current or former employee, officer or director of Unizan or any of its Subsidiaries or any beneficiary or dependent thereof that is sponsored or maintained by Unizan or any of its Subsidiaries or to which Unizan or any of its Subsidiaries contributes or is obligated to contribute, whether or not written, including without limitation any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit plan, program or policy.

“Unizan ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Employment Agreement” means a contract, offer letter or agreement of Unizan or any of its Subsidiaries with or addressed to any individual who is rendering or has rendered services thereto as an employee or consultant pursuant to which Unizan or any of its Subsidiaries has any actual or contingent liability or obligation to provide compensation and/or benefits in consideration for past, present or future services.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

“Plan” means any Unizan Benefit Plan other than a Multiemployer Plan.

“Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA.

(a) Section 3.11(a) of the Unizan Disclosure Schedule includes a complete list of all material Unizan Benefit Plans and all Employment Agreements.

(b) With respect to each Plan, Unizan has delivered to Huntington a true, correct and complete copy of: (i) each writing constituting a part of such Plan, including without limitation all plan documents, employee communications, benefit schedules, trust agreements, and insurance contracts and other funding vehicles; (ii) the most recent Annual Report (Form 5500 Series) and accompanying schedule, if any; (iii) the current summary plan description and any material modifications thereto, if any (in each case, whether or not required to be furnished under ERISA); (iv) the most recent annual financial report, if any; (v) the most recent actuarial report, if any; and (vi) the most recent determination letter from the IRS, if any. Unizan has delivered or made available to Huntington a true, correct and complete copy of each Employment Agreement. Except as specifically provided in the foregoing documents delivered to Huntington, there are no amendments to any Plan or Employment Agreement that have been adopted or approved nor has Unizan or any of its Subsidiaries undertaken to make any such amendments or to adopt or approve any new Plan or Employment Agreement.

(c) All contributions required to be made to any Plan by applicable law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Plan, for any period through the date hereof have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the financial statements. Each Unizan Benefit Plan that is an employee welfare benefit plan under Section 3(1) of ERISA either (i) is funded through an insurance company contract and is not a “welfare benefit fund” within the meaning of Section 419 of the Code or (ii) is unfunded.

(d) With respect to each Unizan Benefit Plan, Unizan and its Subsidiaries have complied, and are now in compliance, in all material respects, with all provisions of ERISA, the Code and all laws and regulations applicable to such Unizan Benefit Plans. Each Plan has been administered in all material respects in accordance with its terms. There is not now, nor do any circumstances exist that could give rise to, any requirement for the posting of security with respect to a Plan or the imposition of any lien on the assets of Unizan or any of its Subsidiaries under ERISA or the Code. Section 3.11(c) of the Unizan Disclosure Schedule identifies each Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code (“Qualified Plans”). The Internal Revenue Service has issued a favorable determination letter with respect to each Qualified Plan and the related trust that has not been revoked, and there are no existing circumstances and no events have occurred that could adversely affect the qualified status of any Qualified Plan or the related trust. No trust funding any Plan is intended to meet the requirements of Code Section 501(c)(9). None of Unizan and its Subsidiaries nor any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which could subject any of the Unizan Benefit Plans or their related trusts, Unizan, any of its Subsidiaries or any person that Unizan or any of its Subsidiaries has an obligation to indemnify, to any material tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(e) With respect to each Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code: (i) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived; (ii) the fair market value of the assets of such Plan equals or exceeds the actuarial present value of all accrued benefits under such Plan (whether or not vested) on a termination basis; (iii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, and the consummation of the transactions contemplated by this agreement will not result in the occurrence of any such reportable event; (iv) all premiums to the Pension Benefit Guaranty Corporation have been timely paid in full; (v) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by Unizan or any of its Subsidiaries; and (vi) the PBGC has not instituted proceedings to terminate any such Plan and, to Unizan’s knowledge, no condition exists that presents a risk that such proceedings will be instituted or which would constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such Plan.

(f) Except as set forth in Section 3.11(g) of the Unizan Disclosure Schedule: (i) no Unizan Benefit Plan is a Multiemployer Plan or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”); (ii) none of Unizan and its Subsidiaries nor any of their respective Unizan ERISA Affiliates has, at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan; and (iii) none of Unizan and its Subsidiaries nor any Unizan ERISA Affiliates has incurred any Withdrawal Liability that has not been satisfied in full. There does not now exist, nor do any circumstances exist that could result in, any Controlled Group Liability that would be a liability of Unizan or any of its Subsidiaries following the Closing. Without limiting the generality of the foregoing, neither Unizan nor any of its Subsidiaries, nor any of their respective Unizan ERISA Affiliates, has engaged in any transaction described in Section 4069 or Section 4204 or 4212 of ERISA.

(g) Except for any such benefits described in Section 3.11(g) of the Unizan Disclosure Schedule with respect to the individuals listed thereon, Unizan and its Subsidiaries have no liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA and at no expense to Unizan and its Subsidiaries. Unizan and each of its Subsidiaries has reserved the right to amend, terminate or modify at any time all plans or arrangements providing for retiree health or life insurance coverage.

(h) Section 3.11(i) of the Unizan Disclosure Schedule sets forth (i) an accurate and complete description of each provision of any Plan or Employment Agreement under which the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby could (either along or in conjunction with any other event) result in, cause the accelerated vesting, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer or director of Unizan or any of its Subsidiaries, or could limit the right of Unizan or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Unizan Benefit Plan or related trust or any Employment Agreement or related trust, and (ii) the maximum amount of the “excess parachute payments” within the meaning of Section 280G of the Code that could become payable by Unizan or any of its Subsidiaries in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

(i) No labor organization or group of employees of Unizan or any of its Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed, with the National Labor Relations Board or any other labor relations tribunal or authority. Each of Unizan and its Subsidiaries is in compliance with all applicable laws and collective bargaining agreements respecting employment and employment practices, terms and conditions of employment, wages and hours and occupational safety and health.

(j) Each individual who renders services to Unizan or any of its Subsidiaries who is classified by Unizan or such Subsidiary, as applicable, as having the status of an independent contractor or other non-employee status for any purpose (including for purposes of taxation and tax reporting and under Unizan Benefit Plans) is properly so characterized. Unizan, its Subsidiaries and each member of their respective business enterprises has complied with the Worker Adjustment and Retraining Notification Act and all similar state, local and foreign laws.

(k) All Unizan Benefit Plans subject to the laws of any jurisdiction outside of the United States (i) have been maintained in accordance with all applicable requirements, (ii) if they are intended to qualify for special tax treatment meet all requirements for such treatment, and (iii) if they are intended to be funded and/or book-reserved are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

3.12 SEC Reports. Unizan has previously made available to Huntington an accurate and complete copy of each (i) final registration statement, prospectus, report, schedule and definitive proxy statement filed since January 1, 2000 by Unizan with the SEC pursuant to the Securities Act or the Exchange Act (the “Unizan Reports”), and prior to the date of this Agreement and (ii) communication mailed by Unizan to its shareholders since January 1, 2000 and prior to the date of this Agreement, and no such Unizan Report or communication, as of the date of such Unizan Report or communication, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. Since January 1, 2000, as of their respective dates, all Unizan Reports filed under the Securities Act and the Exchange Act complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto.

3.13 Compliance with Applicable Law. (a) Unizan and each of its Subsidiaries hold all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to each, and have complied in all respects with and are not in default in any respect under any, applicable law, statute, order, rule, regulation, policy or guideline of any Governmental Entity relating to Unizan or any of its Subsidiaries, except where the failure to hold such license, franchise, permit or authorization or such noncompliance or default is not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Unizan. Unizan Bank, N.A., is “well-capitalized” and “well-managed” under applicable regulatory definitions, and its examination rating under the Community Reinvestment Act of 1977 is “satisfactory” or better.

(b) Except as is not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Unizan, Unizan and each Unizan Subsidiary have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents, applicable state and federal law and regulation and common law. None of Unizan, any Unizan Subsidiary, or any director, officer or employee of Unizan or of any Unizan Subsidiary, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account that is reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Unizan, and, except as would not be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Unizan, and the accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

3.14 Certain Contracts. (a) Except as set forth in the exhibit index for Unizan’s Annual Report on Form 10-K for the year ended December 31, 2002 or as permitted pursuant to Section 5.2 or as set forth on Section 3.14 of Unizan Disclosure Schedule, neither Unizan nor any of its Subsidiaries is a party to or bound by (i) any agreement relating to the incurring of Indebtedness (as defined below) by Unizan or any of its Subsidiaries in an amount in excess in the aggregate of $250,000 (collectively, “Instruments of Indebtedness”), (ii) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (iii) any non-competition or exclusive dealing agreement, or any other agreement or obligation which purports to limit or restrict in any respect (A) the ability of Unizan or its Subsidiaries to solicit customers or (B) the manner in which, or the localities in which, all or any portion of the business of Unizan and its Subsidiaries or, following consummation of the transactions contemplated by this Agreement, Huntington and its Subsidiaries, is or would be conducted, (iv) any agreement providing for the indemnification by Unizan or a Subsidiary of Unizan of any Person other than customary agreements with directors or officers of Unizan or its Subsidiaries or with vendors providing goods or services to Unizan or its Subsidiaries where the potential indemnity obligations thereunder are not reasonably expected to be material to Unizan, (v) any joint venture or partnership agreement material to Unizan, (vi) any agreement that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of Unizan or any of its Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any assets or business, (vii) any contract or agreement providing for any payments that are conditioned, in whole or in part, on a change of control of Unizan or any of its Subsidiaries, (viii) any collective bargaining agreement, (ix) any employment agreement (other than agreements terminable by Unizan or any Subsidiary of Unizan on not more than 30 days’ notice without penalty and which will not in any respect be affected by a change of control of Unizan), with, or any agreement or arrangement that contains any severance pay or post-employment liabilities or obligations (other than as required by law) to, any current or former director, officer or employee of Unizan or its Subsidiaries, (x) any agreement regarding any agent bank or other similar relationships with respect to lines of business, (xi) any agreement that contains a “most favored nation” clause or other term providing preferential pricing or treatment to a third party, (xii) any agreement material to Unizan and its Subsidiaries, taken as a whole, pertaining to the use of or granting any right to use or practice any rights under any Intellectual Property, whether Unizan is the licensee or licensor thereunder, (xiii) any agreements pursuant to which Unizan or any of its Subsidiaries leases any real property, (xiv) any contract or agreement material to Unizan and its Subsidiaries, taken as a whole, providing for the outsourcing or provision of servicing of customers, technology or product offerings of Unizan or its Subsidiaries, and (xv) any contract or other agreement not made in the ordinary course of business which (A) is material to Unizan and its Subsidiaries taken as a whole or (B) which would reasonably be expected to materially delay the consummation of the Merger or any of the transactions contemplated by this Agreement (the agreements, contracts and obligations of the type described in clauses (i) through (xv) being referred to herein as “Unizan Material Contracts”).

(b) Each Unizan Material Contract is valid and binding on Unizan (or, to the extent a Subsidiary of Unizan is a party, such Subsidiary) and, to the knowledge of Unizan, any other party thereto and is in full force and effect. Neither Unizan nor any of its Subsidiaries is in breach or default under any Unizan Material Contract except where any such breach or default would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on Unizan. Neither Unizan nor any Subsidiary of Unizan knows of, or has received notice of, any violation or default under (nor, to the knowledge of Unizan, does there exist any condition which with the passage of time or the giving of notice or both would result in such a violation or default under) any Unizan Material Contract by any other party thereto except where any such violation or default would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on Unizan. Prior to the date hereof, Unizan has made available to Huntington true and complete copies of all Unizan Material Contracts. There are no provisions in any Instrument of Indebtedness that provide any restrictions on the repayment of the outstanding Indebtedness thereunder, or that require that any financial payment (other than payment of outstanding principal and accrued interest) be made in the event of the repayment of the outstanding Indebtedness thereunder prior to expiration. For purposes of this Section 3.14 and elsewhere through this Agreement, “Indebtedness” of a person shall mean (i) all obligations of such person for borrowed money, (ii) all obligations of such person evidenced by bonds, debentures, notes and similar instruments, (iii) all leases of such person capitalized pursuant to GAAP, and (iv) all obligations of such person under sale-and-lease back transactions, agreements to repurchase securities sold and other similar financing transactions.

3.15 Agreements with Regulatory Agencies. Neither Unizan nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2000, a recipient of any supervisory letter from, or since January 1, 2000, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, other than those of general application that apply to similarly situated financial holding companies or their Subsidiaries (each item in this sentence, whether or not set forth in the Unizan Disclosure Schedule, a “Unizan Regulatory Agreement”), nor has Unizan or any of its Subsidiaries been advised since January 1, 2000 by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such Unizan Regulatory Agreement.

3.16 Interest Rate Risk Management Instruments. Except as would not be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Unizan, (i) all interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements, whether entered into for the account of Unizan or for the account of a customer of Unizan or any of its Subsidiaries, were entered into in the ordinary course of business consistent with past practice and in accordance with prudent banking practice and applicable rules, regulations and policies of any Regulatory Authority and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of Unizan or one of its Subsidiaries enforceable against it in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies), and are in full force and effect, (ii) its Subsidiaries have duly performed their obligations thereunder to the extent that such obligations to perform have accrued, and, (iii) to Unizan’s knowledge, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

3.17 Undisclosed Liabilities. Except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Unizan included in the Unizan 10-Q (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2003, since such date, neither Unizan nor any of its Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) that has had or is reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Unizan.

3.18 Environmental Liability. There are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that are reasonably likely to result in the imposition, on Unizan of any liability or obligation arising under common law or under any local, state or federal environmental statute, regulation or ordinance including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, pending or threatened against Unizan, which liability or obligation is reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Unizan. To the knowledge of Unizan, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Unizan. Unizan is not subject to any agreement, order, judgment, decree, letter or memorandum by or with any Governmental Entity or third party imposing any liability or obligation with respect to the foregoing that is reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Unizan.

3.19 Real Property.

(a) Each of Unizan and its Subsidiaries has good title free and clear of all Liens to all real property owned by such entities (the “Owned Properties”), except for Liens that do not materially detract from the present use of such real property.

(b) A true and complete copy of each agreement pursuant to which Unizan or any of its Subsidiaries leases any real property (such agreements, together with any amendments, modifications and other supplements thereto, collectively, the “Leases”) has heretofore been made available to Huntington. Each Lease is valid, binding and enforceable against Unizan or its applicable Subsidiary in accordance with its terms and is in full force and effect (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies). There are no defaults by Unizan or any of its Subsidiaries, as applicable, under any of the Leases which, in the aggregate, would result in the termination of such Leases and a Material Adverse Effect on Unizan. The consummation of the transactions contemplated by this Agreement will not cause defaults under the Leases, except for any such default which would not individually or in the aggregate, have a Material Adverse Effect on Unizan.

(c) The Owned Properties and the properties (the “Leased Properties”) leased pursuant to the Leases constitute all of the real estate on which Unizan and its Subsidiaries maintain their facilities or conduct their business as of the date of this Agreement, except for locations the loss of which would not result in a Material Adverse Effect on Unizan.

(d) A true and complete copy of each agreement pursuant to which Unizan or any of its Subsidiaries leases real property to a third party (such agreements, together with any amendments, modifications and other supplements thereto, collectively, the “Third Party Leases”) has heretofore been made available to Huntington. Each Third Party Lease is valid, binding and enforceable in accordance with its terms and is in full force and effect (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies). There are no existing defaults by the tenant under any Third Party Lease which, in the aggregate, would result in the termination of such Third Party Leases except for any such default which would not reasonably be expected to result in a Material Adverse Effect on Unizan.

3.20 State Takeover Laws. The Board of Directors of Unizan has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to such agreements and transactions the provisions of Chapter 1704 and Section 1707.043 of the OGCL, Article VIII of the Unizan Articles and all other similar “takeover” or “interested shareholder” law (any such laws, “Takeover Statutes”).

3.21 Reorganization. As of the date of this Agreement, Unizan is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.22 Opinions. Prior to the execution of this Agreement, Unizan has received an opinion from Sandler O’Neill & Partners, L.P. to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Exchange Ratio is fair to the shareholders of Unizan from a financial point of view. Such opinion has not been amended or rescinded as of the date of this Agreement.

3.23 Internal Controls. None of Unizan or its Subsidiaries’ records, systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of it or its Subsidiaries or accountants except as would not, individually or in the aggregate, reasonably be expected to result in a materially adverse effect on the system of internal accounting controls described in the next sentence. Unizan and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

3.24 Insurance. Unizan and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as its management reasonably has determined to be prudent in accordance with industry practices.

3.25 Unizan Information. The information relating to Unizan and its Subsidiaries contained in the Proxy Statement and the Form S-4, or that is provided by Unizan or its representatives for inclusion in any other document filed with any other Regulatory Agency in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement (except for such portions thereof that relate only to Huntington or any of its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF HUNTINGTON

Except as disclosed in a correspondingly numbered section of the disclosure schedule (the “Huntington Disclosure Schedule”) delivered by Huntington to Unizan prior to the execution of this Agreement, Huntington hereby represents and warrants to Unizan as follows:

4.1 Corporate Organization. (a) Huntington is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland. Huntington has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary.

(b) Huntington is duly registered as a financial holding company under the BHC Act. True and complete copies of the Articles of Restatement of Charter, as amended (the “Huntington Charter”) and Bylaws of Huntington, as in effect as of the date of this Agreement, have previously been made available to Unizan.

(c) Each Huntington Subsidiary (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and in good standing in all jurisdictions (whether Federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified, and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted, except in each of (i) – (iii) as would not be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Huntington.

4.2 Capitalization. (a) The authorized capital stock of Huntington consists of 500,000,000 shares of Huntington Common Stock, of which, as of the date hereof, 229,057,890 shares were issued and outstanding, and 6,617,808 shares of preferred stock, no par value (the “Huntington Preferred Stock”), of which, as of the date hereof, no shares were issued and outstanding. As of the date hereof, no more than 28,808,365 shares of Huntington Common Stock were held in Huntington’s treasury. As the date hereof, no shares of Huntington Common Stock or Huntington Preferred Stock were reserved for issuance, except for 19,946,505 shares reserved for issuance upon exercise of options issued pursuant to employee and director stock plans of Huntington in effect as of the date of this Agreement (the “Huntington Stock Plans”). All of the issued and outstanding shares of Huntington Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date hereof, except pursuant to this Agreement, the Rights Agreement and the Huntington Stock Plans, Huntington does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Huntington Common Stock or any other equity securities of Huntington or any securities representing the right to purchase or otherwise receive any shares of Huntington Common Stock. The shares of Huntington Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

(b) All of the issued and outstanding shares of capital stock or other equity ownership interests of each “significant subsidiary” (as such term is defined under Regulation S-X of the SEC) of Huntington are owned by Huntington, directly or indirectly, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (subject to 12 U.S.C. §§ 55) and free of preemptive rights. No such significant subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such subsidiary.

4.3 Authority; No Violation. (a) Huntington has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Huntington. The Board of Directors of Huntington has determined that this Agreement and the transactions contemplated hereby are in the best interests of Huntington and its stockholders and no other corporate proceedings on the part of Huntington are necessary to approve this Agreement to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Huntington and (assuming due authorization, execution and delivery by Unizan) constitutes the valid and binding obligation of Huntington, enforceable against Huntington in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies).

(b) Neither the execution and delivery of this Agreement by Huntington, nor the consummation by Huntington of the transactions contemplated hereby, nor compliance by Huntington with any of the terms or provisions of this Agreement, will (i) violate any provision of the Huntington Charter or the Huntington Bylaws, or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained and/or made, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or Injunction applicable to Huntington, any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Huntington or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Huntington or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except for such violations, conflicts, breaches or defaults with respect to clause (ii) that are not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Huntington.

4.4 Consents and Approvals. Except for (i) the filing of applications and notices, as applicable, with the Federal Reserve Board under the BHC Act and the Federal Reserve Act, as amended, and approval of such applications and notices, and, in connection with the merger of the national bank Subsidiaries of Unizan and Huntington, the filing of applications and notices, as applicable, with the OCC and approval of such applications and notice, (ii) the Other Regulatory Approvals, (iii) the filing with the SEC of the Proxy Statement and the filing and declaration of effectiveness of the Form S-4, (iv) the filing of the Articles of Merger with the Maryland Department of Assessments and Taxation pursuant to the MGCL and the issuance by the Maryland Secretary of a Certificate of Merger and the filing of the Certificate of Merger with the Secretary of State of the State of Ohio pursuant to the OGCL, (v) any notices to or filings with the SBA, (vi) any notices or filings under the HSR Act, (vii) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the applicable provisions of federal and state securities laws relating to the regulation of broker-dealers, investment advisers or transfer agents, and the rules of the Nasdaq, or that are required under consumer finance, mortgage banking and other similar laws, (viii) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Huntington Common Stock pursuant to this Agreement, and (ix) filings, if any, required as a result of the particular status of Unizan, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (A) the execution and delivery by Huntington of this Agreement and (B) the consummation by Huntington of the Merger and the other transactions contemplated by this Agreement.

4.5 Reports. Huntington and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2000 with the Regulatory Agencies, and all other reports and statements required to be filed by them since January 1, 2000, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of the business of Huntington and its Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Huntington, investigation into the business or operations of Huntington or any of its Subsidiaries since January 1, 2000. There (i) is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Huntington or any of its Subsidiaries, and (ii) has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Huntington since January 1, 2000.

4.6 Financial Statements. Huntington has previously made available to Unizan copies of (i) the consolidated balance sheet of Huntington and its Subsidiaries as of December 31, 2000, 2001 and 2002, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the years then ended as reported in Huntington’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002 (as amended prior to the date hereof, the “Huntington 2002 10-K”) filed with the SEC under the Exchange Act, accompanied by the audit report of Ernst & Young LLP, independent public accountants with respect to Huntington, and (ii) the unaudited consolidated balance sheet of Huntington and its Subsidiaries as of September 30, 2002 and 2003, and the related consolidated statements of income, changes in shareholders’ equity and cash flows of the three and nine month periods then ended, as reported in Huntington’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003 (the “Huntington 10-Q”). The December 31, 2002 consolidated balance sheet of Huntington (including the related notes, where applicable) fairly presents in all material respects the consolidated financial position of Huntington and its Subsidiaries as of the date thereof, and the other financial statements referred to in this Section 4.6 (including the related notes, where applicable) fairly present in all material respects the results of the consolidated operations and changes in shareholders’ equity and consolidated financial position of Huntington and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth, subject to normal year-end audit adjustments in amounts consistent with past experience in the case of unaudited statements; each of such statements (including the related notes, where applicable) complies in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been prepared in all material respects in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Huntington and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

4.7 Broker’s Fees. Neither Huntington nor any Huntington Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any brokers fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement, other than Keefe, Bruyette & Woods, Inc., all of the fees and expenses of which shall be the sole responsibility of Huntington.

4.8 Absence of Certain Changes or Events. Except as publicly disclosed in Huntington Reports (as defined in Section 4.11) filed prior to the date of this Agreement, from September 30, 2003 through and including the date of this Agreement, (i) Huntington and the Huntington Subsidiaries have carried on their respective businesses in all material respects in the ordinary course, and (ii) there has not been any Material Adverse Effect with respect to Huntington.

4.9 Legal Proceedings. (a) Except as set forth in Section 4.9 of the Huntington Disclosure Schedule, there is no, and there is, to Huntington’s knowledge, no threatened, litigation, action, suit, proceeding, investigation or arbitration material to Huntington and its Subsidiaries, taken as a whole, and no action, demand, charge, requirement or investigation by any Governmental Entity and no litigation, action, suit, proceeding, investigation or arbitration by any Person or Governmental Entity that is material to Huntington and its Subsidiaries, taken as a whole, in each case with respect to Huntington or any of its Subsidiaries or any of their respective properties or permits, licenses or authorizations, is pending or, to the knowledge of Huntington, threatened.

(b) There is no material Injunction, judgment, or regulatory restriction (other than those of general application that apply to similarly situated financial or bank holding companies or their Subsidiaries) imposed upon Huntington, any of its Subsidiaries or the assets of Huntington or any of its Subsidiaries.

4.10 Taxes and Tax Returns. Each of Huntington and its Subsidiaries has duly filed all federal, state, foreign and local information returns and Tax returns required to be filed by it on or prior to the date of this Agreement (all such returns being accurate and complete in all material respects) and has duly paid or made provision for the payment of all Taxes that have been incurred or are due or claimed to be due from it by federal, state, foreign or local taxing authorities other than (i) Taxes or other governmental charges that are not yet delinquent or are being contested in good faith, have not been finally determined and have been adequately reserved against, or (ii) information returns, Tax returns or Taxes as to which the failure to file, pay or make provision for is not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Huntington.

4.11 SEC Reports. Huntington has previously made available to Unizan an accurate and complete copy of each (i) final registration statement, prospectus, report, schedule and definitive Proxy Statement filed since January 1, 2000 by Huntington with the SEC pursuant to the Securities Act or the Exchange Act (the “Huntington Reports”) and prior to the date of this Agreement and (ii) communication mailed by Huntington to its stockholders since January 1, 2000 and prior to the date of this Agreement, and no such Huntington Report or communication, as of the date of such Huntington Report or communication, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. Since January 1, 2000, as of their respective dates, all Huntington Reports filed under the Securities Act and the Exchange Act complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto.

4.12 Compliance with Applicable Law. (a) Huntington and each of its Subsidiaries hold all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to each, and have complied in all respects with and are not in default in any respect under any, applicable law, statute, order, rule, regulation, policy or guideline of any Governmental Entity relating to Huntington or any of its Subsidiaries, except where the failure to hold such license, franchise, permit or authorization or such noncompliance or default is not reasonably likely to, either individually or in the aggregate, have a Material Adverse Effect on Huntington. The Huntington National Bank is “well-capitalized” and “well-managed” under applicable regulatory definitions, and its examination rating under the Community Reinvestment Act of 1977 is “satisfactory” or better.

(b) Except as is not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Huntington, Huntington and each Huntington Subsidiary have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents, applicable state and federal law and regulation and common law. None of Huntington, any Huntington Subsidiary, or any director, officer or employee of Huntington or of any Huntington Subsidiary, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account that is reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Huntington, and, except as would not be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Huntington and the accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

4.13 Agreements with Regulatory Agencies. Neither Huntington nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been since January 1, 2000, a recipient of any supervisory letter from, or has been ordered to pay any civil money penalty by, or since January 1, 2000, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, other than those of general application that apply to similarly situated financial holding companies or their Subsidiaries (each, whether or not set forth in the Huntington Disclosure Schedule, a “Huntington Regulatory Agreement”), nor has Huntington or any of its Subsidiaries been advised since January 1, 2000, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Huntington Regulatory Agreement.

4.14 Interest Rate Risk Management Instruments. Except as would not be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Huntington, (i) all interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements, whether entered into for the account of Huntington or for the account of a customer of Huntington or one of its Subsidiaries, were entered into in the ordinary course of business consistent with past practice and in accordance with prudent banking practice and applicable rules, regulations and policies of any Regulatory Authority and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of Huntington or one of its Subsidiaries enforceable against it in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies), and are in full force and effect, (ii) each of its Subsidiaries have duly performed their obligations thereunder to the extent that such obligations to perform have accrued, and (iii) to Huntington’s knowledge, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

4.15 Undisclosed Liabilities. Except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Huntington included in the Huntington 10-Q (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2003, since such date, neither Huntington nor any of its Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) that, either individually or in the aggregate, has had or is reasonably likely to have, a Material Adverse Effect on Huntington.

4.16 Environmental Liability. There are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that are reasonably likely to result in the imposition, on Huntington of any liability or obligation arising under common law or under any local, state or federal environmental statute, regulation or ordinance including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, pending or threatened against Huntington, which liability or obligation is reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Huntington. To the knowledge of Huntington, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Huntington. Huntington is not subject to any agreement, order, judgment, decree, letter or memorandum by or with any Governmental Entity or third party imposing any liability or obligation with respect to the foregoing that is reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Huntington.

4.17 Reorganization. As of the date of this Agreement, Huntington is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.18 Internal Controls. None of Huntington or its Subsidiaries’ records, systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of it or its Subsidiaries or accountants except as would not, individually or in the aggregate, reasonably be expected to result in a materially adverse effect on the system of internal accounting controls described in the next sentence. Huntington and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

4.19 Huntington Information. The information relating to Huntington and its Subsidiaries that is provided by Huntington for inclusion in the Proxy Statement and the Form S-4, or the information relating to Huntington and its Subsidiaries that is provided by Huntington or its representatives for inclusion in any other document filed with any other Regulatory Agency in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Form S-4 will comply with the provisions of the Securities Act and the rules and regulations thereunder in all material respects.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Businesses Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement (including the Unizan Disclosure Schedule), Unizan shall, and shall cause each of its Subsidiaries to (i) conduct its business in the ordinary course in all material respects, (i) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and retain the services of its key officers and key employees and (iii) take no action that would adversely affect or materially delay the ability of the parties to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby or thereby.

5.2 Unizan Forbearances. During the period from the date of this Agreement to the Effective Time, except as set forth in Section 5.2 of the Unizan Disclosure Schedule and except as expressly contemplated or permitted by this Agreement, Unizan shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Huntington:

(a) (i) other than dividends and distributions by a direct or indirect Subsidiary of Unizan to Unizan or any direct or indirect wholly owned Subsidiary of Unizan, declare, set aside or pay any dividends on, make any other distributions in respect of, or enter into any agreement with respect to the voting of, any of its capital stock (except for regular quarterly cash dividends not to exceed $0.135 per share on Unizan Common Stock), (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock, except upon the exercise of Unizan Stock Options that are outstanding as of the date hereof in accordance with their present terms, or (iii) purchase, redeem or otherwise acquire any shares of capital stock or other securities of Unizan or any of its Subsidiaries, or any rights, warrants or options to acquire any such shares or other securities (other than the issuance of Unizan Common Stock upon the exercise of Unizan Stock Options that are outstanding as of the date hereof in accordance with their present terms);

(b) issue, deliver, sell, pledge or otherwise encumber or subject to any Lien any shares of its capital stock, any other voting securities, including any restricted shares of Unizan Common Stock, or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, including any Unizan Stock Options (other than the issuance of Unizan Common Stock upon the exercise of Unizan Stock Options that are outstanding as of the date hereof in accordance with their present terms);

(c) amend its certificate of incorporation, by-laws or other comparable organizational documents;

(d) (i) acquire or agree to acquire by merging or consolidating with, or by purchasing any assets or any equity securities of, or by any other manner, any business or any Person, or otherwise acquire or agree to acquire any assets except in the ordinary course of business or (ii) open, close, sell or acquire any branches;

(e) sell, lease, license, mortgage or otherwise encumber or subject to any Lien, or otherwise dispose of any of its properties or assets other than securitizations and other transactions in the ordinary course of business and consistent with past practices or create any security interest in such assets or properties;

(f) except for borrowings having a maturity of not more than 30 days under existing credit facilities (or renewals, extensions or replacements therefor that do not provide for any termination fees or penalties, prohibit pre-payments or provide for any pre-payment penalties, or contain any like provisions limiting or otherwise affecting the ability of Unizan or its applicable Subsidiaries or successors from terminating or pre-paying such facilities, or contain financial terms less advantageous than existing credit facilities, and as they may be so renewed, extended or replaced, (“Credit Facilities”)) that are incurred in the ordinary course of business consistent with past practice and with respect to which Unizan consults with Huntington on a basis not less frequently than weekly, or for borrowings under Credit Facilities or other lines of credit or refinancing of indebtedness outstanding on the date hereof in additional amounts not to exceed $2,500,000, incur any Indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for the obligations of any Person (other than Unizan or any wholly owned Subsidiary thereof), or, other than in the ordinary course of business, make any loans, advances or capital contributions to, or investments in, any Person other than its wholly owned Subsidiaries and as a result of ordinary advances and reimbursements to employees and endorsements of banking instruments;

(g) change in any material respect its accounting methods (or underlying assumptions), principles or practices affecting its assets, liabilities or business, including any reserving, renewal or residual method, practice or policy, in each case, in effect on the date hereof, except as required by changes in GAAP or regulatory accounting principles;

(h) change in any material respects its investment or risk management or other similar policies of Unizan or any of its Subsidiaries;

(i) make, change or revoke any material Tax election, amend any material Tax return, change any method of Tax accounting in any material respect, settle any material liability for Taxes, or surrender any right to claim a material refund of Taxes;

(j) other than in the ordinary course of business, terminate or waive any material provision of any material agreement, contract or obligation (collectively, “Contracts”) other than normal renewals of Contracts without materially adverse changes, additions or deletions of terms, or enter into or renew any agreement or contract or other binding obligation of Unizan or its Subsidiaries containing (i) any restriction on the ability of Unizan and its Subsidiaries to conduct its business as it is presently being conducted or (ii) any restriction on Unizan or its Subsidiaries engaging in any type or activity or business;

(k) (i) incur any capital expenditures in excess of $50,000 individually or $250,000 in the aggregate or (ii) enter into any agreement obligating Unizan to spend more than $50,000 individually or $250,000 in the aggregate;

(l) except as required by agreements or instruments in effect on the date hereof, alter in any material respect, or enter into any commitment to alter in any material respect, any interest material to Unizan and its Subsidiaries, taken as a whole, in any corporation, association, joint venture, partnership or business entity in which Unizan directly or indirectly holds any equity or ownership interest on the date hereof (other than any interest arising from any foreclosure, settlement in lieu of foreclosure or troubled loan or debt restructuring in the ordinary course of business consistent with past practice);

(m) Except for payments described in Section 5.2(m) of the Unizan Disclosure Schedule (i) grant to any current or former director, officer, employee, consultant or other service provider of Unizan or its Subsidiaries any increase in compensation or other benefits or pay any discretionary compensation or severance, except for annual salary or wage increases to employees in the ordinary course consistent with past practice (which increases do not exceed 5.0% of any applicable employee’s current salary or wage or 2.5% in the aggregate for all employees) or as required by the terms existing prior to the date hereof of plans or arrangements described in Section 3.11 of the Unizan Disclosure Schedule, (ii) grant to any such current or former director, officer, employee, consultant or service provider any increase in severance or termination pay, (iii) establish, or increase the compensation or benefits provided under (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, restricted stock awards or similar instruments), or otherwise amend or clarify, any Unizan Benefit Plan or Employment Agreement, except as required by applicable law, (iv) modify any Unizan Stock Option or other equity-based award, (v) make any discretionary contributions or payments to any trust or other funding vehicle or pay any discretionary premiums in respect of benefits under any Unizan Benefit Plan or Employment Agreement, (vi) accelerate the payment or vesting of any payment or benefit provided or to be provided to any director, officer, employee, consultant or other service provider or otherwise pay any amounts not due such individual, (vii) enter into any new or amend any existing employment or consulting agreement with any director, officer, employees, consultants or service provider or hire retain the services of any such person, or (viii) establish, adopt or enter into any collective bargaining agreement;

(n) agree or consent to any material agreement or material modifications of existing agreements with any Governmental Entity in respect of the operations of its business, except as required by law;

(o) pay, discharge, settle or compromise any claim, action, litigation, arbitration, suit, investigation or proceeding, other than any such payment, discharge, settlement or compromise in the ordinary course of business consistent with past practice that involves solely money damages in an amount not in excess of $50,000 individually or $100,000 in the aggregate, and that does not create precedent for other pending or potential claims, actions, litigation, arbitration or proceedings;

(p) issue any broadly distributed communication of a general nature to Employees (including general communications relating to benefits and compensation) or customers without the prior approval of Huntington (which will not be unreasonably delayed or withheld), except for communications in the ordinary course of business that do not relate to the Merger or other transactions contemplated hereby;

(q) take any action, or fail to take any action, which action or failure to act would be reasonably expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(r) take any action that would materially impede or delay the ability of the parties to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby;

(s) take any action that is intended or is reasonably likely to result in any of its representations or warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VII not being satisfied or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable law; or

(t) agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 5.2.

5.3 Huntington Forbearances. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, Huntington shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Unizan, (i) amend, repeal or otherwise modify any provision of the Huntington Charter or the Huntington Bylaws (other than those that would not be adverse to Unizan or its shareholders or those that would not impede Huntington’ ability to consummate the transactions contemplated hereby, and other than any provisions relating to the preferred stock of Huntington), (ii) take any action, or fail to take any action, which action or failure to act would be reasonably expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code, (iii) take any action that would materially impede or delay the ability of the parties to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby, (iv) take any action that is intended or is reasonably likely to result in any of its representations or warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VII not being satisfied or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable law or (v) agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 5.3.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Regulatory Matters. (a) Huntington and Unizan shall promptly prepare and file with the SEC the Proxy Statement and Huntington shall promptly prepare and file with the SEC the Form S-4, in which the Proxy Statement will be included as a prospectus. Each of Huntington and Unizan shall use their reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, and Unizan shall thereafter mail or deliver the Proxy Statement to its shareholders. Huntington shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Unizan shall furnish all information concerning Unizan and the holders of Unizan Common Stock as may be reasonably requested in connection with any such action.

(b) The parties shall cooperate with each other and use their respective reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities. Unizan and Huntington shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to Unizan or Huntington, as the case may be, and any of their respective Subsidiaries, which appear in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties shall act reasonably and as promptly as practicable. The parties shall consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement.

(c) Each of Huntington and Unizan shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Form S-4 or any other statement, filing, notice or application made by or on behalf of Huntington, Unizan or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

(d) Each of Huntington and Unizan shall promptly advise the other upon receiving any communication from any Governmental Entity consent or approval of which is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval may be materially delayed.

6.2 Access to Information. (a) Upon reasonable notice and subject to applicable laws relating to the exchange of information, each of Unizan and Huntington shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of the other, reasonable access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records, and, during such period, the parties shall, and shall cause its Subsidiaries to, make available to the other party all other information concerning its business, properties and personnel as the other may reasonably request. Unizan shall, and shall cause each of its Subsidiaries to, provide to Huntington a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws (other than reports or documents that such party is not permitted to disclose under applicable law). Neither Unizan nor Huntington nor any of their Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of such party or its Subsidiaries or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) All information and materials provided pursuant to this Agreement shall be subject to the provisions of the Confidentiality Agreement entered into between the parties as of December 19, 2003 (the “Confidentiality Agreement”). Nothing in this Agreement shall prohibit the disclosure of the tax treatment and tax structure, as those terms are used in Treasury Regulation Section 1.6011-4, of the transactions contemplated by this Agreement (but no other details about the matters covered by this Agreement, including without limitation the identities of the parties) from and after the date of the public announcement by the parties of this Agreement and the Merger.

(c) No investigation by either of the parties or their respective representatives shall affect the representations and warranties of the other set forth in this Agreement.

6.3 Shareholder Approval. Unizan shall call a meeting of its shareholders to be held as soon as reasonably practicable for the purpose of obtaining the requisite shareholder approval required in connection with this Agreement and the Merger (the “Unizan Shareholder Meeting”), and shall use its reasonable best efforts to cause such meeting to occur as soon as reasonably practicable. The Board of Directors of Unizan shall recommend to Unizan’s shareholders the approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby (the “Unizan Recommendation”); provided, however, that Unizan’s Board of Directors shall not be required to make such Unizan Recommendation to the extent provided in Section 6.13. Notwithstanding any Change in Unizan Recommendation, unless otherwise directed in writing by Huntington, this Agreement and the Merger shall be submitted to the shareholders of Unizan at the Unizan Shareholders Meeting for the purpose of approving the Agreement and the Merger and nothing contained herein shall be deemed to relieve Unizan of such obligation, provided, however, that if the Board of Directors of Unizan shall have effected a Change in Unizan Recommendation in accordance with this Agreement, then in submitting this Agreement to Unizan’s shareholders, the Board of Directors of Unizan may submit this Agreement to Unizan’s shareholders without recommendation (although the resolutions adopting this Agreement and the Plan of Merger as of the date hereof may not be rescinded or amended), in which event the Board of Directors of Unizan may communicate the basis for its lack of a recommendation to Unizan’s shareholders in the Proxy Statement or an appropriate amendment or supplement thereto to the extent required by law.

6.4 Legal Conditions to Merger. Each of Huntington and Unizan shall, and shall cause its Subsidiaries to, use their reasonable best efforts (i) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and, subject to the conditions set forth in Article VII, to consummate the transactions contemplated by this Agreement, and (ii) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by Unizan or Huntington or any of their respective Subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement.

6.5 Affiliates. Unizan shall use its reasonable best efforts to cause each director, executive officer and other person who is an “affiliate” (for purposes of Rule 145 under the Securities Act) of Unizan to deliver to Huntington, as soon as practicable after the date of this Agreement, and prior to the date of the meeting of the Unizan shareholders to be held pursuant to Section 6.3, a written agreement, in the form of Exhibit A.

6.6 Nasdaq Approval. Huntington shall cause the shares of Huntington Common Stock to be issued in the Merger to be approved for quotation on the Nasdaq, subject to official notice of issuance, prior to the Effective Time.

6.7 Employee Matters. (a) From and after the Effective Time, the employees of Unizan who are employed by the Surviving Corporation as of the Effective Time (the “Assumed Employees”) and who remain employed with the Surviving Corporation during such period will be offered participation and coverage under employee benefit plans that are comparable, on an aggregate basis, to the plans generally in effect for similarly situated employees of Huntington and its Subsidiaries (“Huntington Benefit Plans”); provided, that continued participation and coverage following the Effective Time under the employee benefit plans of Unizan and its Subsidiaries as of immediately prior to the Effective Time shall be deemed to satisfy the obligations under this sentence, it being understood that the Assumed Employees may commence participating in the Huntington Benefit Plans on different dates following the Effective Time with respect to different Huntington Benefit Plans. Notwithstanding any provision of this Section 6.7(a) to the contrary, from and after the Effective Time, each Assumed Employee (other than those with individual agreements providing for severance or “change of control” benefits) shall be eligible for participation in Huntington’ Transition Pay Plan in accordance with the terms thereof, as such terms may be amended from time to time, which shall be the exclusive source of severance benefits in connection with the Merger (other than as provided under individual agreements providing for severance or “change of control” benefits, which agreements are listed in Section 6.7 of the Unizan Disclosure Schedule).

(b) To the extent permitted by applicable law or the terms of any applicable insurance policies, Huntington shall cause each Huntington Benefit Plan in which Assumed Employees are eligible to participate to take into account for purposes of eligibility, vesting and benefit accruals under the Huntington Benefit Plans (other than benefit accruals under any of Huntington’ defined benefit pension plans including any supplemental defined benefit plans) the service of such employees with Unizan and its Subsidiaries (and any predecessor entities) to the same extent as such service was credited for such purpose by Unizan and its Subsidiaries, provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits with respect to the same period of service or with respect to newly implemented plans for which prior service is not taken into account; provided, further, that for purposes of calculating benefits and determining an Assumed Employee’s years of service under Huntington’ Transition Pay Plan, service with Huntington shall be measured commencing with the most recent hire date by Unizan and its Subsidiaries (including any predecessor employers). Nothing herein shall limit the ability of Huntington or the Surviving Corporation to amend or terminate any of the Unizan Benefit Plans or Huntington Benefits Plans in accordance with their terms at any time.

(c) At and following the Effective Time, Huntington will cause the Surviving Corporation to honor the obligations of Unizan or any of its Subsidiaries as of the Effective Time under the provisions of the Employment Agreements that are set forth on Section 6.7(c) of the Unizan Disclosure Schedule between and among Unizan or any of its Subsidiaries, on the one hand, and any current or former officer, director, consultant or employee of Unizan or any of its Subsidiaries, on the other hand, provided that this provision shall not prevent the Surviving Corporation from amending, suspending or terminating any such agreements to the extent permitted by the respective terms of such agreement.

(d) If Assumed Employees become eligible to participate in a medical, dental or health plan of Huntington or its Subsidiaries, Huntington shall cause each such plan to (i) waive any preexisting condition limitations to the extent such conditions are covered under the applicable medical, health or dental plans of Huntington, (ii) honor under such plans any deductible, co-payment and out-of-pocket expenses incurred by such employees and their beneficiaries during the portion of the calendar year prior to such participation and (iii) waive any waiting period limitation or evidence of insurability requirement which would otherwise be applicable to such employee on or after the Effective Time for the year in which the Effective Time occurs, in each case to the extent such employee had satisfied any similar limitation or requirement under an analogous medical dental or health plan of Unizan prior to the Effective Time for the year in which the Effective Time or participation in such medical, dental or health plan of Huntington, as applicable, occurs.

(e) Huntington will consider in good faith the recommendations of Mr. Mann with respect to retention payments to key Unizan employees in order to maintain continuity of management in connection with the Merger.

6.8 Indemnification; Directors’ and Officers’ Insurance. (a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including any such claim, action, suit, proceeding or investigation in which any individual who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director, officer or employee of Unizan or any of its Subsidiaries or who is or was serving at the request of Unizan or any of its Subsidiaries as a director, officer, employee or agent of another person (the “Indemnified Parties”), is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer or employee of Unizan or any of its Subsidiaries or (ii) this Agreement or any of the transactions contemplated by this Agreement, whether asserted or arising before or after the Effective Time, the parties shall cooperate and use their best efforts to defend against and respond thereto. From and after the Effective Time, Huntington shall indemnify and hold harmless, as and to the fullest extent currently provided under applicable law, the Unizan Articles, the Unizan Code and any agreement set forth in Section 6.8 of the Unizan Disclosure Schedule, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reimbursement for reasonable fees and expenses incurred in advance of the final disposition of any claim, suit, proceeding or investigation upon receipt of any undertaking required by applicable law), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation.

(b) Huntington shall use its reasonable best efforts to cause the individuals serving as officers and directors of Unizan or any of its Subsidiaries immediately prior to the Effective Time to be covered for a period of six years from the Effective Time by the directors’ and officers’ liability insurance policy maintained by Unizan (provided that Huntington may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are not less advantageous than such policy) with respect to acts or omissions occurring prior to the Effective Time that were committed by such officers and directors in their capacity as such; provided, that in no event shall Huntington be required to expend more than 200% per year of coverage of the amount currently expended by Unizan per year of coverage as of the date of this Agreement (the “Maximum Amount”) to maintain or procure insurance coverage pursuant hereto, and (iii) if notwithstanding the use of reasonable best efforts to do so, Huntington is unable to maintain or obtain the insurance called for by this Section 6.8, Huntington shall obtain as much comparable insurance as available for the Maximum Amount, and (iv) such Indemnified Parties may be required to make reasonable application and provide reasonable and customary representations and warranties to Huntington’s insurance carrier for the purpose of obtaining such insurance, comparable in nature and scope to the applications, representations and warranties required of persons who are officers and directors of Huntington as of the date hereof.

(c) Huntington acknowledges and agrees that it shall assume, effective as of the Effective Time, the indemnification and other obligations of Unizan set forth in Section 7.9 of that certain Agreement of Merger and Plan of Reorganization, dated as of September 5, 2001, by and among UNB Corp. (which was subsequently renamed Unizan Financial Corp.), The United National Bank & Trust Company, BancFirst Ohio Corp. and The First National Bank of Zanesville, N.A., as amended.

(d) The provisions of this Section 6.8 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

6.9 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including any merger between a Subsidiary of Huntington, on the one hand, and a Subsidiary of Unizan, on the other) or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either party to the Merger, the proper officers and directors of each party and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by, and at the sole expense of, Huntington.

6.10 Advice of Changes. Each of Huntington and Unizan shall promptly advise the other of any change or event (i) having or reasonably likely to have a Material Adverse Effect on it or (ii) that it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained in this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement; provided further that a failure to comply with this Section 6.10 shall not constitute the failure of any condition set forth in Article VII to be satisfied unless the underlying Material Adverse Effect or material breach would independently result in the failure of a condition set forth in Article VI to be satisfied.

6.11 Dividends. After the date of this Agreement, Unizan shall coordinate with Huntington the declaration of any dividends in respect of Unizan Common Stock and the record dates and payment dates relating thereto such that holders of Unizan Common Stock shall not receive two dividends, or fail to receive one dividend, for any quarter with respect to their shares of Unizan Common Stock and any shares of Huntington Common Stock any such holder receives in exchange therefor in the Merger.

6.12 Exemption from Liability Under Section 16(b). Huntington and Unizan agree that, in order to most effectively compensate and retain Unizan Insiders (as defined below) in connection with the Merger, both prior to and after the Effective Time, it is desirable that Unizan Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of Unizan Common Stock and Unizan Stock Options into shares of Huntington Common Stock and Assumed Stock Options, as applicable, in the Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 6.12. Assuming that Unizan delivers to Huntington the Section 16 Information (as defined below) in a timely fashion, the Board of Directors of Huntington, or a committee of Non-Employee Directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall adopt a resolution providing that the receipt by Unizan Insiders of Huntington Common Stock in exchange for shares of Unizan Common Stock, and of options on Huntington Common Stock upon conversion of options on Unizan Common Stock, in each case pursuant to the transactions contemplated by this Agreement and to the extent such securities are listed in the Section 16 Information, are intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act. “Section 16 Information” shall mean information accurate in all material respects regarding Unizan Insiders, the number of shares of Unizan Common Stock held by each such Unizan Insider and expected to be exchanged for Huntington Common Stock in the Merger, and the number and description of the options on Unizan Common Stock held by each such Unizan Insider and expected to be converted into options on Huntington Common Stock in connection with the Merger; provided that the requirement for a description of any Unizan Stock Options shall be deemed to be satisfied if copies of all Unizan Stock Plans, and forms of agreements evidencing grants thereunder, under which such Unizan Stock Options have been granted, have been made available to Huntington. “Unizan Insiders” shall mean those officers and directors of Unizan who are subject to the reporting requirements of Section 16(a) of the Exchange Act and who are listed in the Section 16 Information.

6.13 No Solicitation.

(a) None of Unizan, its Subsidiaries or any officer, director, employee, agent or representative (including any investment banker, financial advisor, attorney, accountant or other retained representative) of Unizan or any of its Subsidiaries shall directly or indirectly (i) solicit, initiate or encourage or facilitate (including by way of furnishing information) or take any other action designed to facilitate any inquiries or proposals regarding any merger, share exchange, consolidation, sale of assets, sale of shares of capital stock (including, without limitation, by way of a tender offer) or similar transactions involving Unizan or any of its Subsidiaries that, if consummated, would constitute an Alternative Transaction (any of the foregoing inquiries or proposals being referred to herein as an “Acquisition Proposal”), (ii) participate in any discussions or negotiations regarding an Alternative Transaction or (iii) enter into any agreement regarding any Alternative Transaction. Notwithstanding the foregoing, the Board of Directors of Unizan shall be permitted, prior to the meeting of Unizan shareholders to be held pursuant to Section 6.3, and subject to compliance with the other terms of this Section 6.13 and to first entering into a confidentiality agreement with the person proposing such Acquisition Proposal on terms substantially similar to, and no less favorable to Unizan than, those contained in the Confidentiality Agreement, to (A) consider and participate in discussions and negotiations with respect to a bona fide Acquisition Proposal received by Unizan, and (B) withdraw, modify or qualify the Unizan Recommendation, in each case if and only to the extent that the Board of Directors of Unizan reasonably determines in good faith (after consultation with outside legal counsel) that failure to do so would cause it to violate its fiduciary duties.

As used in this Agreement, “Alternative Transaction” means any of (i) a transaction pursuant to which any person (or group of persons) other than Huntington or its affiliates, directly or indirectly, acquires or would acquire more than 25 percent of the outstanding shares of Unizan Common Stock or outstanding voting power or of any new series or new class of preferred stock that would be entitled to a class or series vote with respect to the Merger, whether from Unizan or pursuant to a tender offer or exchange offer or otherwise, (ii) a merger, share exchange, consolidation or other business combination involving Unizan (other than the Merger), (iii) any transaction pursuant to which any person (or group of persons) other than Huntington or its affiliates acquires or would acquire control of assets (including for this purpose the outstanding equity securities of subsidiaries of Unizan and securities of the entity surviving any merger or business combination including any of Unizan’s Subsidiaries) of Unizan, or any of its subsidiaries representing more than 25 percent of the fair market value of all the assets, net revenues or net income of Unizan and its subsidiaries, taken as a whole, immediately prior to such transaction, or (iv) any other consolidation, business combination, recapitalization or similar transaction involving Unizan or any of its subsidiaries, other than the transactions contemplated by this Agreement, as a result of which the holders of shares of Unizan Common Stock immediately prior to such transaction do not, in the aggregate, own at least 75 percent of each of the outstanding shares of common stock and the outstanding voting power of the surviving or resulting entity in such transaction immediately after the consummation thereof in substantially the same proportion as such holders held the shares of Unizan Common Stock immediately prior to the consummation thereof.

(b) Unizan shall notify Huntington promptly (but in no event later than 24 hours) after receipt of any Acquisition Proposal, or any material modification of or material amendment to any Acquisition Proposal, or any request for nonpublic information relating to Unizan or any of its Subsidiaries or for access to the properties, books or records of Unizan or any Subsidiary by any Person or entity that informs the Board of Directors of Unizan or any Subsidiary that it is considering making, or has made, an Acquisition Proposal. Such notice to Huntington shall be made orally and in writing, and shall indicate the identity of the Person making the Acquisition Proposal or intending to make or considering making an Acquisition Proposal or requesting non-public information or access to the books and records of Unizan or any Subsidiary, and the material terms of any such Acquisition Proposal or modification or amendment to an Acquisition Proposal. Unizan shall keep Huntington fully informed, on a current basis, of any material changes in the status and any material changes or modifications in the terms of any such Acquisition Proposal, indication or request. Unizan shall also promptly, and in any event within 24 hours, notify Huntington, orally and in writing, if it enters into discussions or negotiations concerning any Acquisition Proposal in accordance with Section 6.13(a).

(c) Nothing contained in this Section 6.13 shall prohibit Unizan or its Subsidiaries from taking and disclosing to its shareholders a position required by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act.

(d) Unizan and its Subsidiaries shall immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than Huntington) conducted heretofore with respect to any of the foregoing, and shall use reasonable best efforts to cause all Persons other than Huntington who have been furnished confidential information regarding Unizan in connection with the solicitation of or discussions regarding an Acquisition Proposal within the 12 months prior to the date hereof promptly to return or destroy such information. Unizan agrees not to, and to cause its Subsidiaries not to, release any third party from the confidentiality and standstill provisions of any agreement to which Unizan or its Subsidiaries is or may become a party, and shall immediately take all steps necessary to terminate any approval that may have been heretofore given under any such provisions authorizing any person to make an Acquisition Proposal.

(e) Unizan shall ensure that the officers, directors and all employees, agents and representatives (including any investment bankers, financial advisors, attorneys, accountants or other retained representatives) of Unizan or its Subsidiaries are aware of the restrictions described in this Section 6.13 as reasonably necessary to avoid violations thereof. It is understood that any violation of the restrictions set forth in this Section 6.13 by any officer, director, employee, agent or representative (including any investment banker, financial advisor, attorney, accountant or other retained representative) of Unizan or its Subsidiaries, at the direction or with the consent of Unizan or its Subsidiaries, shall be deemed to be a breach of this Section 6.13 by Unizan.

6.14 Transition. (a) Commencing following the date hereof, Huntington and Unizan shall, and shall cause their respective Subsidiaries to, use their reasonable best efforts to facilitate the integration of Unizan and its Subsidiaries with the businesses of Huntington and its Subsidiaries to be effective as of the Closing Date or such later date as may be determined by Huntington. Without limiting the generality of the foregoing, from the date hereof through the Closing Date and consistent with the performance of their day-to-day operations and the continuous operation of Unizan and its Subsidiaries in the ordinary course of business, Unizan shall cause the employees and officers of Unizan and its Subsidiaries, including the Bank, to use their reasonable best efforts to provide support, including support from its outside contractors, and to assist Huntington in performing all tasks, including equipment installation, reasonably required to result in a successful integration at the Closing or such later date as may be determined by Huntington.

(b) Huntington and Unizan agree to consult with respect to their litigation and real estate valuation policies and practices and Unizan shall make such modifications or changes to its policies and practices, if any, and at such date prior to the Effective Time, as Huntington shall reasonably request. Unizan shall continue to utilize its existing loan policies and practices (including loan classifications and levels of reserves); provided, however, that Unizan shall not unreasonably withhold or delay its consent to any reasonable request by Huntington that Unizan make modifications or changes thereto and Unizan shall make such changes promptly after granting any such consent or at such later date as the parties may agree. Huntington and Unizan shall also consult with respect to the character, amount and timing of restructuring charges to be taken by each of them in connection with the transactions contemplated hereby, and shall take such charges as Huntington shall reasonably request. No party’s representations, warranties and covenants contained in this Agreement shall be deemed to be untrue or breached in any respect for any purpose as a consequence of any modifications or changes to such policies and practices which may be undertaken on account of this Section 6.14.

6.15 Directorship. Huntington shall increase the size of its Board of Directors, to the extent necessary, and shall appoint to its Board of Directors one additional director selected by Huntington from the current Unizan Board of Directors (who shall be reasonably acceptable to Unizan), with such appointment to be effective as of the Effective Time, with the intent being that such new director would serve a term ending no earlier than the 2007 annual shareholder meeting.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation To Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Shareholder Approval. This Agreement shall have been approved and adopted by the requisite affirmative vote of the holders of Unizan Common Stock entitled to vote thereon.

(b) Nasdaq Listing. The shares of Huntington Common Stock to be issued to the holders of Unizan Common Stock upon consummation of the Merger shall have been authorized for quotation on the Nasdaq, subject to official notice of issuance.

(c) Regulatory Approvals. All regulatory approvals set forth in Sections 3.4 and 4.4 required to consummate the transactions contemplated by this Agreement, including the Merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred as the “Requisite Regulatory Approvals”).

(d) Form S-4. The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(e) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an “Injunction”) preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, Injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits or makes illegal consummation of the Merger.

7.2 Conditions to Obligations of Huntington. The obligation of Huntington to effect the Merger is also subject to the satisfaction, or waiver by Huntington, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. The representations and warranties of Unizan set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date); provided, however, that no representation or warranty of Unizan shall be deemed untrue or incorrect for purposes hereunder as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty of Unizan, has had or would reasonably be expected to result in a Material Adverse Effect on Unizan, disregarding for these purposes (i) any qualification or exception for, or reference to, materiality in any such representation or warranty and (ii) any use of the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases in any such representation or warranty; and Huntington shall have received a certificate signed on behalf of Unizan by the Chief Executive Officer or the Chief Financial Officer of Unizan to the foregoing effect.

(b) Performance of Obligations of Unizan. Unizan shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date; and Huntington shall have received a certificate signed on behalf of Unizan by the Chief Executive Officer or the Chief Financial Officer of Unizan to such effect.

(c) Federal Tax Opinion. Huntington shall have received the opinion of its counsel, Wachtell, Lipton, Rosen & Katz, in form and substance reasonably satisfactory to Huntington, dated the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Effective Time, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Unizan and Huntington, reasonably satisfactory in form and substance to it.

7.3 Conditions to Obligations of Unizan. The obligation of Unizan to effect the Merger is also subject to the satisfaction or waiver by Unizan at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Huntington set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date); provided, however, that no representation or warranty of Huntington shall be deemed untrue or incorrect for purposes hereunder as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty of Huntington, has had or would reasonably be expected to result in a Material Adverse Effect on Huntington, disregarding for these purposes (i) any qualification or exception for, or reference to, materiality in any such representation or warranty and (ii) any use of the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases in any such representation or warranty; and Unizan shall have received a certificate signed on behalf of Huntington by the Chief Executive Officer or the Chief Financial Officer of Huntington to the foregoing effect.

(b) Performance of Obligations of Huntington. Huntington shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Unizan shall have received a certificate signed on behalf of Huntington by the Chief Executive Officer or the Chief Financial Officer of Huntington to such effect.

(c) Federal Tax Opinion. Unizan shall have received the opinion of its counsel, Black, McCuskey, Souers & Arbaugh, in form and substance reasonably satisfactory to Unizan, dated the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Effective Time, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Unizan and Huntington, reasonably satisfactory in form and substance to it.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the shareholders of Unizan or Huntington:

(a) by mutual consent of Unizan and Huntington in a written instrument, if the Board of Directors of each so determines by a vote of a majority of the members of its respective entire Board of Directors;

(b) by either the Board of Directors of Unizan or the Board of Directors of Huntington if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement;

(c) by either the Board of Directors of Unizan or the Board of Directors of Huntington if the Merger shall not have been consummated on or before the first anniversary of the date of this Agreement unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth in this Agreement;

(d) by either the Board of Directors of Huntington or the Board of Directors of Unizan if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of Unizan, in the case of a termination by Huntington, or Huntington, in the case of a termination by Unizan, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.2 or 7.3, as the case may be, and which is not cured within 45 days following written notice to the party committing such breach or by its nature or timing cannot be cured within such time period;

(e) by either the Board of Directors of Huntington or the Board of Directors of Unizan if Unizan shall have failed to obtain the requisite affirmative vote in favor of approving and adopting this Agreement from the holders of Unizan Common Stock entitled to vote thereon at the Unizan Shareholder Meeting; provided that the right of

Unizan to terminate this Agreement pursuant to this Section 8.1(e) shall not be available to it if it has failed to comply in all material respects with its obligations under Section 6.3 or 6.13;

(f) By the Board of Directors of Huntington if Unizan has (i) failed to make the Unizan Recommendation or has modified or qualified such recommendation in a manner adverse to Huntington, (ii) failed to substantially comply with its obligations under Section 6.3 or 6.13 or (iii) recommended or endorsed an Alternative Transaction; or

(g) by Unizan, if the Unizan Board of Directors so determines by the vote of a majority of all of its members, by giving written notice to Huntington not later than the end of the second Business day next following the Determination Date, in the event that, as of the Determination Date, both of the following conditions are satisfied:

(i) the Average Closing Price shall be less than 80% of the Huntington Starting Price; and

(ii) (A) the number obtained by dividing the Average Closing Price by the Huntington Starting Price (such number, the “Huntington Ratio”) is less than (B) the number obtained by dividing the Final Index Price by the Initial Index Price and subtracting 0.15 from such quotient (such number, the “Index Ratio”).

If Unizan elects to exercise its termination right pursuant to this Section 8.1(g), it shall give written notice to Huntington. During the five-business-day period commencing with its receipt of such notice, Huntington may, at its option (the “Fill Option”), adjust the Exchange Ratio to equal the lesser of (i) a number equal to a quotient (rounded to the nearest one-ten-thousandth), the numerator of which is the product of 0.80, the Huntington Starting Price and the Exchange Ratio (as then in effect) and the denominator of which is the Average Closing Price, and (ii) a number equal to a quotient (rounded to the nearest one-ten-thousandth), the numerator of which is the Index Ratio multiplied by the Exchange Ratio (as then in effect) and the denominator of which is the Huntington Ratio. If Huntington makes an election contemplated by the preceding sentence within such five-day period, it shall give prompt written notice to Unizan of such election and the revised Exchange Ratio, whereupon no termination shall have occurred pursuant to this Section 8.1(g) and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified), and any references in this Agreement to “Exchange Ratio” shall thereafter be deemed to refer to the Exchange Ratio as adjusted pursuant to this Section 8.1(g).

For purposes of this Section 8.1(g), the following terms shall have the meanings set forth below:

“Average Closing Price” of the Huntington Common Stock shall mean the arithmetic mean of the daily closing sales prices per share of Huntington Common Stock reported on the Nasdaq National Market (as reported by the Wall Street Journal or, if not reported thereby, another authoritative source) for the five consecutive full Nasdaq trading days ending at the close of trading on the Determination Date (with a proportionate adjustment in the event that the outstanding shares of common stock of Huntington shall be changed into a different number of shares by reason of any stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of the Agreement and the Determination Date).

“Business day” means Monday through Friday of each week, except a legal holiday recognized as such by the U.S. Government or any day on which banking institutions in the State of Ohio are authorized or obligated by law to close.

“Determination Date” means the date on which the last Requisite Regulatory Approval shall have been obtained, without regard to any requisite waiting period, or, if later, on the date ten Business Days prior to the Closing Date.

“Final Index Price” means the arithmetic mean of the daily closing values of the S&P Bank Index (Bloomberg: S5BANKX) (the “Bank Index”) for the five trading days utilized in calculating the Average Closing Price.

“Initial Index Price” means $354.67, the closing value of the Bank Index on January 26, 2004.

“Huntington Starting Price” means $23.10, the closing sale price per share of Huntington Common Stock reported on the Nasdaq National Market on January 26, 2004.

8.2 Effect of Termination. In the event of termination of this Agreement by either Unizan or Huntington as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Unizan, Huntington, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever under this Agreement, or in connection with the transactions contemplated by this Agreement, except that (i) Sections 6.2(b), 8.2, 8.3, 9.2, 9.3, 9.8 and 9.9 shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Unizan nor Huntington shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

8.3 Termination Fee. (a) In the event that (A) a bona fide Acquisition Proposal shall have been communicated to or otherwise made known to the shareholders, senior management or Board of Directors of Unizan, or any person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal, after the date of this Agreement, which Acquisition Proposal shall not have been irrevocably withdrawn prior to the Unizan Shareholder Meeting, (B) thereafter this Agreement is terminated by either Huntington or Unizan pursuant to Section 8.1(e), by Huntington pursuant to Section 8.1(f) or by Huntington pursuant to Section 8.1(d) as a result of a willful breach by Unizan and (C) prior to the date that is eighteen (18) months after the date of such termination Unizan consummates an Alternative Transaction or enters into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to an Alternative Transaction, then Unizan shall on the date an Alternative Transaction is consummated or any such letter executed or agreement entered into, pay Huntington a fee equal to $20,000,000 (twenty million dollars) by wire transfer of same day funds.

(b) Unizan acknowledges that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Huntington would not enter into this Agreement; accordingly, if Unizan fails promptly to pay the amount due pursuant to this Section 8.3, and, in order to obtain such payment, Huntington commences a suit which results in a judgment against Unizan for the fee set forth in this Section 8.3, Unizan shall pay to Huntington its costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the fee at the rate on six-month U.S. Treasury obligations plus 300 basis points in effect on the date such payment was required to be made.

8.4 Amendment. Subject to compliance with applicable law and Section 1.1(b), this Agreement may be amended by the parties, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with Merger by the shareholders of Unizan or Huntington; provided, however, that after any approval of the transactions contemplated by this Agreement by the shareholders of Unizan, there may not be, without further approval of such shareholders, any amendment of this Agreement governed by Section 1701.79(E) of the OGCL. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

8.5 Extension; Waiver. At any time prior to the Effective Time, the parties, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties contained in this Agreement and (iii) waive compliance with any of the agreements or conditions contained in this Agreement; provided, however, that after any approval of the transactions contemplated by this Agreement by the shareholders of Unizan and Huntington, there may not be, without further approval of such shareholders, any extension or waiver of this Agreement or any portion hereof that reduces the amount or changes the form of the consideration to be delivered to the holders of Unizan Common Stock under this Agreement, other than as contemplated by this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX

GENERAL PROVISIONS

9.1 Closing. On the terms and subject to conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m. on a date and at a place to be specified by the parties, which date shall be no later than five business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied or waived at the Closing), unless extended by mutual agreement of the parties (the “Closing Date”).

9.2 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for Sections 6.8 and 6.9.

9.3 Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expense; provided, however, that the costs and expenses of printing and mailing the Proxy Statement, and all filing and other fees paid to the SEC in connection with the Merger, shall be borne equally by Unizan and Huntington.

9.4 Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to Unizan, to:

Unizan Financial Corp.

220 Market Ave. South

Canton, Ohio 44702

Attention: Roger L. Mann

Facsimile: (330) 438-1811

with a copy to:

Black, McCuskey, Souers & Arbaugh

1000 Unizan Plaza

220 Market Ave. S.

Canton, Ohio 44702

Attention: Todd S. Bundy, Esq

Facsimile: (330) 456-5756

and

(b)	if to Huntington, to:

Huntington Bancshares Incorporated

41 South High Street

Columbus, Ohio 43287

Attention: Richard A. Cheap, Esq.

                     General Counsel and Secretary

Facsimile: (614) 480-5485

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention: Edward D. Herlihy, Esq.

Facsimile: (212) 403-2000

9.5 Interpretation. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to a Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The Unizan Disclosure Schedule and the Huntington Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. This Agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable law.

9.6 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

9.7 Entire Agreement. This Agreement (including the documents and the instruments referred to in this Agreement), together with the Confidentiality Agreement, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement, other than the Confidentiality Agreement.

9.8 Governing Law. This Agreement shall be governed and construed in accordance with the internal laws of the State of Ohio applicable to contracts made and wholly-performed within such state, without regard to any applicable conflicts of law principles.

9.9 Publicity. Neither Unizan nor Huntington shall, and neither Unizan nor Huntington shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the prior consent (which consent shall not be unreasonably withheld) of Huntington, in the case of a proposed announcement or statement by Unizan, or Unizan, in the case of a proposed announcement or statement by Huntington; provided, however, that either party may, without the prior consent of the other party (but after prior consultation with the other party to the extent practicable under the circumstances) issue or cause the publication of any press release or other public announcement to the extent required by law or by the rules and regulations of the Nasdaq.

9.10 Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by either of the parties (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.8, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any person other than the parties hereto any rights or remedies under this Agreement.

Remainder of Page Intentionally Left Blank

IN WITNESS WHEREOF, Unizan and Huntington have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

UNIZAN FINANCIAL CORP.

By:	/s/ ROGER L. MANN
Name: Roger L. Mann Title: President and Chief Executive Officer

HUNTINGTON BANCSHARES INCORPORATED

By:	/s/ THOMAS E. HOAGLIN
Name: Thomas E. Hoaglin Title: Chairman, President and Chief Executive Officer

Signature Page to Agreement and Plan of Merger

Form of Affiliate Letter

Huntington Bancshares Incorporated

41 South High Street

Columbus, Ohio 43287

Ladies and Gentlemen:

I have been advised that as of the date hereof I may be deemed to be an “affiliate” of Unizan Financial Corp., an Ohio corporation (“Unizan”), as the term “affiliate” is defined for purposes of paragraphs (c) and (d) of Rule 145 of the Rules and Regulations (the “Rules and Regulations”) of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”). I have been further advised that pursuant to the terms of the Agreement and Plan of Merger dated as of January 27, 2004 (the “Merger Agreement”), by and between Huntington Bancshares Incorporated, a Maryland corporation (“Huntington”), and Unizan, Unizan shall be merged with and into Huntington (the “Merger”) and each share of the common stock, without par value, of Unizan (“Unizan Common Stock”) shall be converted into the right to receive 1.1424 shares of common stock, without par value, of Huntington (“Huntington Common Stock”). All terms used in this letter but not defined herein shall have the meanings ascribed thereto in the Merger Agreement.

I represent, warrant and covenant to Huntington that in the event I receive any Huntington Common Stock as a result of the Merger:

(a) I shall not make any sale, transfer or other disposition of Huntington Common Stock in violation of the Act or the Rules and Regulations.

(b) I have carefully read this letter and the Merger Agreement and discussed its requirements and other applicable limitations upon my ability to sell, transfer or otherwise dispose of Huntington Common Stock to the extent I believed necessary with my counsel or counsel for Unizan.

(c) I have been advised that the issuance of Huntington Common Stock to me pursuant to the Merger will be registered with the Commission under the Act on a Registration Statement on Form S-4. However, I have also been advised that, since at the time the Merger will be submitted for a vote of the shareholders of Unizan I may be deemed to have been an affiliate of Unizan and the distribution by me of Huntington Common Stock has not been registered under the Act, I may not sell, transfer or otherwise dispose of Huntington Common Stock issued to me in the Merger unless (i) such sale, transfer or other disposition has been registered under the Act, (ii) such sale, transfer or other disposition is made in conformity with the volume and other limitations of Rule 145 promulgated by the Commission under the Act, or (iii) in the opinion of counsel reasonably acceptable to Huntington, such sale, transfer or other disposition is otherwise exempt from registration under the Act.

(d) I understand that Huntington is under no obligation to register the sale, transfer or other disposition of Huntington Common Stock by me or on my behalf under the Act or to take any other action necessary in order to make compliance with an exemption from such registration available.

(e) I also understand that stop transfer instructions will be given to Huntington’s transfer agents with respect to Huntington Common Stock and that there will be placed on the certificates for Huntington Common Stock issued to me, or any substitutions therefor, a legend stating in substance:

“The securities represented by this certificate have been issued in a transaction to which Rule 145 promulgated under the Securities Act of 1933 applies and may only be sold or otherwise transferred in compliance with the requirements of Rule 145 or pursuant to a registration statement under said act or an exemption from such registration.”

(f) I also understand that unless the transfer by me of my Huntington Common Stock has been registered under the Act or is a sale made in conformity with the provisions of Rule 145, Huntington reserves the right to put the following legend on the certificates issued to my transferee:

“The shares represented by this certificate have not been registered under the Securities Act of 1933 and were acquired from a person who received such shares in a transaction to which Rule 145 promulgated under the Securities Act of 1933 applies. The shares have been acquired by the holder not with a view to, or for resale in connection with, any distribution thereof within the meaning of the Securities Act of 1933 and may not be sold, pledged or otherwise transferred except in accordance with an exemption from the registration requirements of the Securities Act of 1933.”

It is understood and agreed that the legends set forth above shall be removed by delivery of substitute certificates without such legend, and/or the issuance of a letter to Huntington’s transfer agent removing such stop transfer instructions, and the above restrictions on sale will cease to apply, if (A) one year (or such other period as may be required by Rule 145(d)(2) under the Securities Act or any successor thereto) shall have elapsed from the Closing Date and the provisions of such Rule are then available to me; or (B) if two years (or such other period as may be required by Rule 145(d)(3) under the Securities Act or any successor thereto) shall have elapsed from the Effective Date and the provisions of such Rule are then available to me; or (C) I shall have delivered to Huntington (i) a copy of a letter from the staff of the Commission, or an opinion of counsel in form and substance reasonably satisfactory to Huntington, or other evidence reasonably satisfactory to Huntington, to the effect that such legend and/or stop transfer instructions are not required for purposes of the Securities Act or (ii) reasonably satisfactory evidence or representations that the securities represented by such certificates are being or have been transferred in a transaction made in conformity with the provisions of Rule 145 under the Securities Act or pursuant to an effective registration under the Securities Act.

I recognize and agree that the foregoing provisions also apply to (i) my spouse, (ii) any relative of mine or my spouse occupying my home, (iii) any trust or estate in which I, my spouse or any such relative owns at least 10% beneficial interest or of which any of us serves as trustee, executor or in any similar capacity and (iv) any corporate or other organization in which I, my spouse or any such relative owns at least 10% of any class of equity securities or of the equity interest.

It is understood and agreed that this Letter Agreement shall terminate and be of no further force and effect if the Merger Agreement is terminated in accordance with its terms.

Execution of this letter should not be construed as an admission on my part that I am an “affiliate” of Unizan as described in the first paragraph of this letter or as a waiver of any rights I may have to object to any claim that I am such an affiliate on or after the date of this letter.

Very truly yours,

By:

Name:

Accepted this              day of             , 2004

Huntington Bancshares Incorporated

By:

Name: Title:

APPENDIX B

April 8, 2004

Board of Directors

Unizan Financial Corporation

220 Market Avenue South

Canton, Ohio 44702

Ladies and Gentlemen:

Unizan Financial Corporation (“Unizan”) and Huntington Bancshares Incorporated (“Huntington”) have entered into an Agreement and Plan of Merger, dated as of January 27, 2004 (the “Agreement”), pursuant to which Unizan will be merged with and into Huntington (the “Merger”). Under the terms of the Agreement, upon consummation of the Merger, each share of Unizan common stock, without par value, issued and outstanding immediately prior to the Merger (the “Unizan Shares”), other than certain shares specified in the Agreement, will be converted into the right to receive 1.1424 shares (the “Exchange Ratio”) of common stock, without par value, of Huntington (together with the preferred share purchase rights attached thereto issued pursuant to the Rights Agreement, dated as of February 22, 1990, by and between Huntington and The Huntington National Bank, as successor to The Huntington Trust Company, N.A., as rights agent, as amended). The terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of Unizan Shares.

Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain publicly available financial statements and other historical financial information of Unizan that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Huntington that we deemed relevant; (iv) internal financial projections for Unizan for the year ending December 31, 2004 prepared by and reviewed with management of Unizan; (v) earnings per share estimates for Huntington for the years ending December 31, 2004 and 2005 published by I/B/E/S and confirmed with management of Huntington; (vi) the pro forma financial impact of the Merger on Huntington, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings reviewed with the senior managements of Unizan and Huntington; (vii) the relative contributions of assets, liabilities, equity and earnings of Unizan and Huntington to the resulting institution; (viii) the publicly reported historical price and trading activity for Unizan’s and Huntington’s common stock, including a comparison of certain financial and stock market information for Unizan and Huntington with similar publicly available information for certain other companies the securities of which are publicly traded; (ix) the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available; (x) the current market environment generally and the banking environment in particular; and (xi) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of Unizan the business, financial condition, results of operations and prospects of Unizan and held similar discussions with certain members of senior management of Huntington regarding the business, financial condition, results of operations and prospects of Huntington.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Unizan or Huntington or their respective representatives or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of management of Unizan and Huntington that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or

Board of Directors Unizan Financial Corporation April 8, 2004 Page 2

completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Unizan or Huntington or any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Unizan or Huntington nor have we reviewed any individual credit files relating to Unizan or Huntington. We have assumed, with your consent, that the respective allowances for loan losses for both Unizan and Huntington are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. With respect to the financial projections for Unizan and the earnings per share estimates for Huntington and all projections of transaction costs, purchase accounting adjustments and expected cost savings prepared by and/or reviewed with the managements of Unizan and Huntington and used by Sandler O’Neill in its analyses, Sandler O’Neill assumed that they reflected the best currently available estimates and judgments of the respective managements of the respective future financial performances of Unizan and Huntington and that such performances would be achieved. We express no opinion as to such financial projections or the assumptions on which they are based. We have also assumed that there has been no material change in Unizan’s or Huntington’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that Unizan and Huntington will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements, that the conditions precedent in the Agreement are not waived and that the Merger will qualify as a tax-free reorganization for federal income tax purposes. Finally, with your consent, we have relied upon the advice Unizan has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of Huntington’s common stock will be when issued to Unizan’s shareholders pursuant to the Agreement or the prices at which Unizan’s or Huntington’s common stock may trade at any time.

We have acted as Unizan’s financial advisor in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon consummation of the Merger, and Unizan has agreed to indemnify us against certain liabilities arising out of our engagement. We have also received a fee for rendering this opinion. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Unizan and Huntington and their affiliates. We may also actively trade the debt and/or equity securities of Unizan and Huntington and their affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

Our opinion is directed to the Board of Directors of Unizan in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of Unizan as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger. Our opinion is directed only to the fairness of the Exchange Ratio to Unizan shareholders from a financial point of view and does not address the underlying business decision of Unizan to engage in the Merger, the relative merits of the Merger as compared to any other alternative transactions or business strategies that might exist for Unizan or the effect of any other transaction in which Unizan might engage. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be

Board of Directors Unizan Financial Corporation April 8, 2004 Page 3

used for any other purposes, without Sandler O’Neill’s prior written consent; provided, however, that we hereby consent to the inclusion of this opinion as an appendix to the Proxy Statement/Prospectus of Unizan and Huntington dated the date hereof and to the references to this opinion therein.

Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the Exchange Ratio is fair to the holders of Unizan Shares from a financial point of view.

Very truly yours,

/s/ SANDLER O’NEILL & PARTNERS, L.P.

APPENDIX C

Section 1701.85 of the Ohio General Corporation Law

1701.85 Qualifications of and procedures for dissenting shareholders

(A)(1) A shareholder of a domestic corporation is entitled to relief as a dissenting shareholder in respect of the proposals described in Section 1701.74, 1701.76, and 1701.84 of the Revised Code, only in compliance with this section.

(2) If the proposal must be submitted to the shareholders of the corporation involved, the dissenting shareholder shall be a record holder of the shares of the corporation as to which he seeks relief as of the date fixed for the determination of shareholders entitled to notice of a meeting of the shareholders at which the proposal is to be submitted, and such shares shall not have been voted in favor of the proposal. Not later than ten days after the date on which the vote on the proposal was taken at the meeting of the shareholders, the dissenting shareholder shall deliver to the corporation a written demand for payment to him of the fair cash value of the shares as to which he seeks relief, which demand shall state his address, the number and class of such shares, and the amount claimed by him as the fair cash value of the shares.

(3) The dissenting shareholder entitled to relief under division (C) of Section 1701.84 of the Revised Code in the case of a merger pursuant to Section 1701.80 of the Revised Code and a dissenting shareholder entitled to relief under division (E) of Section 1701.84 of the Revised Code in the case of a merger pursuant to Section 1701.801 of the Revised Code shall be a record holder of the shares of the corporation as to which he seeks relief as of the date on which the agreement of merger was adopted by the directors of that corporation. Within twenty days after he has been sent the notice provided in Section 1701.80 or 1701.801 of the Revised Code, the dissenting shareholder shall deliver to the corporation a written demand for payment with the same information as that provided for in division (A)(2) of this section.

(4) In the case of a merger or consolidation, a demand served on the constituent corporation involved constitutes service on the surviving or the new entity, whether the demand is served before, on, or after the effective date of the merger or consolidation.

(5) If the corporation sends to the dissenting shareholder, at the address specified in his demand, a request for the certificates representing the shares as to which he seeks relief, the dissenting shareholder, within fifteen days from the date of the sending of such request, shall deliver to the corporation the certificates requested so that the corporation may forthwith endorse on them a legend to the effect that demand for the fair cash value of such shares has been made. The corporation promptly shall return such endorsed certificates to the dissenting shareholder. A dissenting shareholder’s failure to deliver such certificates terminates his rights as a dissenting shareholder, at the option of the corporation, exercised by written notice sent to the dissenting shareholder within twenty days after the lapse of the fifteen-day period, unless a court for good cause shown otherwise directs. If shares represented by a certificate on which such a legend has been endorsed are transferred, each new certificate issued for them shall bear a similar legend, together with the name of the original dissenting holder of such shares. Upon receiving a demand for payment from a dissenting shareholder who is the record holder of uncertificated securities, the corporation shall make an appropriate notation of the demand for payment in its shareholder records. If uncertificated shares for which payment has been demanded are to be transferred, any new certificate issued for the shares shall bear the legend required for certificated securities as provided in this paragraph. A transferee of the shares so endorsed, or of uncertificated securities where such notation has been made, acquires only such rights in the corporation as the original dissenting holder of such shares had immediately after the service of a demand for payment of the fair cash value of the shares. A request under this paragraph by the corporation is not an admission by the corporation that the shareholder is entitled to relief under this section.

(B) Unless the corporation and the dissenting shareholder have come to an agreement on the fair cash value per share of the shares as to which the dissenting shareholder seeks relief, the dissenting shareholder or the corporation, which in case of a merger or consolidation may be the surviving or new entity, within three months after the service of the demand by the dissenting shareholder, may file a complaint in the court of common pleas of the county in which the principal office of the corporation that issued the shares is located or was located when the proposal was adopted by the shareholders of the corporation, or, if the proposal was not required to be submitted to the shareholders, was approved by the directors. Other dissenting shareholders, within that three-month period, may join as plaintiffs or may be joined as defendants in any such proceeding, and any two or more such proceedings may be consolidated. The complaint shall contain a brief statement of the facts, including the vote and the facts entitling the dissenting shareholder to the relief demanded. No answer to such a complaint is required. Upon the filing of such a complaint, the court, on motion of the petitioner, shall enter an order fixing a date for a hearing on the complaint and requiring that a copy of the complaint and a notice of the filing and of the date for hearing be given to the respondent or defendant in the manner in which summons is required to be served or substituted service is required to be made in other cases. On the day fixed for the hearing on the complaint or any adjournment of it, the court shall determine from the complaint and from such evidence as is submitted by either party whether the dissenting shareholder is entitled to be paid the fair cash value of any shares and, if so, the number and class of such shares. If the court finds that the dissenting shareholder is so entitled, the court may appoint one or more persons as appraisers to receive evidence and to recommend a decision on the amount of the fair cash value. The appraisers have such power and authority as is specified in the order of their appointment. The court thereupon shall make a finding as to the fair cash value of a share and shall render judgment against the corporation for the payment of it, with interest at such rate and from such date as the court considers equitable. The costs of the proceeding, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable. The proceeding is a special proceeding and final orders in it may be vacated, modified, or reversed on appeal pursuant to the Rules of Appellate Procedure and, to the extent not in conflict with those rules, Chapter 2505. of the Revised Code. If, during the pendency of any proceeding instituted under this section, a suit or proceeding is or has been instituted to enjoin or otherwise to prevent the carrying out of the action as to which the shareholder has dissented, the proceeding instituted under this section shall be stayed until the final determination of the other suit or proceeding. Unless any provision in division (D) of this section is applicable, the fair cash value of the shares that is agreed upon by the parties or fixed under this section shall be paid within thirty days after the date of final determination of such value under this division, the effective date of the amendment to the articles, or the consummation of the other action involved, whichever occurs last. Upon the occurrence of the last such event, payment shall be made immediately to a holder of uncertificated securities entitled to such payment. In the case of holders of shares represented by certificates, payment shall be made only upon and simultaneously with the surrender to the corporation of the certificates representing the shares for which the payment is made.

(C) If the proposal was required to be submitted to the shareholders of the corporation, fair cash value as to those shareholders shall be determined as of the day prior to the day on which the vote by the shareholders was taken and, in the case of a merger pursuant to Section 1701.80 or Section 1701.801 of the Revised Code, fair cash value as to shareholders of a constituent subsidiary corporation shall be determined as of the day before the adoption of the agreement of merger by the directors of the particular subsidiary corporation. The fair cash value of a share for the purposes of this section is the amount that a willing seller who is under no compulsion to sell would be willing to accept and that a willing buyer who is under no compulsion to purchase would be willing to pay, but in no event shall the fair cash value of a share exceed the amount specified in the demand of the particular shareholder. In computing such fair cash value, any appreciation or depreciation in market value resulting from the proposal submitted to the directors or to the shareholders shall be excluded.

(D)(1) The right and obligation of a dissenting shareholder to receive such fair cash value and to sell such shares as to which he seeks relief, and the right and obligation of the corporation to purchase such shares and to pay the fair cash value of them terminates if any of the following applies:

(a) The dissenting shareholder has not complied with this section, unless the corporation by its directors waives such failure;

(b) The corporation abandons the action involved or is finally enjoined or prevented from carrying it out, or the shareholders rescind their adoption of the action involved;

(c) The dissenting shareholder withdraws his demand, with the consent of the corporation by its directors;

(d) The corporation and the dissenting shareholder have not come to an agreement as to the fair cash value per share, and neither the shareholder nor the corporation has filed or joined in a complaint under division (B) of this section within the period provided in that division.

(2) For purposes of division (D)(1) of this section, if the merger or consolidation has become effective and the surviving or new entity is not a corporation, action required to be taken by the directors of the corporation shall be taken by the general partners of a surviving or new partnership or the comparable representatives of any other surviving or new entity.

(E) From the time of the dissenting shareholder’s giving of the demand until either the termination of the rights and obligations arising from it or the purchase of the shares by the corporation, all other rights accruing from such shares, including voting and dividend or distribution rights, are suspended. If during the suspension, any dividend or distribution is paid in money upon shares of such class or any dividend, distribution, or interest is paid in money upon any securities issued in extinguishment of or in substitution for such shares, an amount equal to the dividend, distribution, or interest which, except for the suspension, would have been payable upon such shares or securities, shall be paid to the holder of record as a credit upon the fair cash value of the shares. If the right to receive fair cash value is terminated other than by the purchase of the shares by the corporation, all rights of the holder shall be restored and all distributions which, except for the suspension, would have been made shall be made to the holder of record of the shares at the time of termination.

(1994 S 74, eff. 7-1-94; 1988 H 708, eff. 4-19-88; 1986 H 428, H 412, H 902; 1984 S 283, H 250; 1974 S 155; 1970 S 158)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.	Indemnification of Directors and Officers.

The Registrant’s Articles of Incorporation, as amended, provide that it shall indemnify its directors to the fullest extent under the general laws of the State of Maryland now or hereafter in force, including the advance of expenses to directors subject to procedures provided by such laws; its officers to the same extent it shall indemnify its directors; and its officers who are not directors to such further extent as shall be authorized by the Board of Directors and be consistent with Maryland law.

Section 2-418 of the Maryland general corporation law provides, in substance, that a corporation may indemnify any director made a party to any proceeding by reason of service in that capacity against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by the director in connection with the proceeding, unless it is proved that the act or omission of the director was material to the cause of action adjudicated in the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty; or the director actually received an improper personal benefit in money, property, or services; or, in the case of any criminal proceeding, the director had reasonable cause to believe that the act or omission was unlawful. Notwithstanding the above, a director may not be indemnified in respect of any proceeding, by or in the right of the corporation, in which such director shall have been adjudged liable to the corporation or in respect of any proceeding charging improper receipt of a personal benefit.

Termination of any proceeding by judgment, order, or settlement does not create a presumption that the director did not meet the requisite standard of conduct. Termination of any proceeding by conviction, plea of nolo contendere or its equivalent, or entry of an order of probation prior to judgment, creates a rebuttable presumption that the director did not meet the requisite standard of conduct. Indemnification is not permitted unless authorized for a specific proceeding, after a determination that indemnification is permissible because the requisite standard of conduct has been met (1) by a majority of a quorum of directors not at the time parties to the proceeding (or a majority of a committee of two or more such directors designated by the full board); (2) by special legal counsel selected by the board of directors; or (3) by the stockholders.

Section 2-418 provides that a director who has been successful, on the merits or otherwise, in the defense of any proceeding shall be indemnified against reasonable expenses incurred by the director in connection with the proceeding. A court of appropriate jurisdiction upon application of a director and such notice as the court shall require may order indemnification in the following circumstances: (1) if it determines a director is entitled to reimbursement pursuant to a director’s success, on the merits or otherwise, in the defense of any proceeding, the court shall order indemnification, in which case the director shall be entitled to recover the expenses of securing such reimbursement; or (2) if it determines that director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, the court may order such indemnification as the court shall deem proper. However, indemnification with respect to any proceeding by or in the right of the corporation or in which liability shall have been adjudged in the case of a proceeding charging improper personal benefit to the director, shall be limited to expenses.

The reasonable expenses incurred by a director who is a party to a proceeding may be paid or reimbursed by the corporation in advance of the final disposition of the proceeding upon receipt by the corporation of both a written affirmation by the director of his good faith belief that the standard of conduct necessary for indemnification by the corporation has been met, and a written undertaking by or on behalf of the director to repay the amount if it shall be ultimately determined that the standard of conduct has not been met.

The indemnification and advancement of expenses provided or authorized by Section 2-418 are not exclusive of any other rights to which a director may be entitled both as to action in his official capacity and as to action in another capacity while holding such office.

Pursuant to Section 2-418, a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or who, while serving in such capacity, is or was at the request of the corporation serving as a director, officer, partner, trustee, employee, or agent of another corporation or legal entity or of an employee benefit plan, against liability asserted against and incurred by such person in any such capacity or arising out of such person’s position, whether or not the corporation would have the power to indemnify against liability under Section 2-418. A corporation may provide similar protection, including a trust fund, letter of credit, or surety bond, which is not inconsistent with Section 2-418. A subsidiary or an affiliate of the corporation may provide the insurance or similar protection.

Subject to certain exceptions, the directors and officers of the Registrant and its affiliates are insured to the extent of 100% of loss up to a maximum of $40,000,000 (subject to certain deductibles) in each policy year because of any claim or claims made against them by reason of their wrongful acts while acting in their capacities as such directors or officers and up to a maximum of $40,000,000 (subject to certain deductibles) in each policy year because of any claim or claims made against them by reason of their wrongful acts while acting in their capacities as fiduciaries in the administration of certain of the Registrant’s employee benefit programs. The Registrant is insured, subject to certain retentions and exceptions, to the extent it shall have indemnified the directors and officers for such loss.

ITEM 21.	Exhibits and Financial Statement Schedules.

(a) Exhibits.    The following is a list of Exhibits to this Registration Statement:

Exhibit No.		Description

2	(a)	Agreement and Plan of Merger, dated as of January 27, 2004, by and between Unizan Financial Corp. and Huntington Bancshares Incorporated (included in Part I as Appendix A to the proxy statement/prospectus included in this Registration Statement)

3	(a)	Articles of Restatement of Charter, as amended and supplemented, of Registrant, as in effect on the date hereof, incorporated by reference to Exhibit 3(i)(a), (b), and (c) of Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 1993

3	(b)	Amended and Restated Bylaws of Registrant, as in effect on the date hereof, incorporated by reference to Exhibit 3(ii) to Quarterly Report on Form 10-Q for the quarter ended June 30, 2002

5	(a)	Opinion of Wachtell, Lipton, Rosen & Katz as to the validity of the shares of Huntington common stock (filed herewith)

8	(a)	Opinion of Wachtell, Lipton, Rosen & Katz regarding certain tax matters (filed herewith)

23	(a)	Consent of Sandler O’Neill & Partners, L.P. (filed herewith)

23	(b)	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 5(a) to this Registration Statement)

23	(c)	Consent of Ernst & Young LLP (filed herewith)

23	(d)	Consent of Crowe Chizek and Company LLC (filed herewith)

23	(e)	Consent of PricewaterhouseCoopers (filed herewith)

24	(a)	Power of Attorney (previously filed)

99	(a)	Notice of Special Meeting of Stockholders of Unizan Financial Corp. (included in the accompanying proxy statement/prospectus)

99	(b)	Form of Proxy for Special Meeting of Stockholders of Unizan Financial Corp. (filed herewith)

(b) Financial Statement Schedules.

Not Applicable.

(c) Fairness Opinion.

Included in Part I as Appendix B to the proxy statement/prospectus included in this Registration Statement.

ITEM 22.	Undertakings.

The undersigned Registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)    That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the Registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(6)    That every prospectus (i) that is filed pursuant to paragraph (5) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment has become effective, and that for the purpose of determining liabilities under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)    To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(8)    To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

[Remainder of Page Intentionally Left Blank]

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Form S-4 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Columbus, state of Ohio, on April 8, 2004.

HUNTINGTON BANCSHARES INCORPORATED

By:	/s/ THOMAS E. HOAGLIN
Thomas E. Hoaglin
Chairman, President and Chief Executive Officer

Each person whose signature appears below hereby constitutes and appoints the Chairman, the Chief Financial Officer or the Secretary, or any of them, acting alone, as his true and lawful attorney-in-fact, with full power and authority to execute in the name, place and stead of each such person in any and all capacities and to file, an amendment or amendments to the Registration Statement (and all exhibits thereto) and any documents relating thereto, including post-effective amendments to the Registration Statement, which amendments may make such changes in the Registration Statement as said officer or officers so acting deem(s) advisable.

Pursuant to the requirements of the Securities Act of 1933, this Form S-4 Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ THOMAS E. HOAGLIN Thomas E. Hoaglin	Chairman, President, Chief Executive Officer and Director (Principal Executive Officer)	April 8, 2004

/s/ MICHAEL J. MCMENNAMIN Michael J. McMennamin	Vice Chairman, Chief Financial Officer and Treasurer (Principal Financial Officer)	April 8, 2004

/s/ JOHN D. VAN FLEET John D. Van Fleet	Senior Vice President and Controller (Principal Accounting Officer)	April 8, 2004

/s/ RAYMOND J. BIGGS* Raymond J. Biggs	Director	April 8, 2004

/s/ DON M. CASTO, III* Don M. Casto, III	Director	April 8, 2004

/s/ MICHAEL J. ENDRES* Michael J. Endres	Director	April 8, 2004

/s/ JOHN B. GERLACH, JR.* John B. Gerlach, Jr.	Director	April 8, 2004

/s/ DAVID P. LAUER* David P. Lauer	Director	April 8, 2004

Signature	Title	Date

/s/ WM. J. LHOTA* Wm. J. Lhota	Director	April 8, 2004

/s/ DAVID L. PORTEOUS* David L. Porteous	Director	April 8, 2004

/s/ KATHLEEN H. RANSIER* Kathleen H. Ransier	Director	April 8, 2004

Robert H. Schottenstein	Director

/s/ GEORGE A. SKESTOS* George A. Skestos	Director	April 8, 2004

Lewis R. Smoot, Sr.	Director

*By:	/s/ RICHARD A. CHEAP

Richard A. Cheap as attorney-in-fact.

EXHIBIT INDEX

Exhibit No.		Description

2	(a)	Agreement and Plan of Merger, dated as of January 27, 2004, by and between Unizan Financial Corp. and Huntington Bancshares Incorporated (included in Part I as Appendix A to the proxy statement/prospectus included in this Registration Statement)

3	(a)	Articles of Restatement of Charter, as amended and supplemented, of Registrant, as in effect on the date hereof, incorporated by reference to Exhibit 3(i)(a), (b), and (c) of Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 1993

3	(b)	Amended and Restated Bylaws of Registrant, as in effect on the date hereof, incorporated by reference to Exhibit 3(ii) to Quarterly Report on Form 10-Q for the quarter ended June 30, 2002

5	(a)	Opinion of Wachtell, Lipton, Rosen & Katz as to the validity of the shares of Huntington common stock (filed herewith)

8	(a)	Opinion of Wachtell, Lipton, Rosen & Katz regarding certain tax matters (filed herewith)

23	(a)	Consent of Sandler O’Neill & Partners, L.P. (filed herewith)

23	(b)	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 5(a) to this Registration Statement)

23	(c)	Consent of Ernst & Young LLP (filed herewith)

23	(d)	Consent of Crowe Chizek and Company LLC (filed herewith)

23	(e)	Consent of PricewaterhouseCoopers (filed herewith)

24	(a)	Power of Attorney (previously filed)

99	(a)	Notice of Special Meeting of Stockholders of Unizan Financial Corp. (included in the accompanying proxy statement/prospectus)

99	(b)	Form of Proxy for Special Meeting of Stockholders of Unizan Financial Corp. (filed herewith)